# Setting the Course for Success


12027771

# Annual Report 2012

The Capacitance Company

KEMET

CHARGED.

program at the mine site. This is a tracking and traceability scheme designed to aid in the transparency of the overall process used to deliver conflict-free tantalum ore, starting with the processing at the mine through delivery to the ore processor (smelter).

This undertaking began in early 2011 with a visit I made to the DRC and the Kisengo mine site. This trip was made in order to gain a first-hand understanding of the site itself and the social and economic environment as well as the security surrounding the site.

I am thrilled with what we have been able to achieve, as well as with the progress made by the industry as a whole regarding the harmonization of multiple processes that ultimately allows tantalum mining to re-commence in the DRC. We believe that the availability of tantalum ore from this area is a critical piece of the tantalum supply chain and important to the long-term supply and stability of tantalum raw material pricing. In addition, we are very comfortable that the KEMET process will meet or exceed any requirements emanating from the much anticipated Dodd-Frank Act Conflict Minerals regulations.

Vertical integration of our various supply chains is just one of our strategies focused on making KEMET more profitable. Other strategies include our commitment to maintaining a lower cost structure with a reduced break-even threshold, and concentrating on growing our share in markets that require more customized and thus more profitable capacitance solutions. These efforts are all focused on maintaining our profitability over the long term, even in less than ideal economic environments.

The Ceramic Business Group is perhaps the leading example of how focusing on customized solutions will deliver greater profitability. In an environment where there are a number of large global players, all with extensive scale, the ceramics business has carved out a market position focused on meeting specific application requirements where innovation and initiative trump scale. The transformation of this business over the past few years is a success case study within KEMET.

Our business strategies and the results they have yielded, I dare say, have been noticed by the markets. Earlier this year we successfully raised funds in the bond market providing further liquidity for our acquisitions. We feel this success is a validation of these strategies.

Another important part of our plan is the restructuring of our Film and Electrolytic business. This year we completed phase one of this plan and are now fully engaged in phase two. This latter phase includes a new manufacturing facility in Skopje, Macedonia. We broke ground last summer and in a few months the new plant will be fully operational. This facility is a component of our long-term consolidation strategy while maintaining local 'best cost' manufacturing for our European customer base, thus fulfilling our objective of lowering the cost structure in this business.

In summary, as we look back on the path we have traveled this past year, we see a string of achievements that are significant building blocks for our future. We see a discipline to lower our break-even point and continue to structure our operations to maximize margins. These strategies, as mentioned above, include growing our specialty market share, truly globalizing our business, continuing the restructuring of our Film and Electrolytic business, stabilizing our tantalum supply and, of course, launching the joint venture with NEC Tokin. This allows me to look at the path in front of us with great excitement and confidence!

I want to thank our customers, who never stopped believing in our company, and our investors for the support and confidence they show in KEMET. As always, I want to thank our employees. What they continue to achieve is truly amazing and I am proud to have each and every one of them on our team.

In a few years, we believe we'll look back at fiscal year 2012 as the beginning of a new day for KEMET.

Sincerely,



Per-Olof Lööf
Chief Executive Officer



# Dear KEMET Shareholder,

At KEMET, we aim to create the ultimate customer experience in the electronic component solutions industry. A tremendous amount of groundwork has been laid this past year to help us realize our goals. Fiscal year 2012 may very well prove to be the year when we positively changed the trajectory of our growth and profitability.

Reviewing the financial results for fiscal year 2012, we reported revenues of $985 million, which represents the third-highest annual revenue in the history of KEMET. Our adjusted EBITDA for the year was $128.4 million and non-GAAP diluted EPS was $1.04. Considering the relative softness of the overall market in the second half of the fiscal year and the high level of inventory in the channel over the same period, we are moderately pleased with how the year turned out, but in no way content to remain at this level. To the contrary, all of our efforts are focused on increasing revenue and profitability for significantly enhanced shareholder value.

Our optimism for the future is grounded in major achievements during FY 2012. Firstly, in securing and stabilizing our supply chain through a solid vertical integration strategy; secondly, the continuation of the leaning and restructuring of our operations to reduce cost; and thirdly, continued progress towards becoming a technology leader in our field. Furthermore, and perhaps the most exciting event that will set the course for substantial growth, we have announced our intention to acquire NEC Tokin. It has truly been a busy year!

In early March, we announced the joint venture and proposed integration of NEC Tokin and KEMET. The NEC Tokin agreement has been signed and is awaiting regulatory approval, which we anticipate receiving this summer. KEMET and NEC Tokin will, as a result, comprise one of the most exciting electronic component solutions companies in the world. When complete, our combined enterprise will have targeted annual revenues approaching $2 billion, with projected EBITDA of $300 to $400 million, representing long-term opportunities for our combined employees and new avenues of growth for our business. All KEMET and NEC Tokin stakeholders will benefit from this venture.

The transaction comprises three major steps. First, subject to customary regulatory review and approval, we will form a joint venture with NEC by acquiring a 34% equity stake in NEC Tokin for $50 million. Second, we expect to increase that equity ownership stake to 49% for an additional $50 million. Finally, we will be able to acquire the remaining 51%, giving us 100% economic ownership, through a final payment based on a multiple of NEC Tokin's financial performance at that time.

During this past fiscal year, we took steps to secure and stabilize our supply chains through our stated strategy of vertical integration. We acquired a tantalum powder manufacturing facility in Carson City, Nevada, now called KEMET Blue Powder. We have furthermore agreed to secure tantalum ore from the conflict-free Katanga Province in the Democratic Republic of Congo, as well as assumed an exclusive arrangement with Tantalite Resources in Johannesburg, South Africa, for the processing of this conflict-free ore. These combined initiatives are critical steps in completing our closed-pipe, conflict-free, vertically-integrated tantalum supply chain, making KEMET the largest vertically-integrated tantalum capacitor manufacturer in the world. In addition, we also acquired an aluminum foil processing facility in Knoxville, Tennessee, to shore-up the raw material supply necessary for the manufacture of our aluminum electrolytic capacitors.



Our CEO is shown visiting a tantalum mining community in the Democratic Republic of Congo. In the past year, KEMET initiated the industry's most comprehensive economic and charitable program focused on obtaining conflict-free tantalum from the DRC as well as becoming the world's largest vertically integrated manufacturer of conflict-free tantalum capacitors.

A critical step in completing the vertically-integrated closed-pipe system for our tantalum business was the securing of conflict-free tantalum, which came about through an initiative we call "Making Africa Work." Our comprehensive plan includes a $1.5 million investment in social infrastructure at the Kisengo mine site and village in the DRC. This investment will include the construction of schools, a medical clinic, fresh water wells, solar street lighting and other facilities as needed by the local community. This mine site has been audited and designated as conflict-free by the implementing Non-Governmental Organization (NGO) Pact, which instituted the International Tin Supply Chain Initiative (iTRi) defined "bag-and-tag"

# Product and Customer Highlights




KT
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4K
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KEMET expanded its fast-growing line of ceramic flex mitigation capacitors which reduce the risk of cracking and short circuit failures for diverse industries such as automotive, industrial and telecom.

KEMET introduced the first Tantalum Stack Polymer (TSP) solution to utilize organic conductive polymer, an ideal solution for a wide range of products.

KEMET's latest DC link capacitors are designed for power generation in alternative energy applications including solar, wind and hybrid/electric vehicles.

# Financial Highlights

| Fiscal years ended March 31 (dollars in thousands) | 2010 | 2011 | 2012 |
|---|---|---|---|
| Net sales | $ 736,335 | $ 1,018,488 | $ 984,833 |
| Adjusted operating income* | 19,987 | 143,391 | 84,272 |
| Stockholders' equity | 284,272 | 359,753 | 358,996 |

*Adjusted operating income and Adjusted EBITDA are reconciled to GAAP measures on pages 61 and 62 of the 2012 Form 10-K.

Cash and cash equivalents
(in millions)


$250
200
150
100
50
0
FYE '10
FYE '11
FYE '12

Working capital
(in millions)


$450
400
350
300
250
200
150
100
50
0
FYE '10
FYE '11
FYE '12

Adjusted EBITDA*
(in millions)


$250
200
150
100
50
0
FY '10
FY '11
FY '12

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2012**

**Or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number: 001-15491**

# KEMET Corporation

(Exact name of registrant as specified in its charter)

| **Delaware** | **57-0923789** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **2835 Kemet Way, Simpsonville, South Carolina** | **29681** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(864) 963-6300**

Securities registered pursuant to Section 12(b) of the Act: **None.**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $0.01**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 332.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

| Large accelerated filer ☐ | Accelerated filer ☒ | Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |
|---|---|---|---|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of voting common stock held by non-affiliates of the registrant as of September 30, 2011, computed by reference to the closing sale price of the registrant's common stock was approximately $313,852,711.

Number of shares of each class of common stock outstanding as of May 15, 2012: common stock, $0.01 par value, 44,886,754.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the definitive proxy statement to be delivered to stockholders in connection with the Annual Meeting of Shareholders to be held July 26, 2012 are incorporated by reference in Part III of this report.

## Index

## PART I

### ITEM 1. BUSINESS

*General*

We are a leading global manufacturer of a wide variety of capacitors. Our product offerings include tantalum, multilayer ceramic, solid and electrolytic aluminum and film and paper capacitors. Capacitors are electronic components that store, filter and regulate electrical energy and current flow and are one of the essential passive components used in circuit boards. Capacitors are fundamental components of most electronic circuits and are found in communication systems, data processing equipment, personal computers, cellular phones, automotive electronic systems, defense and aerospace systems, consumer electronics, power management systems and many other electronic devices and systems. Capacitors are typically used to filter out interference, smooth the output of power supplies, block the flow of direct current while allowing alternating current to pass and for many other purposes. We manufacture a broad line of capacitors in many different sizes and configurations using a variety of raw materials. Our product line consists of over 250,000 distinct part configurations distinguished by various attributes, such as dielectric (or insulating) material, configuration, encapsulation, capacitance level and tolerance, performance characteristics and packaging. Most of our customers have multiple capacitance requirements, often within each of their products. Our broad product offering allows us to meet the majority of those needs independent of application and end use. In fiscal year 2012, 2011, and 2010 we shipped 32 billion capacitors, 35 billion capacitors, and 31 billion capacitors, respectively. We believe the medium-to-long term demand for the various types of capacitors we offer will grow on a regional and global basis due to a variety of factors, including increasing demand for and complexity of electronic products, growing demand for technology in emerging markets and the ongoing development of new solutions for energy generation and conservation. As used in this report, the terms "we", "us", "our", "KEMET" and the "Company" refer to KEMET Corporation and its predecessors, subsidiaries and affiliates, unless the context indicates otherwise.

We operate 22 production facilities in Europe, North America and Asia and employ 9,700 employees worldwide. We manufacture capacitors in Europe, North America, and Asia. Our customer base includes most of the world's major electronics original equipment manufacturers ("OEMs") (including Alcatel-Lucent USA Inc., Apple Inc., Bosch Group, Cisco Systems, Inc., Continental AG, Dell Inc., Hewlett- Packard Company, International Business Machines Corporation, Intel Corporation, Motorola, Inc., Nokia Corporation, and TRW Automotive), electronics manufacturing services providers ("EMSs") (including Celestica Inc., Flextronics International LTD, Jabil Circuit, Inc. and Sanmina-SCI Corporation) and distributors (including TTI, Inc., Arrow Electronics, Inc. and Avnet, Inc.). For fiscal years 2012 and 2011, our consolidated net sales were $984.8 million and $1,018.5 million, respectively.

*Background of Company*

KEMET's operations began in 1919 as a business of Union Carbide Corporation ("Union Carbide") to manufacture component parts for vacuum tubes. In the 1950s, Bell Laboratories invented solid-state transistors along with tantalum capacitors and other passive components necessary for their operation. As vacuum tubes were gradually replaced by transistors, we changed our manufacturing focus from vacuum tube parts to tantalum capacitors. We entered the market for tantalum capacitors in 1958 as one of approximately 25 United States manufacturers. By 1966, we were the United States' market leader in tantalum capacitors. In 1969, we began production of ceramic capacitors as one of approximately 35 United States manufacturers, and opened our first manufacturing facility in Mexico. In 2003, we expanded operations into Asia, opening our first facility in Suzhou, China. In fiscal year 2007, we acquired the tantalum business unit of EPCOS AG ("EPCOS"). In fiscal year 2008, we acquired Evox Rifa Group Oyj ("Evox Rifa") and Arcotronics Italia S.p.A. ("Arcotronics") and, as a result, entered into markets for film, electrolytic and paper capacitors. In fiscal year 2012, we acquired Cornell Dubilier Foil, LLC (whose name was subsequently changed to KEMET Foil

Manufacturing, LLC ("KEMET Foil")) and Niotan Incorporated (whose name was subsequently changed to KEMET Blue Powder Corporation ("Blue Powder")) which will allow us to achieve some vertical integration. We are organized into three segments: the Tantalum Business Group ("Tantalum"), the Ceramic Business Group ("Ceramic") and the Film and Electrolytic Business Group ("Film and Electrolytic").

KEMET Corporation is a Delaware corporation that was formed in 1990 by certain members of the Company's management at the time, Citicorp Venture Capital, Ltd. and other investors that acquired the outstanding common stock of KEMET Electronics Corporation from Union Carbide. In 1992, we publicly issued shares of our common stock. Today, our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "KEM".

*Recent Developments*

*Issuance of 10.5% Senior Notes Add-On*

On April 3, 2012, we completed the sale of $15.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee.

On March 27, 2012, we completed the sale of $110.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee. Upon the completion of these transactions, we had $355.0 million aggregate principal amount of the 10.5% Senior Notes due 2018 outstanding.

We will use the proceeds of these recent offerings to finance a portion of the acquisition of Niotan Incorporated ("Niotan"), make the initial payment of $50 million under the NEC TOKIN Corporation ("NT") transaction, pay related transactions fees and expenses and for general corporate purposes. These transactions are described below:

*Equity Investment*

On March 12, 2012, we entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") to acquire 51% of the common stock (which will represent a 34% of the economic interest) of NT, a manufacturer of tantalum capacitors, electro-magnetic, electro-mechanical and access devices, (the "Initial Purchase") from NEC Corporation ("NEC") of Japan. Revenue of NT for the fiscal year ended March 31, 2011 was JPY64,770 million or approximately $755 million. The transaction is subject to customary closing conditions, including required regulatory filings. The transaction is expected to close in the second quarter of fiscal year 2013, at which time we will pay a purchase price of $50.0 million for new shares of common stock of NT (the "Initial Closing"). Upon the Initial Closing, we will account for our equity investment in NT using the equity method in a non-consolidated variable interest entity since we will not have the power to direct significant activities of NT.

In connection with our entry into the Stock Purchase Agreement, we entered into a Stockholders' Agreement (the "Stockholders' Agreement") with NT and NEC, which provides for restrictions on transfers of NT's capital stock, certain tag-along and first refusal rights on transfer, restrictions on NEC's ability to convert the preferred stock of NT held by it, certain management services to be provided to NT by KEMET Electronics Corporation (or an affiliate of KEMET Electronics Corporation) and certain board representation rights. At the Initial Closing, we will hold four of seven NT director positions. However, NEC will have significant board rights. The Stockholders' Agreement also contemplates a loan from NEC to NT in connection with NT's rebuilding of its operations in Thailand as a result of flooding that occurred in 2011.

Concurrent with entry into the Stock Purchase Agreement and the Stockholders' Agreement, we entered into an Option Agreement (the "Option Agreement") with NEC whereby we may purchase additional shares of NT common stock from NT for a purchase price of $50.0 million, resulting in an economic interest of approximately 49% while maintaining ownership of 51% of NT's common stock (the "First Call Option") by providing notice of the First Call Option between the Initial Closing and August 31, 2014. Upon providing such notice, we may also exercise an option to purchase all outstanding capital stock of NT from its stockholders, primarily NEC, for a purchase price based on the greater of six times LTM EBITDA (as defined in the Option Agreement) less the previous payments and certain other adjustments, or the outstanding amount of NT's debt obligation to NEC (the "Second Call Option") by providing notice of the Second Call Option by May 31, 2018. From August 1, 2014 through May 31, 2018, NEC may require us to purchase all outstanding capital stock of NT from its stockholders, primarily NEC. However, NEC may only exercise this right (the "Put Option") from August 1, 2014 through April 1, 2016 if NT achieves certain financial performance. The purchase price for the Put Option will be based on the greater of six times LTM EBITDA less previous payments and certain other adjustments, or the outstanding amount of NT's debt obligation to NEC as of the date the Put Option is exercised. The purchase price for the Put Option is reduced by the amount of NT's debt obligation to NEC which we will assume. The determination of the purchase price will be modified in the event there is an unresolved agreement between NEC and us under the Stockholders' Agreement. In the event the Put Option is exercised, NEC will be required to maintain in place the outstanding debt obligation owed by NT to NEC.

*Acquisitions*

On February 21, 2012, we acquired all of the outstanding shares of Blue Powder, from an affiliate of Denham Capital Management LP. Blue Powder, has its headquarters and principal operating location in Carson City, Nevada and we believe it is the largest production location for tantalum powder in the western hemisphere.

We paid an initial purchase price of $30.5 million (net of cash received) at the closing of the transaction. Additional deferred payments of $45 million are payable over a thirty-month period and a working capital adjustment of $0.4 million which was paid in April 2012. We are also required to make quarterly royalty payments for tantalum powder produced by Blue Powder, in an aggregate amount equal to $10 million by December 31, 2014.

On June 13, 2011, we completed our acquisition of KEMET Foil, a Tennessee based manufacturer of etched foils utilized as a core component in the manufacture of aluminum electrolytic capacitors. The purchase price was $15 million plus a $0.5 million working capital adjustment amount, of which $11.6 million (net of cash received) was paid at closing and $1.0 million is to be paid on each of the first three anniversaries of the closing date.

*Restructuring*

In fiscal year 2010, we initiated the first phase of a plan to restructure Film and Electrolytic and to reduce overhead within the Company as a whole. The restructuring plan includes implementing programs to make the Company more competitive by removing excess capacity, moving production to lower cost locations and eliminating unnecessary costs throughout the Company. Restructuring charges in the fiscal year ended March 31, 2012 relate to this plan and are primarily comprised of termination benefits of $6.1 million related to facility closures in Italy that will commence during fiscal year 2013 and charges of $4.5 million to participate in a plan to save labor costs whereby a company may temporarily "lay off" employees while the government continues to pay their wages for a certain period of time. These charges are a continuation of our efforts to restructure manufacturing operations within

Europe, primarily within Film and Electrolytic. Construction has commenced on a new manufacturing facility in Pontecchio, Italy, that will allow for the closure and consolidation of multiple manufacturing operations located in Italy. In addition, we incurred $1.7 million in personnel reduction costs primarily due to headcount reductions in the Mexican operations of Tantalum. In addition to these personnel reduction costs, we incurred manufacturing relocation costs of $1.9 million for the relocation of equipment to China and Mexico.

During the remainder of this restructuring effort, we expect to incur charges of $25 million for relocation, severance and other restructuring related costs in Film and Electrolytic. In addition, we expect to incur $36 million of costs primarily related to the purchase of land and capital spending related to the construction of two new manufacturing locations, including the aforementioned new facility in Italy. As the three existing facilities in Italy are vacated, we will offer these properties for sale. We expect the restructuring plan to result in a $5.7 million reduction in our operating cost structure in Europe in fiscal year 2013 compared to fiscal year 2012. We anticipate that benefits from the restructuring efforts will continue to grow during fiscal years 2014 and 2015. During fiscal year 2015, we expect to realize the full potential of the restructuring plan, achieving total annualized operational cost reductions of $25 million to $30 million versus fiscal year 2012.

*Our Industry*

Capacitors are electronic components that store, filter and regulate electrical energy and current flow and are one of the essential passive components used in circuit boards. We manufacture a full line of capacitors, including tantalum, multilayer ceramic, film, paper, and aluminum (both wet electrolytic and solid polymer). We manufacture these types of capacitors in many different sizes and configurations. These configurations include surface-mount capacitors, which are attached directly to the circuit board without lead wires, leaded capacitors, which are attached to the circuit board using lead wires, and chassis-mount and other pin-through-hole board-mount capacitors, which utilize attachment methods such as screw terminal and snap-in.

The choice of capacitor dielectric is driven by the engineering specifications and the application of the component product into which the capacitor is incorporated. Product design engineers in the electronics industry typically select capacitors on the basis of capacitance levels, voltage requirements, size and cost. We compete with others that manufacture and distribute capacitors both domestically and globally. Success in our market is influenced by many factors, including price, engineering specifications, quality, breadth of offering, performance characteristics, customer service and geographic location of our manufacturing sites. As in all manufacturing industries, there is ongoing pressure on average unit selling prices for capacitors. To help mitigate this effect, many of our larger competitors have relocated their manufacturing operations to low cost regions and in closer proximity to their customers.

Within the capacitor market there exist several types of capacitor technologies, the largest segments of which include ceramic, tantalum, aluminum and film and paper. Ceramic and tantalum capacitors are commonly used in conjunction with integrated circuits and the same circuit may, and frequently does, contain both ceramic and tantalum capacitors. Tantalum is a chemical element and popular in capacitors because of its ability to put high capacitance in a small volume. Generally, ceramic capacitors are more cost-effective at lower capacitance values, and tantalum capacitors are more cost-effective at higher capacitance values. Solid aluminum capacitors can be more effective in special applications. Film, paper and electrolytic capacitors can also be used to support integrated circuits, but also are used in the field of power electronics to provide energy for applications such as motor starts, power conditioning, electromagnetic interference filtering safety and inverters. Capacitors account for the largest market within the passive component product grouping. According to a March 2012 report by Paumanok Publications, Inc. ("Paumanok"), a market research firm concentrating on the passive components industry, the global capacitor market in fiscal year 2012 (fiscal year ending

March 2012) is forecasted to be $17.9 billion in revenues and 1.6 trillion units. This is down from $19.4 billion in revenues and 1.7 trillion units in fiscal year 2011. According to the Paumanok report the global capacitor market is expected to improve substantially and achieve revenue and unit sales volume of $24.4 billion and 2.4 trillion units, respectively in fiscal year 2017. This would represent revenue and unit volume increases of 36% and 51%, respectively, from fiscal year 2012 to fiscal year 2017. According to Paumanok, the forecast of the capacitor industry for fiscal year 2012 and the expected growth to fiscal year 2017 are as follows (amounts in billions):

| | Fiscal Year 2012 | Fiscal Year 2017 |
|---|---|---|
| Tantalum | $ 2.0 | $ 3.5 |
| Ceramic | 8.8 | 12.1 |
| Aluminum | 4.3 | 5.3 |
| Paper and plastic film | 2.2 | 2.7 |

Because capacitors are a fundamental component of electronic circuits, demand for capacitors tends to reflect the general demand for electronic products, as well as integrated circuits, which, though cyclical, continues to grow. We believe that growth in the electronics market and the resulting growth in demand for capacitors will be driven primarily by a number of recent trends which include:

- the development of new products and applications, such as global positioning devices, alternative and renewable energy systems, hybrid transportation systems, electronic controls for engines and industrial machinery, smart phones and mobile personal computers;
- the increase in the electronic content of existing products, such as home appliances, medical equipment and automobiles;
- consumer desire for mobility and connectivity; and
- the enhanced functionality, complexity and convergence of electronic devices that use state-of-the-art microprocessors.

*Markets and Customers*

Our products are sold to a variety of OEMs in a broad range of industries including the computer, communications, automotive, military, consumer, industrial and aerospace industries. We also sell products to EMS providers, which also serve OEMs in these industries. Electronics distributors are an important channel of distribution in the electronics industry and represent the largest channel through which we sell our capacitors. TTI, Inc., an electronics distributor, accounted for over 10% of our net sales in fiscal years 2012, 2011 and 2010. If our relationship with TTI, Inc. were to terminate, we would need to determine alternative means of delivering our products to the end-customers served by TTI, Inc. Our top 50 customers accounted for 72.7% of our net sales during fiscal year 2012.

The following table presents an overview of the diverse industries that incorporate our capacitors into their products and the general nature of those products.

| Industry | Products |
|---|---|
| Automotive | Adaptive cruise control, lane departure warning, rearview camera systems, audio systems, tire pressure monitoring, power train electronics, instrumentation, airbag systems, anti-lock braking and stabilization systems, hybrid and electric drive vehicles, electronic engine control modules, driver comfort controls, and security systems |
| Business Equipment | Copiers, point-of-sale terminals, and fax machines |
| Communications | Cellular phones, telephones, switching equipment, relays, base stations, and wireless infrastructure |
| Computer-related | Personal computers (laptops, tablets, netbooks), workstations, mainframes, computer peripheral equipment, power supplies, disk drives, printers, and local area networks |
| Industrial | Electronic controls, measurement equipment, instrumentation, solar and wind energy generation, and medical electronics |
| Consumer | DVD players, MP3 players, game consoles, LCD televisions, global positioning systems and digital still cameras |
| Military/Aerospace | Avionics, radar, guidance systems, and satellite communications |
| Alternative Energy | Wind generation systems, solar generation systems, geothermal generation systems, tidal generation systems and electric drive vehicles |

We produce a small percentage of capacitors under military specification standards sold for both military and commercial uses. We do not sell any capacitors directly to the United States government. Certain of our customers purchase capacitors for products in the military and aerospace industries.

It is impracticable to report revenues from external customers for each of the above noted products primarily because approximately 42% of our external sales being made to electronics distributors.

*KEMET in the United States*

Our corporate headquarters is located in Simpsonville, South Carolina, which is part of the greater Greenville metropolitan area. Individual functions continue to evolve to support global activities in Asia, Europe, and the Americas, either from Greenville, South Carolina or through other locations in appropriate parts of the world.

Commodity manufacturing previously located in the United States has been substantially relocated to our lower-cost manufacturing facilities in Mexico and China. Production that remains in the United States focuses primarily on early-stage manufacturing of new products and other specialty products for which customers are predominantly located in North America. In March 2012, we began the production of power film capacitors in the United States to support alternative energy products and emerging green technologies, such as hybrid electric drive vehicles. In fiscal year 2013, we expect to begin production of electrolytic capacitors to further support alternative energy products and emerging green technologies.

On June 13, 2011, we completed the acquisition of KEMET Foil, a Tennessee-based manufacturer of etched foils utilized as a core component in the manufacture of electrolytic capacitors. On February 21, 2012, we completed the acquisition of all of the outstanding shares of Blue Powder, a leading manufacturer of tantalum powders. Blue Powder has been a significant supplier of tantalum powder to KEMET for several years. Blue Powder's headquarters and principal operating location is in Carson City, Nevada.

To accelerate the pace of innovations, the KEMET Innovation Center was created in July 2003. The primary objectives of the KEMET Innovation Center are to ensure the flow of new products and robust manufacturing processes that are expected to keep us at the forefront of our customers' product designs, while enabling these products to be transferred rapidly to the most appropriate KEMET manufacturing location in the world for low-cost, high-volume production. The main campus of the KEMET Innovation Center is located in Simpsonville, South Carolina.

*KEMET in Mexico*

We believe our Mexican operations are among the most cost efficient in the world, and they will continue to be our primary production facilities supporting North American and European customers for Tantalum and Ceramic. One of the strengths of KEMET Mexico is that it is a Mexican operation, including Mexican management and workers. These facilities are responsible for maintaining KEMET's traditional excellence in quality, service, and delivery, while driving costs down. The facilities in Victoria and Matamoros will remain focused primarily on tantalum capacitors, while the facilities in Monterrey will continue to focus on ceramic capacitors. Following the Film and Electrolytic restructuring, in June 2010 we began production of standard and commodity Film and Electrolytic products in one of our existing facilities in Monterrey, Mexico.

*KEMET in Asia Pacific*

Over the past several years, low production costs and proximity to large, growing markets have caused many of our key customers to relocate production facilities to Asia, particularly China. We have a well-established sales and logistics network in Asia to support our customers' Asian operations. In calendar year 2003, we commenced shipments from Suzhou, China. In connection with the Evox Rifa acquisition, which was completed in April 2007, we added another Chinese operation in Nantong, China, as well as a manufacturing operation in Batam, Indonesia. In fiscal year 2012, as part of our restructuring efforts, we began to reduce the operations at the Nantong, China plant and move operations to Suzhou, China. With the Arcotronics acquisition, which was completed in October 2007, we have further expanded our presence in China with a manufacturing operation in Anting, China. These operations will continue to support customers in Asia with top quality film and electrolytic capacitors. In the fourth quarter of fiscal year 2010, we began to manufacture aluminum polymer products in another facility in Suzhou, China. During the second quarter of fiscal year 2012, we began production of Electrolytic products in a third facility in Suzhou, China. Manufacturing operations in China are expected to continue to grow and we anticipate that our production capacity in China may be equivalent to Mexico in the future. The vision for KEMET China is to be a Chinese operation, with Chinese management and workers, to help achieve our objective of being a global company. These facilities will be responsible for maintaining our traditional excellence in quality, service, and delivery, while accelerating cost-reduction efforts and supporting efforts to grow our customer base in Asia.

*KEMET in Europe*

We acquired the tantalum business unit of EPCOS in April 2006, acquired Evox Rifa in April 2007, and acquired Arcotronics in October 2007. These acquisitions have provided us with manufacturing operations in Europe. We currently have one or more manufacturing locations in Bulgaria, Finland, Germany, Italy, Portugal, Sweden, and the United Kingdom and we are expanding our manufacturing to Macedonia. In addition, we operate a product innovation center in Farjestaden, Sweden. We will maintain and enhance our strong European sales and customer service infrastructure, allowing us to continue to meet the local preferences of European customers who remain an important focus for KEMET going forward.

In September 2009, we announced plans to reduce operating costs by consolidating the manufacturing of certain products and by implementing other Lean initiatives. Manufacturing consolidation plans include the movement of certain standard, high-volume products to lower cost manufacturing locations. We anticipate the plans will be completed in fiscal year 2015; however, the length of time required to complete the restructuring activities is dependent upon a number of factors, including the ability to continue to manufacture products required to meet customer demand while at the same time relocating certain production lines, and the progress of discussions with union and government representatives in certain European locations concerning the optimization of product mix and related headcount requirements in such manufacturing locations. In July 2010, we relocated our Amsterdam Hub facility to the Czech Republic as part of our cost reduction measures. This relocation has allowed shipping lane optimization and customer consolidation (bi-weekly or weekly) for all import shipments. Our European manufacturing plants will continue to ship direct to 'local' customers (which are customers located in the same country as the plant). In November 2011, we reached an agreement with labor unions in Italy to continue the restructuring process in Italy by consolidating three existing plants into a single new facility in Italy. During the remainder of this restructuring effort, we expect to incur charges of $25 million for relocation, severance and other restructuring related costs in Film and Electrolytic. In addition, we expect to incur $36 million of costs primarily related to the purchase of land and capital spending related to the construction of two new manufacturing locations, including the aforementioned new facility in Italy. As the three existing facilities in Italy are vacated, we will offer these properties for sale. We expect the restructuring plan to result in a $5.7 million reduction in our operating cost structure in Europe in fiscal year 2013 compared to fiscal year 2012. We anticipate that benefits from the restructuring efforts will continue to grow during fiscal years 2014 and 2015. During fiscal year 2015 we expect to realize the full potential of the restructuring plan, achieving total annualized operational cost reductions of $25 million to $30 million versus fiscal year 2012.

*Global Sales and Logistics*

In recent years, it has become more complicated to do business in the electronics industry. Market-leading electronics manufacturers have spread their facilities globally. The growth of the electronics manufacturing services industry has resulted in a more challenging supply chain. New Asian electronics manufacturers are emerging rapidly. In order to drive down costs, the most successful business models in the electronics industry are based on tightly integrated supply chain logistics. Our direct worldwide sales force and a well-developed global logistics infrastructure distinguish us in the marketplace and will remain a hallmark of KEMET in meeting the needs of our global customers. The North America and South America ("Americas") sales staff is organized into four areas supported by regional offices. The sales staff for Europe, Middle East and Africa ("EMEA") is organized into five areas, also supported by regional offices. The Asia and Pacific Rim ("APAC") sales staff is organized into four areas, and is also supported by regional offices. We also have independent sales representatives located in seven countries worldwide including: Brazil, Puerto Rico, South Korea, and the United States.

In our major markets, we market and sell our products primarily through a direct sales force. The traditional sales team is supported by Field Application Engineers in each region who are experts in electronic engineering and market all of KEMET's products by assisting customers with the resolution of capacitor application issues. In addition, we use independent commissioned representatives. We believe our direct sales force creates a distinct competence in the marketplace and has enabled us to establish and maintain strong relationships with our customers. With a global sales organization that is customer-focused, our direct sales personnel from around the world serve on KEMET Global Account Teams. These teams are committed to serving any customer location in the world with a dedicated KEMET representative. This approach requires a blend of accountability and responsibility for specific customer locations, guided by an overall account strategy for each customer.

Electronics distributors are an important distribution channel in the electronics industry and accounted for 42%, 50%, and 48% of our net sales in fiscal years 2012, 2011 and 2010, respectively. In fiscal years 2012, 2011 and 2010, TTI, Inc. accounted for more than 10% of net sales.

A portion of our net sales is made to distributors under agreements allowing certain rights of return and price protection on unsold merchandise held by distributors. Our distributor policy includes inventory price protection and "ship-from-stock and debit" ("SFSD") programs common in the industry.

The SFSD program provides a mechanism for the distributor to meet a competitive price after obtaining authorization from the local Company sales office. This program allows the distributor to ship its higher-priced inventory and debit us for the difference between our list price and the lower authorized price for that specific transaction. We establish reserves for the SFSD program based primarily on historical SFSD activity and the actual inventory levels of certain distributor customers.

*Sales by Geography*

In fiscal years 2012 and 2011, net sales by region were as follows (dollars in millions):

| | Fiscal Year 2012 | | | Fiscal Year 2011 | |
|---|---|---|---|---|---|
| | **Net Sales** | **% of Total** | | **Net Sales** | **% of Total** |
| Americas | $ 278.0 | 28% | Americas | $ 254.1 | 25% |
| APAC | 334.6 | 34% | APAC | 381.7 | 37% |
| EMEA | 372.2 | 38% | EMEA | 382.7 | 38% |
| | $ 984.8 | | | $ 1,018.5 | |

We believe our regional balance of revenues is a benefit to our business. The geographic diversity of our net sales diminishes the impact of regional sales decreases caused by various holiday seasons. While sales in the U.S. are the lowest of the three regions, the U.S. remains the leading region in the world for product design in activity where engagement with OEM design engineers determines product placement independent of the region of the world where the final product is manufactured.

*Inventory and Backlog*

Although we manufacture and inventory standardized products, a portion of our products are produced to meet specific customer requirements. Cancellations by customers of orders already in production could have an impact on inventories. However, historically, cancellations have not been significant.

Our customers often encounter uncertain or changing demand for their products. They historically order products from us based on their forecast. If demand does not meet their forecasts, they may cancel or reschedule the shipments included in our backlog, in many instances without penalty. Additionally, many of our customers have started to require shorter lead times and "just in time" delivery. As a result of these factors, the twelve month order backlog is no longer a meaningful trend indicator for us.

*Competition*

The market for capacitors is highly competitive. The capacitor industry is characterized by, among other factors, a long-term trend toward lower prices, low transportation costs, and few import barriers. Competitive factors that influence the market for our products include product quality, customer service, technical innovation, pricing, and timely delivery. We believe that we compete favorably on the basis of each of these factors.

Our major global competitors include AVX Corporation, Matsushita Electric Industrial Company, Ltd. (Panasonic), Murata Manufacturing Co., Ltd., NEC TOKIN Corporation, Sanyo Electric Co., Ltd., Taiyo Yuden Co., Ltd., TDK-EPC Corporation, WIMA GmbH & Co., KG and Vishay. These competitors, among others, cover the breadth of our capacitor offerings.

*Raw Materials*

The principal raw materials used in the manufacture of our products are tantalum powder, palladium, aluminum and silver. These materials are considered commodities and are subject to price volatility.

In fiscal year 2012, we experienced significant raw material price fluctuations in the tantalum supply chain. We began the process of reducing the complexity and uncertainty of the tantalum raw material supply by vertically integrating our supply chain. The acquisition of Blue Powder, along with our ability to source and process conflict free tantalum ore, will allow us to achieve our vertical integration goal. Except for the processing of tantalum ore into potassium heptafluorotantalate, we now have the ability to manufacture the majority of our tantalum powder requirements.

Palladium is a precious metal used in the manufacture of multilayer ceramic capacitors ("MLCC") and is mined primarily in Russia and South Africa. We continue to pursue ways to reduce palladium usage in ceramic capacitors in order to minimize the price risk. The amount of palladium that we require has generally been available in sufficient quantities; however, the price of palladium is driven by the market which has shown significant price fluctuations. For instance, in fiscal year 2012 the price of palladium fluctuated between $563 and $833 per troy ounce. Price increases and the possibility of our inability to pass such increases on to our customers could have an adverse effect on profitability.

Silver and aluminum have generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our requirements. An increase in the price of silver and aluminum that we are unable to pass on to our customers, however, could have an adverse affect on our profitability.

*Patents and Trademarks*

At March 31, 2012, we held the following number of patents and trademarks:

| | Patents | Trademarks |
|---|---|---|
| United States | 87 | 8 |
| Foreign | 29 | 103 |

We believe that the success of our business is not materially dependent on the existence or duration of any patent, license, or trademark other than the trademarks "KEMET" and "KEMET Charged". Our engineering and research and development staffs have developed and continue to develop proprietary manufacturing processes and equipment designed to enhance our manufacturing facilities and reduce costs.

*Research and Development*

Research and development expenses were $29.4 million, $25.9 million and $22.1 million for fiscal years 2012, 2011 and 2010, respectively. These amounts include expenditures for product development and the design and development of machinery and equipment for new processes and cost reduction efforts. Most of our products and manufacturing processes have been designed and developed by our engineers. We continue to invest in new technology to improve product performance and production efficiencies.

*Segment Reporting*

We are organized into three business groups: Tantalum, Ceramic, and Film and Electrolytic. Each business group is responsible for the operations of certain manufacturing sites as well as all related research and development efforts. The sales, marketing and corporate functions are shared by each of the business groups, the cost of which are generally allocated to the business groups based on their respective budgeted net sales. See Note 8, "Segment and Geographic Information" to our consolidated financial statements.

***Tantalum Business Group***

Our Tantalum Business Group is a leading manufacturer of solid tantalum and aluminum capacitors. Over the past fifty years, we have made significant investments in our tantalum capacitor business and, based on net sales, we believe that we are the largest tantalum capacitor manufacturer in the world. We believe we have one of the broadest lines of tantalum product offerings and are one of the leaders in the growing market for high-frequency surface mount tantalum and aluminum polymer capacitors. On February 21, 2012, we acquired Blue Powder which we believe is the largest production location for tantalum powder in the western hemisphere. For fiscal years 2012 and 2011, our Tantalum Business Group had consolidated net sales of $417.0 million and $486.6 million, respectively.

Our Tantalum Business Group's broad product portfolio, industry leading process and materials technology, global manufacturing base and on-time delivery capabilities allow us to serve a wide range of customers in a diverse group of end markets, including computing, telecommunications, consumer, medical, military, automotive and general industries. This business group operates seven manufacturing sites in Portugal, Mexico, China and the United States and also maintains a product innovation center in the United States. Our Tantalum Business Group employs approximately 4,300 employees worldwide.

***Ceramic Business Group***

Our Ceramic Business Group offers an extensive line of multilayer ceramic capacitors in a variety of sizes and configurations. We are one of the two leading ceramic capacitor manufacturers in the United States and among the ten largest manufacturers worldwide. For fiscal years 2012 and 2011, our Ceramic Business Group had consolidated net sales of $213.8 million and $210.5 million, respectively.

Our Ceramic Business Group high temperature and capacitance-stable product lines provide us with what we believe to be a significant advantage over many of our competitors, especially in high reliability markets, such as medical, industrial, defense and aerospace. Our other significant end markets include computing, telecommunications, automotive and general industries. This business group operates two manufacturing sites in Mexico and a finishing plant in China and maintains a product innovation center in the United States. Our Ceramic Business Group employs over 2,500 employees worldwide.

***Film and Electrolytic Business Group***

Our Film and Electrolytic Business Group produces film, paper and wet aluminum electrolytic capacitors. We entered this market through the acquisitions of Evox Rifa and Arcotronics in fiscal year 2008. Film capacitors are preferred where high reliability is a determining factor, while wet aluminum electrolytic capacitors are preferred when high capacitance at a reasonable cost is required. We are one of the world's largest suppliers of film and one of the leaders in wet aluminum electrolytic capacitors for high-value custom applications. On June 13, 2011, we completed the acquisition of KEMET Foil, which manufactures etched foils utilized as a core component in the manufacture of electrolytic capacitors. Film and Electrolytic also operates a machinery division located in Sasso Marconi, Italy that provides automation solutions for the manufacture, processing and assembly of metalized films, film/foil and electrolytic capacitors; and designs, assembles and installs automation solutions for the production of energy storage devices. For fiscal years 2012 and 2011, our Film and Electrolytic Business Group had consolidated net sales of $354.1 million and $321.4 million, respectively.

Our Film and Electrolytic Business Group primarily serves the industrial, automotive, consumer and telecom markets. We believe that our Film and Electrolytic Business Group's product portfolio, technology and experience position us to significantly benefit from the continued growth in alternative energy solutions. We operate fourteen film and electrolytic manufacturing sites throughout Europe, Asia, Mexico and the United States and operate a product innovation center in Sweden. In June 2011, we began the production of power film capacitors in the United States to support alternative energy products and emerging green technologies, such as hybrid electric drive vehicles. In fiscal year 2013, we expect to begin production of electrolytic capacitors in the United States to further support alternative energy products and emerging green technologies. Our Film and Electrolytic Business Group employs approximately 2,600 employees worldwide.

In September 2009, we announced plans to reduce operating costs by consolidating the manufacturing of certain products and by implementing other Lean initiatives. Manufacturing consolidation plans include the movement of certain standard, high-volume products to lower cost manufacturing locations. We anticipate the plans will be completed in fiscal year 2015; however, the length of time required to complete the restructuring activities is dependent upon a number of factors, including the ability to continue to manufacture products required to meet customer demand while at the same time relocating certain production lines and the progress of discussions with union and government representatives in certain European locations concerning the optimization of product mix and related headcount requirements in such manufacturing locations. In July 2010, we relocated our Amsterdam Hub facility to the Czech Republic as part of our cost reduction measures. This relocation has allowed shipping lane optimization and customer consolidation (bi-weekly or weekly) for all import shipments. Our European manufacturing plants will continue to ship direct to 'local' customers (which are customers located in the same country as the plant). In November 2011, we reached an agreement with labor unions in Italy to continue the restructuring process in Italy by consolidating three existing plants into a single new facility in Italy. During the remainder of this restructuring effort, we expect to incur charges of $25 million for relocation, severance and other restructuring related costs in Film and Electrolytic. In addition, we expect to incur $36 million of costs primarily related to the purchase of land and capital spending related to the construction of two new manufacturing locations, including the aforementioned new facility in Italy. As the three existing facilities in Italy are vacated, we will offer these properties for sale. We expect the restructuring plan to result in a $5.7 million reduction in our operating cost structure in Europe in fiscal year 2013 compared to fiscal year 2012. We anticipate that benefits from the restructuring efforts will continue to grow during fiscal years 2014 and 2015. During fiscal year 2015 we expect to realize the full potential of the restructuring plan, achieving total annualized operational cost reductions of $25 million to $30 million versus fiscal year 2012.

*Environmental and Regulatory Compliance*

We are subject to various North American, European, and Asian federal, state, and local environmental laws and regulations relating to the protection of the environment, including those governing the handling and management of certain chemicals and materials used and generated in manufacturing electronic components. Based on the annual costs incurred over the past several years, we do not believe that compliance with these laws and regulations will have a material adverse effect on our capital expenditures, earnings, or competitive position. We believe, however, that it is reasonably likely that the trend in environmental litigation, laws, and regulations will continue to be toward stricter standards. Such changes in the laws and regulations may require us to make additional capital expenditures which, while not currently estimable with certainty, are not presently expected to have a material adverse effect on our financial condition.

Our Guiding Principles support a strong commitment to economic, environmental, and socially sustainable development. As a result of this commitment, we have adopted the Electronic Industry Code of Conduct. The Electronic Industry Code of Conduct is a comprehensive code of conduct that addresses all aspects of corporate responsibility including Labor, Health and Safety, the Environment, and Business Ethics. It outlines standards to ensure working conditions in the electronic industry supply chain are safe, that workers are treated with respect and dignity, that manufacturing processes are environmentally friendly and that materials are sourced responsibly.

Policies, programs, and procedures implemented throughout KEMET ensure compliance with legal and regulatory requirements, the content of the Electronic Industry Code of Conduct, and customer contractual requirements related to social and environmental responsibility.

We are committed to these business ethics, labor, health and safety, and environmental standards.

We fully support the position of the Electronic Industry Citizenship Coalition (EICC), the Global e-Sustainability Initiative (GeSI), the Electronic Components, Assemblies and Materials Association (ECA) and the Tantalum-Niobium International Study Center (TIC) in avoiding the use of conflict minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo or adjoining countries, in line with full compliance to the EICC's Electronic Industry Code of Conduct. Our tantalum supply base has been and continues to be certified to be sourced from conflict free zones. All of our tantalum material suppliers have complied with and issued signed Letters of Certification attesting that we will not receive tantalum powders and wire made from tantalum ores illegally mined in the Democratic Republic of Congo. In addition, all tantalum raw material providers that we use have either been Conflict Free Smelter (CFS) certified per the EICC/GeSI CFS Assessment Program or are awaiting the third party audit to complete their CFS certification. This policy and certification process is being implemented for all conflict minerals. We will immediately discontinue doing business with any supplier found to be purchasing materials which directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo or adjoining countries. We will continue to work through the EICC, GeSI, ECA and TIC towards the goal of greater transparency in the supply chain.

*Summary of activities to develop a transparent supply chain:*

We have been involved in developing a transparent supply chain. We are a member of the EICC/GeSI working group that developed the Conflict Free Smelter (CFS) Assessment Program and are participating in the pilot implementation phase of the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We will rely on the EICC/GeSI third party audits to supplement our internal due diligence of conflict mineral suppliers and are monitoring the progress of these audits to ensure our supply chain is conflict free. We fully support section 1502 "Conflict Minerals" of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and will comply with all reporting requirements.

*Employees*

We have approximately 9,700 employees as of March 31, 2012, of whom 600 are located in the United States, 4,900 are located in Mexico, 2,200 in Asia and 2,000 in Europe. We believe that our future success will depend in part on our ability to recruit, retain, and motivate qualified personnel at all levels of the Company. The number of employees represented by labor organizations at KEMET locations in each of the following countries is: 3,250 hourly employees in Mexico (as required by Mexican law), 700 employees in Italy, 250 employees in Indonesia, 250 employees in Bulgaria, 200 employees in China, 200 employees in Finland, 100 employees in Portugal and 100 employees in Sweden. In fiscal year 2012, we did not experience any major work stoppages. Our labor costs in Mexico, Asia and various locations in Europe are denominated in local currencies, and a significant depreciation or appreciation of the United States dollar against the local currencies would increase or decrease our labor costs.

*Securities Exchange Act of 1934 Reports*

We maintain an Internet website at the following address: *http://www.kemet.com.* KEMET makes available on or through our Internet website certain reports and amendments to those reports that are filed or furnished to the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Exchange Act. These include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and beneficial ownership reports on Forms 3, 4 and 5. This information is available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

*Global Code of Conduct and updated Mission, Vision and Values*

To complement KEMET's Global Code of Conduct ("Code of Conduct"), which became effective August 1, 2010, KEMET introduced updated mission and vision statements along with a set of core values in June 2011. KEMET's Mission is to help make the world a better, safer, more connected place to live. KEMET's Vision is to be the world's most trusted partner for innovative component solutions. KEMET's updated Values embody the key expectations of how our employees should approach the work they do every day: One KEMET, Unparalleled Customer Experience, Ethics and Integrity, Talent Oriented, No Politics, The Math Must Work and Speed. The Global Code of Conduct and updated Mission, Vision and Values are applicable to all employees, officers, and directors of the Company. The Code of Conduct, Mission, Vision and Values and any amendments thereto will be immediately available at *http://www.kemet.com.*

## ITEM 1A. RISK FACTORS.

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the market places in which we operate. While management believes these forward-looking statements are accurate and reasonable, uncertainties, risks and factors, including those described below, could cause actual results to differ materially from those reflected in the forward-looking statements.

Factors that may cause the actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to the following: (i) adverse economic conditions could impact our ability to realize operating plans if the demand for our products declines, and such conditions could adversely affect our liquidity and ability to continue to operate; (ii) adverse economic conditions could cause the write down of long-lived assets or goodwill; (iii) an increase in the cost or a decrease in the availability of our principal raw materials; (iv) changes in the competitive environment; (v) uncertainty of the timing of customer product qualifications in heavily regulated industries; (vi) economic, political, or regulatory changes in the countries in which we operate; (vii) difficulties, delays or unexpected costs in completing the restructuring plan; (viii) equity method investments expose us to a variety of risks; (ix) acquisitions and other strategic transactions expose us to a variety of risks; (x) inability to attract, train and retain effective employees and management; (xi) inability to develop innovative products to maintain customer relationships and offset potential price erosion in older products; (xii) exposure to claims alleging product defects; (xiii) the impact of laws and regulations that apply to our business, including those relating to environmental matters; (xiv) subject to international laws relating to trade, export controls and foreign corrupt practices; (xv) volatility of financial and credit markets affecting our access to capital; (xvi) needing to reduce the total costs of our products to remain competitive; (xvii) potential limitation on the use of net operating losses to offset possible future taxable income; (xviii) restrictions in our debt agreements that limit our flexibility in operating our business; and (xix) additional exercise of the warrant by K Equity which could potentially result in the existence of a significant stockholder who could seek to influence our corporate decisions.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report, and the reader should not consider the above list of factors to be a complete set of all potential risks or uncertainties.

***Adverse economic conditions could impact our ability to realize operating plans if the demand for our products declines; and such conditions could adversely affect our liquidity and ability to continue to operate.***

While our operating plans provide for cash generated from operations to be sufficient to cover our future operating requirements, many factors, including reduced demand for our products, currency exchange rate fluctuations, increased raw material costs, and other adverse market conditions could cause a shortfall in net cash generated from operations. As an example, the electronics industry is a highly cyclical industry. The demand for capacitors tends to reflect the demand for products in the electronics market. Customers' requirements for our capacitors fluctuate as a result of changes in general economic activity and other factors that affect the demand for their products. During periods of increasing demand for their products, they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products peaks and begins to decline, they may rapidly decrease orders for our products while they use up accumulated inventory. Business cycles vary somewhat in different geographical regions, such as Asia, and within customer industries. We are also vulnerable to general economic events beyond our control and our sales and profits may suffer in periods of weak demand.

TTI, Inc., an electronics distributor, accounted for over 10% of our net sales in fiscal years 2012, 2011 and 2010. If our relationship with TTI, Inc. were to terminate, we would need to determine alternative means of delivering our products to the end-customers served by TTI, Inc.

Our ability to realize operating plans is also dependent upon meeting our payment obligations and complying with any applicable financial covenants under our debt agreements. If cash generated from operating, investing and financing activities is insufficient to pay for operating requirements and to cover interest payment obligations under debt instruments, planned operating and capital expenditures may need to be reduced.

***Adverse economic conditions could cause the write down of long-lived assets or goodwill.***

Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or group of assets may not be recoverable. In the event that the test shows that the carrying value of certain long-lived assets is impaired, we would be required to take an impairment charge to earnings under U.S. generally accepted accounting principles. However, such a charge would have no direct effect on our cash.

Goodwill is reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. In the event that the test shows that the carrying value of goodwill is impaired, we would be required to take an impairment charge to earnings under U.S. generally accepted accounting principles. However, such a charge would have no direct effect on our cash.

***An increase in the cost or decrease in the availability of our principal raw materials could adversely affect profitability.***

The principal raw materials used in the manufacture of our products are tantalum powder, tantalum ore, palladium, aluminum and silver. These materials are considered commodities and are subject to price volatility. In fiscal year 2012, we experienced significant raw material price fluctuations in the tantalum supply chain. We began the process of reducing the complexity and uncertainty of the tantalum raw material supply by vertically integrating our supply chain. The acquisition of Blue Powder, along with our ability to source and process conflict free tantalum ore, will allow us to achieve our vertical integration goal. Except for the processing of raw ore into potassium heptafluorotantalate, we now have the ability to manufacture the majority of our tantalum powder requirements. Given that we are not currently party to any long-term supply agreements for tantalum powder, this could impact our financial performance from period to period given that we do not hedge any of our raw material exposure and we may be unable to pass any fluctuations in our raw material costs on to our customers. Additionally, any delays in obtaining raw materials for our products could hinder our ability to manufacture our products, negatively impacting our competitive position and our relationships with our customers.

Palladium is a precious metal used in the manufacture of multilayer ceramic capacitors and is mined primarily in Russia and South Africa. We continue to pursue ways to reduce palladium usage in ceramic capacitors in order to minimize the price risk. The amount of palladium that we require has generally been available in sufficient quantities; however the price of palladium is driven by the market which has shown significant price fluctuations. For instance, in fiscal year 2011 the price of palladium fluctuated between $563 and $833 per troy ounce. Price increases and the possibility of our inability to pass such increases on to our customers could have an adverse effect on profitability.

Silver and aluminum have generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our requirements. An increase in the price of silver and aluminum that we are unable to pass on to our customers, however, could have an adverse affect on our profitability.

***Changes in the competitive environment could harm our business.***

The capacitor business is highly competitive worldwide, with low transportation costs and few import barriers. Competition is based on factors such as product quality and reliability, availability, customer service, timely delivery and price. The industry has become increasingly consolidated and globalized in recent years, and our primary U.S. and non-U.S. competitors, some of which are larger than us, have significant financial resources. The greater financial resources of such competitors may enable them to commit larger amounts of capital in response to changing market conditions. Some competitors may also have the ability to use profits from other operations to subsidize losses sustained in their businesses with which we compete. Certain competitors may also develop product or service innovations that could put us at a disadvantage.

***Uncertainty of the timing of customer product qualifications in heavily regulated industries could affect the timing of product revenues and profitability arising from these industries.***

Our capacitors are incorporated into products used in diverse industries. Certain of these industries, such as military, aerospace and medical, are heavily regulated, with long and sometimes unpredictable product approval and qualification processes. Due to such regulatory compliance issues, there can be no assurances as to the timing of product revenues and profitability arising from our product development and sales efforts in these industries.

***We manufacture many capacitors in Europe, Mexico and Asia and economic, political or regulatory changes in any of these regions could adversely affect our profitability.***

Our international operations are subject to a number of special risks, in addition to the same risks as our domestic business. These risks include currency exchange rate fluctuations, differing protections of intellectual property, trade barriers, labor unrest, exchange controls, regional economic uncertainty, differing (and possibly more stringent) labor regulation, risk of governmental expropriation, domestic and foreign customs and tariffs, current and changing regulatory regimes, differences in the availability and terms of financing, political instability and potential increases in taxes. These factors could impact our production capability or adversely affect our results of operations or financial condition.

***We may experience difficulties, delays or unexpected costs in completing our restructuring plan.***

In the second quarter of fiscal year 2010, we initiated a restructuring plan designed to improve the operating performance of Film and Electrolytic. However, any anticipated benefits of this restructuring activity will not be realized until future periods. We anticipate the plan will be completed in the second half of fiscal year 2015.

We may not realize, in full or in part, the anticipated benefits of the restructuring plan without encountering difficulties, which may include complications in the transfer of production knowledge, loss of key employees and/or customers, the disruption of ongoing business and possible inconsistencies in standards, controls and procedures. We are party to collective bargaining agreements in certain jurisdictions in which we operate which could potentially prevent or delay execution of parts of our restructuring plan.

***The financial performance of our equity method investments could adversely impact our results of operations.***

From time to time we may make investments in businesses that we account for under the equity method of accounting. On March 12, 2012, we announced that we signed an agreement to pay an initial purchase price of $50 million to acquire a 34% economic interest with 51% of the common stock in NT. These businesses are subject to laws, regulations or market conditions, or have risks inherent in their operations, that could adversely affect their performance. We will not have the power to direct significant activities of our equity method investments. and therefore the performance of the investment may be negatively impacted. The interests of our partners may differ from the Company's, and they may cause such entities to take actions which are not in the Company's best interest. Any of these factors could adversely impact our results of operations and the value of our investment.

***Recent and future acquisitions and other strategic transactions expose us to a variety of operational and financial risks.***

On February 21, 2012, we acquired all of the outstanding shares of Niotan. Our ability to realize the anticipated benefits of this transaction and future acquisitions will depend, to a large extent, on our ability to integrate the acquired companies with our own. Our management will devote significant attention and resources to these efforts, which may disrupt the business of each of the companies and, if executed ineffectively, could preclude realization of the full benefits we expect. Failure to realize the anticipated benefits of our acquisitions could cause an interruption of, or a loss of momentum in, the operations of the acquired company. In addition, the efforts required to realize the benefits of our acquisitions may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, the diversion of management's attention, and may cause our stock price to decline. The risks associated with such acquisitions and other strategic transactions include:

- difficulties in integrating or retaining key employees of the acquired company;
- difficulties in integrating the operations of the acquired company, such as information technology resources, and financial and operational data;
- entering geographic or product markets in which we have no or limited prior experience;
- difficulties in assimilating product lines or integrating technologies of the acquired company into our products;
- disruptions to our operations;
- diversion of our management's attention;
- potential incompatibility of business cultures; and
- the assumption of debt and other liabilities, both known and unknown.

Many of these factors will be outside of our control, and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy.

Additionally, we may finance acquisitions or future payments with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity or increased interest expense. Such acquisition financing could result in a decrease of our ratio of earnings to fixed charges. We may also seek to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

Failure to implement our acquisition strategy, including successfully integrating acquired businesses, could have an adverse effect on our business, financial condition and results of operations.

***Our inability to attract, train and retain effective employees and management could harm our business.***

Our success depends upon the continued contributions of our executive officers and certain other employees, many of whom have many years of experience with us and would be extremely difficult to replace. We must also attract and retain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining these people. If we lost the services of our executive officers or our other highly qualified and experienced employees or cannot attract and retain other qualified personnel, our business could suffer through less effective management due to loss of accumulated knowledge of our business or through less successful products due to a reduced ability to design, manufacture and market our products.

***We must continue to develop innovative products to maintain relationships with our customers and to offset potential price erosion in older products.***

While most of the fundamental technologies used in the passive components industry have been available for a long time, the market is nonetheless typified by rapid changes in product designs and technological advances allowing for better performance, smaller size and/or lower cost. New applications are frequently found for existing technologies, and new technologies occasionally replace existing technologies for some applications or open up new business opportunities in other areas of application. We believe that successful innovation is critical for maintaining profitability in the face of potential erosion of selling prices for existing products and to ensure the flow of new products and robust manufacturing processes that will keep us at the forefront of our customers' product designs. Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced price pressure in recent years. Developing and marketing new products requires start-up costs that may not be recouped if these products or production techniques are not successful. There are numerous risks inherent in product development, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, we could lose customers and experience adverse effects on our results of operations.

***We may be exposed to claims alleging product defects.***

Our business exposes us to claims alleging product defects or nonconformance with product specifications. We may be held liable for, or incur costs related to, such claims if any of our products, or products in which our products are incorporated, are found to have caused end market product application failures, product recalls, property damage or personal injury. Provisions in our agreements with our customers and distributors which are designed to limit our exposure to potential material product defect claims, including warranty, indemnification, waiver and limitation of liability provisions, may not be effective under the laws of some jurisdictions. If we cannot successfully defend ourselves against product defect claims, we may incur substantial liabilities. Regardless of the merits or eventual outcome, defect claims could entail substantial expense and require the time and attention of key management personnel.

Our commercial general liability insurance may not be adequate to cover all liabilities arising out of product defect claims and, at any time, insurance coverage may not be available on commercially reasonable terms or at all. If liability coverage is insufficient, a product defect claim could result in liability to us, which could materially and adversely affect our results of operations or financial condition. Even if we have adequate insurance coverage, product defect claims or recalls could result in negative publicity or force us to devote significant time and attention to those matters.

***Various laws and regulations that apply to our business, including those relating to environmental matters, could limit our ability to operate as we are currently and could result in additional costs.***

We are subject to various laws and regulations of federal, state and local authorities in the countries in which we operate regarding a wide variety of matters, including environmental, employment, land use, anti-trust, and others that affect the day-to-day operations of our business. The liabilities and requirements associated with the laws and regulations that affect us may be costly and time-consuming. There can be no assurance that we have been or will be at all times in compliance with such applicable laws and regulations. Failure to comply may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting our operations. If we are pursued for sanctions, costs or liabilities in respect of these matters, our operations and, as a result, our profitability could be materially and adversely affected.

We are subject to a variety of U.S. federal, state and local, as well as foreign, environmental laws and regulations relating, among other things, to wastewater discharge, air emissions, handling of hazardous materials, disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. We use a number of chemicals or similar substances, and generate wastes, that are considered hazardous. We are required to hold environmental permits to conduct many of our operations. Violations of environmental laws and regulations could result in substantial fines, penalties, and other sanctions. Changes in environmental laws or regulations (or in their enforcement) affecting or limiting, for example, our chemical uses, certain of our manufacturing processes, or our disposal practices, could restrict our ability to operate as we are currently operating or impose additional costs. In addition, we may experience releases of certain chemicals or discover existing contamination, which could cause us to incur material cleanup costs or other damages.

***Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.***

We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the trade sanctions laws and regulations administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"). EAR restricts the export of dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. The U.S. government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. We also cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act and other anti-bribery laws that, generally, bar bribes or unreasonable gifts to foreign governments or officials.

Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter contracts with customers who have contracts with the U.S. government. A violation of the laws or the regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

***Volatility of financial and credit markets could affect our access to capital.***

The continued uncertainty in the global financial and credit markets could impact our ability to implement new financial arrangements or to modify our existing financial arrangements. An inability to obtain new financing or to further modify existing financing could adversely impact the execution of our restructuring plans and delay the realization of the expected cost reductions. Our ability to generate adequate liquidity will depend on our ability to execute our operating plans and to manage costs in light of developing economic conditions. An unanticipated decrease in sales, or other factors that would cause the actual outcome of our plans to differ from expectations, could create a shortfall in cash available to fund our liquidity needs. Being unable to access new capital, experiencing a shortfall in cash from operations to fund our liquidity needs and the failure to implement an initiative to offset the shortfall in cash would likely have a material adverse effect on our business.

***We must consistently reduce the total costs of our products to remain competitive.***

Our industry is intensely competitive and prices for existing commodity products tend to decrease steadily over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of capacitors. To remain competitive, we must achieve continuous cost reductions through process and product improvements.

We must also be in a position to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. We must also continue to introduce new products that offer performance advantages over our existing products and can thereby achieve premium prices, offsetting the price declines in our more mature products.

***Our use of net operating losses to offset possible future taxable income could be limited by ownership changes.***

In addition to the general limitations on the carryback and carryforward of net operating losses under Section 172 of the Internal Revenue Code (the "Code"), Section 382 of the Code imposes further limitations on the utilization of net operating losses by a corporation following ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three year period. If Section 382 applies, the post-ownership change utilization of our net operating losses may be subject to limitation for federal income tax purposes related to regular and alternative minimum tax. The application of Section 382 of the Code now or in the future could limit a substantial part of our future utilization of available net operating losses. Such limitation could require us to pay substantial additional income taxes and adversely affect our liquidity and financial position.

We do not believe we have experienced an ownership change to date. However, the Section 382 rules are complex and there is no assurance our view is correct. For example, the issuance of a warrant (the "Platinum Warrant") in May 2009 to K Financing, LLC ("K Financing"), in connection with the entry into a credit facility (the "Platinum Credit Facility") with K Financing, may be deemed to have resulted in an "ownership change" for purposes of Section 382 of the Code. If such an ownership change is deemed to have occurred, the amount of our post-ownership change taxable income that could be offset by our pre-ownership change net operating loss carryforwards would be severely limited. While we believe that the issuance of the Platinum Warrant did not result in an ownership change for purposes of Section 382 of the Code, there is no assurance that our view will be unchallenged.

Even if we have not experienced an ownership change to date, we are currently very close to the threshold for an ownership change and could experience an ownership change in the near future if there are certain significant purchases of our common stock or other events outside our control.

***Our debt agreements contain restrictions that limit our flexibility in operating our business.***

The agreement governing our revolving credit facility and the indenture governing the notes and certain of our other debt agreements contain various covenants that, subject to exceptions, limit our ability to, among other things: incur additional indebtedness; create liens on assets; make capital expenditures; engage in mergers, consolidations, liquidations and dissolutions; sell assets (including pursuant to sale leaseback transactions); pay dividends and distributions on or repurchase capital stock; make investments (including acquisitions), loans, or advances; prepay certain junior indebtedness; engage in certain transactions with affiliates; enter into restrictive agreements; amend material agreements governing certain junior indebtedness; and change lines of business. The agreement governing our revolving credit facility also includes a fixed charge coverage ratio covenant that we must satisfy if an event of default occurs or in the event that we do not meet certain excess availability requirements under our new revolving credit facility. Our ability to comply with this covenant is dependent on our future performance, which may be subject to many factors, some of which are beyond our control.

***K Equity may obtain significant influence over all matters submitted to a stockholder vote, which may limit the ability of other shareholders to influence corporate activities and may adversely affect the market price of our common stock.***

As part of the consideration for entering into the Platinum Credit Facility on May 5, 2009, K Financing received the Platinum Warrant to purchase up to 26,848,484 shares of our common stock (subject to certain adjustments), representing 49.9% of our outstanding common stock at the time of issuance on a post-exercise basis. This Platinum Warrant was subsequently transferred to K Equity, an affiliate of K Financing. On each of December 20, 2010 and May 31, 2011, K Equity sold a portion of the Platinum Warrant equal to 10,893,608 shares which was exercised on a net exercise basis and the resulting 10,000,000 shares of which were sold by underwriters in an offering and 7,524,995 shares which was exercised on a net exercise basis and the resulting 7,000,000 shares of which were sold by underwriters in an offering, respectively, leaving a remainder of 8,429,881 shares subject to the Platinum Warrant. To the extent that K Equity exercises the remainder of the Platinum Warrant in whole or in part but does not sell all or a significant part of the shares it acquires upon exercise, K Equity may own up to 18.0% of our outstanding common stock. As a result, K Equity may have substantial influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our restated certificate of incorporation and by-laws and approval of significant corporate transactions. K Equity could also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions make be taken even if other stockholders oppose them. Moreover, this concentration of stock ownership may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders, and the trading price of shares of our common stock could be adversely affected.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

We are headquartered in Simpsonville, South Carolina, and have a total of 22 manufacturing plants located in North America, Europe and Asia. Some of our plants manufacture products for multiple business groups. Our existing manufacturing and assembly facilities have approximately 3.4 million square feet of floor space and are highly automated with proprietary manufacturing processes and equipment.

Our facilities in Mexico operate under the Maquiladora Program. In general, a company that operates under this program is afforded certain duty and tax preferences and incentives on products brought into the United States. Our manufacturing standards, including compliance with worker safety laws and regulations, are essentially identical in North America, Europe and Asia. Our Mexican, European and Asian operations, similar to our United States operations, have won numerous quality, environmental and safety awards.

We have developed just-in-time manufacturing and sourcing systems. These systems enable us to meet customer requirements for faster deliveries while minimizing the need to carry significant inventory levels. We continue to emphasize flexibility in all of our manufacturing operations to improve product delivery response times.

We believe that substantially all of our property and equipment is in good condition, and that overall, we have sufficient capacity to meet our current and projected manufacturing and distribution needs.

The following table provides certain information regarding our principal facilities:

| Location(1) | Square Footage (in thousands) | Type of Interest | Description of Use |
|---|---|---|---|
| Simpsonville, South Carolina U.S.A.(2) | 372 | Owned | Headquarters, Innovation Center, Advanced Tantalum Manufacturing and Film Manufacturing |
| **Tantalum Business Group** | | | |
| Matamoros, Mexico | 286 | Owned | Manufacturing |
| Suzhou, China(3) | 353 | Leased | Manufacturing |
| Ciudad Victoria, Mexico | 265 | Owned | Manufacturing |
| Evora, Portugal | 233 | Owned | Manufacturing |
| Carson City, Nevada U.S.A. | 87 | Owned | Manufacturing |
| **Ceramic Business Group** | | | |
| Monterrey, Mexico(4) | 532 | Owned | Manufacturing |
| **Film and Electrolytic Business Group** | | | |
| Sasso Marconi, Italy | 215 | Owned | Manufacturing |
| Suzhou, China | 134 | Leased | Manufacturing |
| Granna, Sweden | 132 | Owned | Manufacturing |
| Suomussalmi, Finland | 121 | Leased | Manufacturing |
| Batam, Indonesia | 86 | Owned | Manufacturing |
| Knoxville, Tennessee U.S.A. | 78 | Owned | Manufacturing |
| Kyustendil, Bulgaria | 82 | Owned | Manufacturing |
| Landsberg, Germany | 81 | Leased | Manufacturing |
| Weymouth, United Kingdom | 96 | Leased | Manufacturing |
| Vergato, Italy | 78 | Owned | Manufacturing |
| Monghidoro, Italy | 71 | Owned | Manufacturing |
| Anting, China | 38 | Owned | Manufacturing |
| Farjestaden, Sweden | 28 | Leased | Manufacturing and Innovation Center |

(1) In addition to the locations listed within this table, we have acquired land in Italy on which we have begun construction of a new manufacturing facility in order to consolidate our Italian operations and we are constructing a new manufacturing facility in Skopje, Macedonia as a part of our initiative to move production to lower cost regions.

(2) In June 2011, we began the production of power film capacitors in this facility to support alternative energy products and emerging green technologies, such as hybrid electric drive vehicles. In fiscal year 2013, we expect to begin production of electrolytic capacitors to further support alternative energy products and emerging green technologies.

(3) Includes two manufacturing facilities, one of which also performs finishing for Ceramic products.

(4) Includes two manufacturing facilities one of which includes production of a F&E product line.

Over the past several years, low production costs and proximity to large, growing markets have caused many of our key customers to relocate production facilities to Asia, particularly China. We have a well-established sales and logistics network in Asia to support our customers' Asian operations. In calendar year 2003, we commenced shipments from our production facility in Suzhou, China. In connection with the Evox Rifa acquisition, which was completed in April 2007, we added a manufacturing operation in Batam, Indonesia. With the Arcotronics acquisition, which was completed in October 2007, we have further expanded our presence in China with a manufacturing operation in Anting, China. These operations will continue to support customers in Asia with top quality film and electrolytic capacitors. In the fourth quarter of fiscal year 2010, we began to manufacture aluminum polymer products in another facility in Suzhou. During the second quarter of fiscal year 2012, we began production of Electrolytic products in a third leased facility in Suzhou, China.

## ITEM 3. LEGAL PROCEEDINGS.

We or our subsidiaries are at any one time parties to a number of lawsuits arising out of their respective operations, including workers' compensation or work place safety cases, some of which involve claims of substantial damages. Although there can be no assurance, based upon information known to us, we do not believe that any liability which might result from an adverse determination of such lawsuits would have a material adverse effect on our financial condition or results of operations.

## ITEM 4. MINE SAFTETY DISCLOSURES.

Not applicable.

## ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The name, age, business experience, positions and offices held and period served in such positions or offices for each of the executive officers and certain key employees of the Company is as listed below.

| Name | Age | Position | Years with Company(1) |
|---|---|---|---|
| Per-Olof Loof | 61 | Chief Executive Officer and Director | 7 |
| William M. Lowe, Jr. | 58 | Executive Vice President and Chief Financial Officer | 4 |
| Conrado Hinojosa | 47 | Executive Vice President, Tantalum Business Group | 13 |
| Charles C. Meeks, Jr. | 50 | Executive Vice President, Ceramic, Film and Electrolytic Business Group | 28 |
| Robert R. Argüelles | 45 | Senior Vice President, Operational Excellence and Quality | 4 |
| Marc Kotelon | 48 | Senior Vice President Sales, Global Sales | 18 |
| Dr. Phillip M. Lessner | 53 | Senior Vice President and Chief Technology Officer | 16 |
| Susan B. Barkal | 49 | Vice President, Corporate Quality and Chief Compliance Officer | 12 |
| Dr. Daniel F. Persico | 56 | Vice President, Strategic Marketing and Business Development | 11 |
| R. James Assaf | 52 | Vice President, General Counsel and Secretary | 4 |
| Michael W. Boone | 61 | Vice President and Treasurer | 25 |
| David S. Knox | 48 | Vice President and Corporate Controller | 4 |
| Dr. Richard M. Vosburgh | 58 | Vice President and Chief Human Resources Officer | 1 |

(1) Includes service with Union Carbide Corporation.

### Executive Officers

Per-Olof Loof, Chief Executive Officer and Director, was named such in April 2005. Mr. Loof was previously the Managing Partner of QuanStar Unit LLC, a management consulting firm and had served in such capacity since December 2003. Prior thereto, he served as Chief Executive Officer of Sensormatic Electronics Corporation and in various management roles with Andersen Consulting, Digital Equipment Corporation, AT&T and NCR. Mr. Loof serves as a board member of Global

Options Inc. Mr. Loof also serves on several charity boards including Boca Raton Regional Hospital, the Swedish Church in Florida, the Florida Grand Opera and the International Centre for Missing & Exploited Children He received a "civilekonom examen" degree in economics and business administration from the Stockholm School of Economics.

William M. Lowe, Jr., Executive Vice President and Chief Financial Officer, was named such in July 2008. Mr. Lowe was previously the Vice President, Chief Operating Officer and Chief Financial Officer of Unifi, Inc., a producer and processor of textured synthetic yarns from January 2004 to October 2007. Prior to holding that position, he was Executive Vice President and Chief Financial Officer for Metaldyne, an automotive components manufacturer. He also held various financial management positions with ArvinMeritor, Inc., a premier global supplier of integrated automotive components. He received his Bachelor of Science degree in Business Administration with a major in Accounting from Tri-State University and is a Certified Public Accountant.

Conrado Hinojosa, Executive Vice President, Tantalum Business Group, was named such in May 2011. He joined KEMET in 1999 in the position of Plant Manager of the Monterrey 3 plant in Mexico. Mr. Hinojosa later served as the Operations Director for the Tantalum Division in Matamoros, Mexico and was later named Vice President, Tantalum Business Group in June 2005 and Senior Vice President, Tantalum Business Group in October 2007. Prior to joining KEMET, Mr. Hinojosa held numerous manufacturing positions with IBM de Mexico and had previous experience with Kodak. Mr. Hinojosa received a Masters of Business Administration degree from Instituto Technologico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mechanical Engineering from Universidad Autonoma de Guadalajara.

Charles C. Meeks, Jr., Executive Vice President, Ceramic, Film and Electrolytic Business Group, was named such in May 2011. He joined Union Carbide/KEMET in 1983 in the position of Process Engineer, and has held various positions of increased responsibility including the positions of Plant Manager and Director of Operations, Ceramic Business Group. He was named Vice President, Ceramic Business Group in June 2005, Senior Vice President, Ceramic Business Group in October 2007 and Senior Vice President, Ceramic, Film and Electrolytic Business Group in March 2010. In addition, since January 2000, Mr. Meeks has served as President of Top Notch Inc., a private company that offers stress management therapy services. Mr. Meeks received a Masters of Business Administration degree and a Bachelor of Science degree in Ceramic Engineering from Clemson University.

Robert R. Argüelles, Senior Vice President, Operational Excellence and Quality, joined KEMET as such in September 2008. Mr. Argüelles previously served as Vice President and Plant Manager with Continental Automotive Systems, which followed his role as a top research and development executive in Continental's North American Chassis & Safety division. Prior to Continental Automotive, Mr. Argüelles worked at Valeo Electronics/ITT Automotive where he was the Product Line Director for Valeo's North American Sensors and Electronics product lines. Mr. Argüelles began his career serving in technical roles at Electronic Data Systems in the Delco Chassis Division. He received a Bachelor of Science degree in Mechanical Engineering, Dynamics and Controls, from Old Dominion University in Norfolk, Virginia.

Marc Kotelon, Senior Vice President, Global Sales, was named such in August 2008. He joined KEMET in 1994 and has held various positions of increased responsibility in the sales area prior to the appointment to his current position. Mr. Kotelon received a Bachelor of Science degree in Electronics from Ecole Centrale d'Electronique/Paris.

Dr. Philip M. Lessner, Senior Vice President, Chief Technology Officer and Chief Scientist, was named such in May 2011. He joined KEMET in 1996 as a Technical Associate in the Tantalum Technology Group. He has held several positions of increased responsibility in the Technology and Product Management areas including Senior Technical Associate, Director Tantalum Technology, Director Technical Marketing Services, Vice President Tantalum Technology and Vice President, Chief

Technology Officer and Chief Scientist prior to his appointment to his current position. Mr. Lessner received a Ph.D. in Chemical Engineering from the University of California, Berkeley and a Bachelor of Engineering in Chemical Engineering from Cooper Union.

Susan B. Barkal, Vice President of Quality and Chief Compliance Officer, was named such in December 2008. Ms. Barkal joined KEMET in November 1999, and has served as Quality Manager for Tantalum Business Group, Technical Product Manager for all Tantalum product lines and Director of Tantalum Product Management. Ms. Barkal holds a Bachelor of Science degree in Chemical Engineering from Clarkson University and a Master of Science degree in Mechanical Engineering from California Polytechnic University.

Dr. Daniel F. Persico, Vice President, Strategic Marketing and Business Development, joined KEMET in November 1997, and served as Director of Tantalum Technology, Vice President of Tantalum Technology, and Vice President of Organic Process Technology. Prior to his return to KEMET in December 2006, he held the position of the Executive Vice President and Chief Technology Officer of H.W. Sands Corporation, a manufacturer and distributor of specialty chemicals. Dr. Persico holds a Ph.D. in Chemistry from the University of Texas and a Bachelor of Science degree in Chemistry from Boston College.

**Other Key Employees**

R. James Assaf, Vice President, General Counsel and Secretary, was named such in July 2008. Mr. Assaf joined KEMET as Vice President, General Counsel in March 2008. Prior to joining KEMET, Mr. Assaf served as General Manager for InkSure Inc., a start-up seller of product authentication solutions. He had also previously held several positions with Sensormatic Electronics Corporation, including Associate General Counsel and Director of Business Development, Mergers & Acquisitions. Prior to Sensormatic, Mr. Assaf served as an Associate Attorney with the international law firm Squire Sanders & Dempsey. Mr. Assaf received his Bachelor of Arts degree from Kenyon College and his Juris Doctor degree from Case Western Reserve University School of Law.

Michael W. Boone, Vice President and Treasurer, was named such in July 2008. Mr. Boone joined KEMET in June 1987 as Manager of Credit and Cash Management and has previously held the positions of Senior Director of Finance and Corporate Secretary before his appointment to his current position. Mr. Boone holds a Bachelor of Business Administration degree in Banking and Finance from the University of Georgia.

David S. Knox, Vice President and Corporate Controller, joined KEMET as such in February 2008. From November 1999 through February 2008, Mr. Knox held various financial positions at Unifi, Inc. and was the Corporate Controller from August 2002 through February 2008. Mr. Knox received a Bachelor of Science degree in Business Administration with a concentration in Accounting from the University of North Carolina at Chapel Hill and is a Certified Public Accountant.

Dr. Richard M. Vosburgh, Vice President and Chief Human Resources Officer, was named such in January 2012. He joined KEMET in May 2011 as the Vice President, Talent and Organizational Effectiveness. Prior to joining KEMET, he founded RMV Solutions LLC, a private consulting firm specializing in organizational effectiveness in 2008, after which he was named a Partner in ArchPoint Consulting, Inc., a private professional services firm, in 2009. In 2010, he served as Chief Development Officer for HRPS (HR People & Strategy), a not-for-profit corporation. From 2006 through 2008, Dr. Vosburgh served as Senior Vice President at MGM Resorts International in Las Vegas. Previous to MGM, he held various positions with Hewlett-Packard Company, Compaq Computer Corporation, PepsiCo Inc., The Gallup Organization, and Campbell Soup Company. He received his Bachelor of Arts degree in Experimental Psychology from New College and both his Master of Arts and Ph.D. degrees in Industrial & Organizational Psychology from the University of South Florida.

## PART II

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock trades on the NYSE under the ticker symbol "KEM" (NYSE: KEM). We had 72 stockholders of record as of April 30, 2012. The following table represents the high and low sale prices of our common stock for the periods indicated:

| Quarter | Fiscal Year 2012 High | Fiscal Year 2012 Low | Fiscal Year 2011 High | Fiscal Year 2011 Low |
|---|---|---|---|---|
| First | $ 16.50 | $ 13.20 | $ 7.35 | $ 4.20 |
| Second | 14.90 | 7.15 | 11.88 | 6.78 |
| Third | 10.50 | 6.49 | 14.82 | 8.31 |
| Fourth | 10.06 | 6.97 | 16.49 | 12.90 |

We have not declared or paid any cash dividends on our common stock since our initial public offering in October 1992. We do not anticipate paying dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend upon, among other factors, the capital requirements, operating results, and our financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

## PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return for the past five fiscal years, beginning on March 31, 2007, with the Russell 3000, Russell Microcap Index and a peer group (the "Peer Group") comprised of certain companies which manufacture capacitors and with which we generally compete. The Peer Group is comprised of AVX Corporation, Thomas & Betts Corporation and Vishay Intertechnology, Inc. During fiscal year 2012, the Company moved from the Russell MicroCap Index to the Russell 3000 Index. In the future, the Russell MicroCap Index data points will be excluded from this graph.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
Among KEMET Corporation, the Russell MicroCap Index, the Russell 3000 Index, and a Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
3/07
3/08
3/09
3/10
3/11
3/12
KEMET Corporation
Russell MicroCap
Russell 3000
Peer Group

* $100 invested on 3/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

| | 3/07 | 3/08 | 3/09 | 3/10 | 3/11 | 3/12 |
|---|---|---|---|---|---|---|
| **KEMET Corporation** | **100.00** | **52.81** | **3.20** | **18.30** | **64.62** | **40.78** |
| **Russell MicroCap** | **100.00** | **79.84** | **46.55** | **76.87** | **96.33** | **94.34** |
| **Russell 3000** | **100.00** | **93.94** | **58.05** | **88.50** | **103.91** | **111.37** |
| **Peer Group** | **100.00** | **75.10** | **46.52** | **84.33** | **122.86** | **116.53** |

**Equity Compensation Plan Disclosure**

The following table summarizes equity compensation plans approved by stockholders and equity compensation plans that were not approved by stockholders as of March 31, 2012:

| Plan category | (a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights | (b) Weighted-average exercise price of outstanding options, warrants, and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 1,851,863 | $ 13.91 | 3,634,937 |
| Equity compensation plans not approved by stockholders | — | — | — |
| | 1,851,863 | $ 13.91 | 3,634,937 |

**ITEM 6. SELECTED FINANCIAL DATA.**

The following table summarizes our selected historical consolidated financial information for each of the last five years. The selected financial information under the captions "Income Statement Data," "Per Share Data," "Balance Sheet Data," and "Other Data" shown below has been derived from our audited consolidated financial statements. This table should be read in conjunction with other consolidated financial information of KEMET, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, included elsewhere herein. The data set forth below may not be indicative of our future financial condition or results of operations (see Item 1A, "Risk Factors") (amounts in thousands except per share amounts):

| | Fiscal Years Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2012(1) | 2011 | 2010 | 2009 | 2008(2) |
| **Income Statement Data:** | | | | | |
| Net sales | $ 984,833 | $ 1,018,488 | $ 736,335 | $ 804,385 | $ 850,120 |
| Operating income (loss) | 37,801 | 129,261 | 7,697 | (271,112) | (8,881) |
| Interest income | (175) | (218) | (188) | (618) | (6,061) |
| Interest expense | 28,567 | 30,175 | 26,008 | 29,789 | 21,696 |
| Net income (loss)(2) | 6,692 | 63,044 | (69,447) | (285,209) | (25,215) |
| **Per Share Data:** | | | | | |
| Net income (loss) per share—basic | $ 0.15 | $ 2.11 | $ (2.57) | $ (10.62) | $ (0.91) |
| Net income (loss) per share—diluted | $ 0.13 | $ 1.22 | $ (2.57) | $ (10.62) | (0.91) |
| **Balance Sheet Data:** | | | | | |
| Total assets | $ 975,552 | $ 884,309 | $ 740,961 | $ 714,151 | $ 1,250,999 |
| Working capital | 398,644 | 316,605 | 226,600 | 195,142 | 239,059 |
| Long-term debt, less current portion(2)(3)(4)(5) | 345,380 | 231,215 | 231,629 | 280,752 | 269,354 |
| Other non-current obligations | 101,229 | 59,727 | 55,626 | 57,316 | 80,130 |
| Stockholders' equity(3) | 358,996 | 359,753 | 284,272 | 240,039 | 576,831 |
| **Other Data:** | | | | | |
| Cash flow provided by (used in) operating activities | $ 80,730 | $ 113,968 | $ 54,620 | $ 5,725 | $ (20,563) |
| Capital expenditures | 49,314 | 34,989 | 12,921 | 30,541 | 43,605 |
| Research and development | 29,440 | 25,864 | 22,064 | 28,956 | 35,699 |

(1) In fiscal year 2012, the Company acquired KEMET Foil on June 13, 2011 and Blue Powder on February 21, 2012.

(2) In fiscal year 2008, the Company acquired Evox Rifa on April 24, 2007 and Arcotronics on October 12, 2007.

(3) In fiscal year 2010, the Platinum Warrant was initially classified as a derivative and the Company recorded a mark-to-market adjustment of $81.1 million through earnings. As of September 29, 2009, the strike price of the Platinum Warrant became fixed and the Company reevaluated the Platinum Warrant concluding that the Platinum Warrant is indexed to the Company's own stock and should be classified as a component of equity. The Company reclassified the warrant liability of $112.5 million into the line item "Additional paid-in capital".

(4) In fiscal year 2010, the Company repurchased $93.9 million in face value of Convertible Notes and incurred additional borrowings of $57.8 million with K Financing.

(5) In fiscal year 2012, the Company issued $110.0 million of 10.5% Senior Notes.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis provides information that we believe is useful in understanding our operating results, cash flows, and financial condition for the three fiscal years ended March 31, 2012. The discussion should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes appearing elsewhere in this report. Except for the historical information contained herein, the discussions in this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Our actual future results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the Item 1A, "Risk Factors" and, from time to time, in our other filings with the Securities and Exchange Commission.

### Business Overview

We are a leading global manufacturer of a wide variety of capacitors. Our product offerings include tantalum, multilayer ceramic, solid and electrolytic aluminum and film and paper capacitors. Capacitors are fundamental components of most electronic circuits and are found in communication systems, data processing equipment, personal computers, cellular phones, automotive electronic systems, defense and aerospace systems, consumer electronics, power management systems and many other electronic devices and systems. Capacitors are typically used to filter out interference, smooth the output of power supplies, block the flow of direct current while allowing alternating current to pass and for many other purposes. We manufacture a broad line of capacitors in many different sizes and configurations using a variety of raw materials. Our product line consists of over 250,000 distinct part configurations distinguished by various attributes, such as dielectric (or insulating) material, configuration, encapsulation, capacitance level and tolerance, performance characteristics and packaging. Most of our customers have multiple capacitance requirements, often within each of their products. Our broad product offering allows us to meet the majority of those needs independent of application and end use. In fiscal year 2012, 2011, and 2010 we shipped 32 billion capacitors, 35 billion capacitors, and 31 billion capacitors, respectively. We believe the medium-to-long term demand for the various types of capacitors we offer will continue to grow on a regional and global basis due to a variety of factors, including increasing demand for and complexity of electronic products, growing demand for technology in emerging markets and the ongoing development of new solutions for energy generation and conservation.

### Our Competitive Strengths

We believe that we benefit from the following competitive strengths:

*Strong Customer Relationships.* We have a large and diverse customer base. We believe that our persistent emphasis on quality control and history of performance establishes loyalty with OEMs, EMSs and distributors. Our customer base includes most of the world's major electronics OEMs (including Alcatel-Lucent USA, Inc., Apple Inc., Bosch Group, Cisco Systems, Inc., Continental AG, Dell Inc., Hewlett-Packard Company, International Business Machines Corporation, Intel Corporation, Motorola, Inc., Nokia Corporation, and TRW Automotive), EMSs (including Celestica Inc., Flextronics International LTD, Jabil Circuit, Inc. and Sanmina-SCI Corporation) and distributors (including TTI, Inc., Arrow Electronics, Inc. and Avnet, Inc.). Our strong, extensive and efficient worldwide distribution network is one of our differentiating factors. We believe our ability to provide innovative and flexible service offerings, superior customer support and focus on speed-to-market result in a more rewarding customer experience, earning us a high degree of customer loyalty.

*Breadth of Our Diversified Product Offering and Markets.* We believe that we have the most complete line of primary capacitor types, across a full spectrum of dielectric materials including tantalum, ceramic, solid and electrolytic aluminum, film and paper. As a result, we believe we can satisfy virtually all of our customers' capacitance needs, thereby strengthening our position as their supplier of choice. We sell our products into a wide range of different end markets, including computing, industrial, telecommunications, transportation, consumer, defense and healthcare markets across all geographic regions. No single end market segment accounted for more than 30% and only one customer, TTI, Inc., accounted for more than 10% of our net sales in fiscal year 2012. Our largest customer is a distributor, and no single end use customer accounted for more than 5% of our net sales in fiscal year 2012. We believe that well-balanced product, geographic and customer diversification helps us mitigate some of the negative financial impact through economic cycles.

*Leading Market Positions and Operating Scale.* Based on net sales, we believe that we are the largest manufacturer of tantalum capacitors in the world and one of the largest manufacturers of direct current film capacitors in the world and have a significant market position in the specialty ceramic and custom wet aluminum electrolytic markets. We believe that our leading market positions and operating scale allow us to realize production efficiencies, leverage economies of scale and capitalize on growth opportunities in the global capacitor market.

*Strong Presence in Specialty Products.* We engage in design collaboration with our customers in order to meet their specific needs and provide them with customized products satisfying their engineering specifications. During fiscal years 2012 and 2011, respectively, specialty products accounted for 36.9% and 36.5% of our revenue. By allocating an increasing portion of our management resources and research and development investment to specialty products, we have established ourselves as one of the leading innovators in this fast growing emerging segment of the market, which includes healthcare, renewable energy, telecommunication infrastructure and oil and gas. For example, in August 2009, we were selected as one of thirty companies to receive a grant from the Department of Energy. Our $15.1 million award will enable us to produce film capacitors within the United States to support alternative energy products and emerging green technologies such as hybrid electric drive vehicles. Producing these parts in the United States will allow us to compete effectively in the alternative energy market domestically. We began production in the fourth quarter of fiscal year 2012. Market interest in domestic production remains high and KEMET recently received the first volume order from a key customer for production in the Simpsonville, South Carolina facility.

*Low-Cost Production.* We believe we have some of the lowest cost production facilities in the industry. Many of our key customers have relocated their production facilities to Asia, particularly China. We believe our manufacturing facilities in China have low production costs and are in close proximity to the large and growing Chinese market; in addition, we have the ability to increase capacity and change product mix to meet our customers' needs. We believe our operations in Mexico are among the most cost-efficient in the world. In addition, we believe our manufacturing facility in Bulgaria has low production costs and we are expanding our manufacturing to Macedonia which we believe will also have low production costs.

*Our Brand.* Founded by Union Carbide in 1919 as KEMET Laboratories, we believe that we have established a reputation as a high quality, efficient and affordable partner that sets our customers' needs as the top priority. This has allowed us to successfully attract loyal clientele and enabled us to expand our operations and market share over the past few years. We believe our commitment to addressing the needs of the industry in which we operate has differentiated us from our competitors and established us as the "Easy-To-Buy-From" company.

*Our People.* We believe that we have successfully developed a unique corporate culture based on innovation, customer focus and commitment. We have a strong, highly experienced and committed team in each of our markets. Many of our professionals have developed unparalleled experience in building leadership positions in new markets, as well as successfully integrating acquisitions. Our 18 member executive management team has an average of over 13 years of experience with us and an average of over 25 years of experience in the manufacturing industry.

**Business Strategy**

Our strategy is to use our position as a leading, high-quality manufacturer of capacitors to capitalize on the increasingly demanding requirements of our customers. Key elements of our strategy include:

*One KEMET Campaign.* We continue to focus on improving our business capabilities through various initiatives that all fall under our One KEMET campaign. The One KEMET campaign aims to ensure that we as a company are focused on the same goals and working with the same processes and systems to ensure consistent quality and service. This effort was launched to ensure that as we continue to grow we not only remain grounded in our core principles but that we use those principles, operating procedures and systems as the foundation from which to expand. These initiatives include our global Oracle software implementation which is proceeding on schedule, our Lean and Six Sigma culture evolution and our global customer accounts management system which is now in place and growing.

*Develop Our Significant Customer Relationships and Industry Presence.* We intend to continue to be responsive to our customers' needs and requirements and to make order entry and fulfillment easier, faster, more flexible and more reliable for our customers, by focusing on building products around customers' needs, by giving decision making authority to customer-facing personnel and by providing purpose-built systems and processes.

*Continue to Pursue Low-Cost Production Strategy.* We continue to evaluate and are actively pursuing measures that will allow us to maintain our position as a low-cost producer of capacitors with facilities close to our customers. We have shifted and will continue to shift production to low cost locations in order to reduce material and labor costs. We plan to expand our manufacturing to Macedonia which we believe will have low production costs. Additionally, we are focused on developing more cost-efficient manufacturing equipment and processes, designing manufacturing plants for more efficient production and reducing work-in-process ("WIP") inventory by building products from start to finish in one factory. Furthermore, we continue to implement the Lean and Six Sigma methodology to drive towards zero product defects so that quality remains a given in the minds of our customers.

*Leverage Our Technological Competence and Expand Our Leadership in Specialty Products.* We continue to leverage our technological competence to introduce new products in a timely and cost-efficient manner and generate an increasing portion of our sales from new and customized solutions to meet our customers' varied and evolving capacitor needs as well as to improve financial performance. We believe that by continuing to build on our strength in the higher growth and higher margin specialty segments of the capacitor market, we will be well positioned to achieve our long-term growth objectives while also improving our profitability. During fiscal year 2012, we introduced 35,815 new products of which 2,982 were first to market, and specialty products accounted for 36.9% of our revenue over this period.

*Further Expand Our Broad Capacitance Capabilities.* We identify ourselves as "The Capacitance Company" and strive to be the supplier of choice for all our customers' capacitance needs across the full spectrum of dielectric materials including tantalum, ceramic, solid and electrolytic aluminum, film and paper. While we believe we have the most complete line of capacitor technologies across these primary capacitor types, we intend to continue to research and pursue additional capacitance technologies and solutions in order to maximize the breadth of our product offerings.

*Selectively Target Complementary Acquisitions.* We expect to continue to evaluate and pursue strategic acquisition opportunities, some of which may be significant in size, which would enable us to enhance our competitive position and expand our market presence. Our strategy is to acquire complementary capacitor and other related businesses that would allow us to leverage our business model, potentially including those involved in other passive components that are synergistic with our customers' technologies and our current product offerings. For example, in fiscal year 2012, we acquired Cornell Dubilier Foil, LLC (whose name was subsequently changed to KEMET Foil Manufacturing, LLC ("KEMET Foil")) and Niotan Incorporated (whose name was subsequently changed to KEMET Blue Powder Corporation ("Blue Powder") which will allow us to achieve some vertical integration.

*Promote the KEMET Brand Globally.* We are focused on promoting the KEMET brand globally by highlighting the high-quality and high reliability of our products and our superior customer service. We will continue to market our products to new and existing customers around the world in order to expand our business. We continue to be recognized by our customers as a leading global supplier. For example, in calendar year 2011, we received the "Supplier of the Year Award" from TTI, Inc. and from Arrow Electronics, Inc., both of which are electronics distributors.

*Global Sales & Marketing Strategy.* Our motto "Think Global Act Local" describes our approach to sales and marketing. Each of our three sales regions (Americas, EMEA and APAC) has account managers, field application engineers and strategic marketing managers in the region. In addition, we also have local customer and quality-control support in each region. This organizational structure allows us to respond to the needs of our customers on a timely basis and in their native language. The regions are managed locally and report to a senior manager who is on the KEMET Leadership Team. Furthermore, this organizational structure ensures the efficient communication of our global goals and strategies and allows us to serve the language, cultural and other region-specific needs of our customers.

KEMET is organized into three business groups: Tantalum, Ceramic, and Film and Electrolytic. Each business group is responsible for the operations of certain manufacturing sites as well as all related research and development efforts. The sales, marketing and corporate functions are shared by each of the business groups, the costs of which are generally allocated to the business groups. See Note 8, "Segment and Geographic Information" to our consolidated financial statements.

**Recent Developments and Trends**

*Issuance of 10.5% Senior Notes Add-On*

On April 3, 2012, we completed the sale of $15.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee.

On March 27, 2012, we completed the sale of $110.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee. Upon the completion of these transactions, we had $355.0 million aggregate principal amount of the 10.5% Senior Notes due 2018 outstanding.

We will use the proceeds of these recent offerings to finance a portion of the acquisition of Niotan Incorporated ("Niotan"), make the initial payment of $50 million under the NEC TOKIN Corporation

("NT") transaction, pay related transactions fees and expenses and for general corporate purposes. These transactions are described below.

*Equity Investment*

On March 12, 2012, we entered into the Stock Purchase Agreement to acquire 51% of the common stock (which will represent a 34% of the economic interest) of NT, a manufacturer of tantalum capacitors, electro-magnetic, electro-mechanical and access devices, from NEC of Japan. Revenue of NT for the fiscal year ended March 31, 2011 was JPY64,770 million or approximately $755 million. The transaction is subject to customary closing conditions, including required regulatory filings. The transaction is expected to close in the second quarter of fiscal year 2013, at which time we will pay a purchase price of $50.0 million for new shares of common stock of NT. Upon the Initial Closing, we will account for our equity investment in NT using the equity method in a non-consolidated variable interest entity since we will not have the power to direct significant activities of NT.

In connection with our entry into the Stock Purchase Agreement, we entered into the Stockholders' Agreement with NT and NEC, which provides for restrictions on transfers of NT's capital stock, certain tag-along and first refusal rights on transfer, restrictions on NEC's ability to convert the preferred stock of NT held by it, certain management services to be provided to NT by KEMET Electronics Corporation (or an affiliate of KEMET Electronics Corporation) and certain board representation rights. At the Initial Closing, we will hold four of seven NT director positions. However, NEC will have significant board rights. The Stockholders' Agreement also contemplates a loan from NEC to NT in connection with NT's rebuilding of its operations in Thailand as a result of flooding that occurred in 2011.

Concurrent with entry into the Stock Purchase Agreement and the Stockholders' Agreement, we entered into the Option Agreement with NEC whereby we may purchase additional shares of NT common stock from NT for a purchase price of $50.0 million, resulting in an economic interest of approximately 49% while maintaining ownership of 51% of NT's common stock by providing notice of the First Call Option between the Initial Closing and August 31, 2014. Upon providing such notice, we may also exercise an option to purchase all outstanding capital stock of NT from its stockholders, primarily NEC, for a purchase price based on the greater of six times LTM EBITDA (as defined in the Option Agreement) less the previous payments and certain other adjustments, or the outstanding amount of NT's debt obligation to NEC by providing notice of the Second Call Option by May 31, 2018. From August 1, 2014 through May 31, 2018, NEC may require us to purchase all outstanding capital stock of NT from its stockholders, primarily NEC. However, NEC may only exercise the Put Option from August 1, 2014 through April 1, 2016 if NT achieves certain financial performance. The purchase price for the Put Option will be based on the greater of six times LTM EBITDA less previous payments and certain other adjustments, or the outstanding amount of NT's debt obligation to NEC as of the date the Put Option is exercised. The purchase price for the Put Option is reduced by the amount of NT's debt obligation to NEC which we will assume. The determination of the purchase price will be modified in the event there is an unresolved agreement between NEC and us under the Stockholders' Agreement. In the event the Put Option is exercised, NEC will be required to maintain in place the outstanding debt obligation owed by NT to NEC.

*Acquisitions*

On February 21, 2012, we acquired of all of the outstanding shares of Niotan, a leading manufacturer of tantalum powders, from an affiliate of Denham Capital Management LP. This new subsidiary, KEMET Blue Powder Corporation ("Blue Powder"), has its headquarters and principal operating location in Carson City, Nevada and we believe it is the largest production location for tantalum powder in the western hemisphere.

We paid an initial purchase price of $30.5 million (net of cash received) at the closing of the transaction. Additional deferred payments of $45 million are payable over a thirty-month period and a working capital adjustment of $0.4 million which was paid in April 2012. We are required to make quarterly royalty payments for tantalum powder produced by Blue Powder, in an aggregate amount equal to $10 million by December 31, 2014.

On June 13, 2011, we completed our acquisition of KEMET Foil, a Tennessee based manufacturer of etched foils utilized as a core component in the manufacture of aluminum electrolytic capacitors. The purchase price was $15 million plus a $0.5 million working capital adjustment amount, of which $11.6 million (net of cash received) was paid at closing and $1.0 million is to be paid on each of the first three anniversaries of the closing date.

*Write down of long-lived assets*

During fiscal year 2012, we incurred impairment charges totaling $15.8 million related to Tantalum. Due to customer demands for lower ESR capacitors we evaluated the costs we would need to incur in order to modify the product line to enable it to produce lower ESR capacitors. Based on this evaluation, we have idled equipment with a net carrying value of $15.8 million and plan to dispose of the equipment. The impairment amount of $15.8 million was the carrying amount of the equipment less the estimated scrap value net of disposal costs. The impairment charge is recorded on the Consolidated Statements of Operations line item "Write down of long-lived assets" in fiscal year 2012.

**Off-Balance Sheet Arrangements**

As of March 31, 2012, other than operating lease commitments, we are not a party to any material off-balance sheet financing arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

**Critical Accounting Policies**

Our accounting policies are summarized in Note 1, "Organization and Significant Accounting Policies" to the consolidated financial statements. The following identifies a number of policies which require significant judgments and estimates, or are otherwise deemed critical to our financial statements.

Our estimates and assumptions are based on historical data and other assumptions that we believe are reasonable. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.

Our judgments are based on our assessment as to the effect certain estimates, assumptions, or future trends or events may have on the financial condition and results of operations reported in the consolidated financial statements. Readers should understand that actual future results could differ from these estimates, assumptions, and judgments.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (i.e., 1%, 10%, etc.) are included to allow readers of this Annual Report on Form 10-K to understand a general cause and effect of changes in the estimates and do not represent our predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecast, and estimates require regular review and adjustment. We believe the following critical accounting policies contain the most significant judgments and estimates used in the preparation of the consolidated financial statements:

**REVENUE RECOGNITION.** We recognize revenue only when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

A portion of sales consists of products designed to meet customer specific requirements. These products typically have stricter tolerances making them useful to the specific customer requesting the product and to customers with similar or less stringent requirements. Products with customer specific requirements are tested and approved by the customer before we mass produce and ship the products. We recognize revenue at shipment as the sales terms for products produced with customer specific requirements do not contain a final customer acceptance provision or other provisions that are unique and would otherwise allow the customer different acceptance rights.

A portion of sales is made to distributors under agreements allowing certain rights of return and price protection on unsold merchandise held by distributors. Our distributor policy includes inventory price protection and "ship-from-stock and debit" ("SFSD") programs common in the industry. The price protection policy protects the value of the distributors' inventory in the event we reduce our published selling price to distributors. This program allows the distributor to debit us for the difference between our list price and the lower authorized price for specific parts. We establish price protection reserves on specific parts residing in distributors' inventories in the period that the price protection is formally authorized by KEMET.

The SFSD program provides a mechanism for the distributor to meet a competitive price after obtaining authorization from the local Company sales office. This program allows the distributor to ship its higher-priced inventory and debit us for the difference between our list price and the lower authorized price for that specific transaction. We establish reserves for our SFSD program based primarily on historical SFSD activity and certain distributors' actual inventory levels comprising approximately 80% of the total global distributor inventory related to customers which participate in the SFSD program. Estimates are evaluated on a quarterly basis. If these estimates were changed by 1% in fiscal year 2012, Net sales would be impacted by $0.7 million.

The establishment of these reserves is recognized as a component of the line item "Net sales" on the Consolidated Statements of Operations, while the associated reserves are included in the line item "Accounts receivable" on the Consolidated Balance Sheets.

**INVENTORIES.** Inventories are valued at the lower of cost or market, with cost determined under the first-in, first-out method and market based upon net realizable value. The valuation of inventories requires us to make estimates. We also must assess the prices at which we believe the finished goods inventory can be sold compared to its cost. A sharp decrease in demand could adversely impact earnings as the reserve estimates could increase.

**PENSION AND POST-RETIREMENT BENEFITS.** Our management, with the assistance of actuarial firms, performs actuarial valuations of the fair values of our pension and post-retirement plans' benefit obligations. We make certain assumptions that have a significant effect on the calculated fair value of the obligations such as the:

- weighted-average discount rate—used to arrive at the net present value of the obligation;
- salary increases—used to calculate the impact future pay increases will have on post-retirement obligations; and
- medical cost inflation—used to calculate the impact future medical costs will have on post-retirement obligations.

We understand that these assumptions directly impact the actuarial valuation of the obligations recorded on the Consolidated Balance Sheets and the income or expense that flows through the Consolidated Statements of Operations.

We base our assumptions on either historical or market data that we consider reasonable. Variations in these assumptions could have a significant effect on the amounts reported in Consolidated Balance Sheets and the Consolidated Statements of Operations. The most critical assumption relates to the discount rate. A 25 basis point increase or decrease in the discount rate would result in changes to the projected benefit obligation of $ (1.8) million and $1.9 million, respectively.

**ASSET IMPAIRMENT—GOODWILL AND LONG-LIVED ASSETS.** Goodwill, which represents the excess of purchase price over fair value of net assets acquired, and intangible assets with indefinite useful lives are no longer amortized but are tested for impairment at least on an annual basis. We perform our impairment test during the first quarter of each fiscal year and when otherwise warranted.

We evaluate our goodwill on a reporting unit basis. This requires us to estimate the fair value of the reporting units based on the future net cash flows expected to be generated. The impairment test involves a comparison of the fair value of each reporting unit, with the corresponding carrying amounts. If the reporting unit's carrying amount exceeds its fair value, then an indication exists that the reporting unit's goodwill may be impaired. The impairment to be recognized is measured by the amount by which the carrying value of the reporting unit's goodwill being measured exceeds its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the sum of the amounts assigned to identified net assets. As a result, the implied fair value of goodwill is generally the residual amount that results from subtracting the value of net assets including all tangible assets and identified intangible assets from the fair value of the reporting unit's fair value. We determine the fair value of our reporting units using an income-based, discounted cash flow ("DCF") analysis, and market-based approaches (Guideline Publicly Traded Company Method and Guideline Transaction Method) which examine transactions in the marketplace involving the sale of the stocks of similar publicly-owned companies, or the sale of entire companies engaged in operations similar to KEMET. In addition to the above described reporting unit valuation techniques, our goodwill impairment assessment also considers our aggregate fair value based upon the value of our outstanding shares of common stock.

Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or group of assets may not be recoverable. A long-lived asset classified as held for sale is initially measured and reported at the lower of its carrying amount or fair value less cost to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until the long-lived asset is disposed of.

Tests for the recoverability of a long-lived asset to be held and used are performed by comparing the carrying amount of the long-lived asset to the sum of the estimated future undiscounted cash flows expected to be generated by the asset. In estimating the future undiscounted cash flows, we use future projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. These assumptions include, among other estimates, periods of operation and projections of sales and cost of sales. Changes in any of these estimates could have a material effect on the estimated future undiscounted cash flows expected to be generated by the asset. If it is determined that the book value of a long-lived asset is not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the long-lived asset over its fair value. The fair value is calculated as the discounted cash flows of the underlying assets.

We perform impairment tests on our goodwill and intangible assets with indefinite useful life during the first quarter of each fiscal year and when otherwise warranted. In the first quarter of fiscal year 2012, we completed our impairment test on our intangible assets with indefinite useful life and concluded that no further impairment existed. A one percent increase or decrease in the discount rate used in the valuation would have resulted in changes in the fair value of $(8.5) million and $10.3 million, respectively. In September 2011, the FASB issued ASU 2011-08, Guidance on Testing Goodwill for Impairment. ASU 2011-08 gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 will be effective for our fiscal year 2013 testing.

**INCOME TAXES.** Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized.

We believe that it is more likely than not that a portion of the deferred tax assets in various jurisdictions will not be realized, based on the scheduled reversal of deferred tax liabilities, the recent history of cumulative losses, and the insufficient evidence of projected future taxable income to overcome the loss history. We have provided a valuation allowance related to any benefits from income taxes resulting from the application of a statutory tax rate to the deferred tax assets. We continue to have net deferred tax assets (future tax benefits) in several jurisdictions which we expect to realize assuming, based on certain estimates and assumptions, sufficient taxable income can be generated to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, we may be required to reduce the value of the deferred tax assets resulting in additional tax expense.

The accounting rules require that we recognize in our financial statements, the impact of a tax position, if that position is "more likely than not" of being sustained on audit, based on the technical merits of the position. Any accruals for estimated interest and penalties would be recorded as a component of income tax expense.

To the extent that the provision for income taxes changed by 1% of income before income taxes, consolidated net income would change by $0.1 million in fiscal year 2012.

## Results of Operations

Historically, revenues and earnings may or may not be representative of future operating results due to various economic and other factors. The following table sets forth the Consolidated Statements of Operations for the periods indicated (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net sales | $ 984,833 | $ 1,018,488 | $ 736,335 |
| Operating costs and expenses: | | | |
| Cost of sales | 775,670 | 752,846 | 611,638 |
| Selling, general and administrative expenses | 111,564 | 104,607 | 86,085 |
| Research and development | 29,440 | 25,864 | 22,064 |
| Restructuring charges | 14,254 | 7,171 | 9,198 |
| Write down of long-lived assets | 15,786 | — | 656 |
| Net (gain) loss on sales and disposals of assets | 318 | (1,261) | (1,003) |
| Operating income | 37,801 | 129,261 | 7,697 |
| Interest income | (175) | (218) | (188) |
| Interest expense | 28,567 | 30,175 | 26,008 |
| (Gain) loss on early extinguishment of debt | — | 38,248 | (38,921) |
| Increase in value of warrant | — | — | 81,088 |
| Other (income) expense, net | 965 | (4,692) | 4,121 |
| Income (loss) before income taxes | 8,444 | 65,748 | (64,411) |
| Income tax expense | 1,752 | 2,704 | 5,036 |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |

## Comparison of Fiscal Year 2012 to Fiscal Year 2011

### Overview:

*Net sales:*

Net sales for fiscal year 2012 were $984.8 million, which represents a 3.3% decrease from fiscal year 2011 net sales of $1,018.5 million. Film and Electrolytic and Ceramic sales increased by $32.7 million and $3.3 million, respectively, while Tantalum net sales decreased $69.6 million. Capacitor unit sales volume for fiscal year 2012 decreased 7% as compared to fiscal year 2011. Average selling prices for capacitors increased 0.8% for fiscal year 2012 as compared to fiscal year 2011 primarily related to our ability to increase sales prices to partially offset increases in tantalum raw material cost and a favorable shift in product line mix. In addition, the Film and Electrolytic machinery division increased net sales by $28.8 million in fiscal year 2012 compared to fiscal year 2011.

In fiscal years 2012 and 2011, net sales by region were as follows (dollars in millions):

| | Fiscal Year 2012 | | | Fiscal Year 2011 | |
|---|---|---|---|---|---|
| | Net Sales | % of Total | | Net Sales | % of Total |
| Americas | $ 278.0 | 28% | Americas | $ 254.1 | 25% |
| APAC | 334.6 | 34% | APAC | 381.7 | 37% |
| EMEA | 372.2 | 38% | EMEA | 382.7 | 38% |
| | $ 984.8 | | | $ 1,018.5 | |

In fiscal years 2012 and 2011, the percentages of net sales by channel to total net sales were as follows:

| | Fiscal Year 2012 | Fiscal Year 2011 |
|---|---|---|
| Distributors | 42% | 50% |
| EMS | 15% | 14% |
| OEM | 43% | 36% |
| | 100% | 100% |

*Gross margin:*

Gross margin for the fiscal year ended March 31, 2012 decreased to 21.2% of net sales from 26.1% of net sales in the prior fiscal year. Several factors contributed to the decrease in gross margin percentage in fiscal year 2012. The primary contributor to the gross margin decline was a $61.4 million gross margin decrease in Tantalum for the fiscal year 2012 compared to fiscal year 2011. Despite our continued efforts to reduce costs through process engineering improvements and to pass raw material cost increases on to our customers, we were unable to completely offset the increase in raw material costs which resulted in a decrease in gross margin as a percentage of net sales. Partially offsetting this decrease was a $4.0 million gross margin increase related to Film and Electrolytic for fiscal year 2012 compared to fiscal year 2011. This improvement was primarily due to higher average selling prices, a favorable shift in product line mix as well as an increase in gross margin within Film and Electrolytic's machinery division.

*Selling, general and administrative expenses ("SG&A"):*

SG&A expenses were $111.6 million, or 11.3% of net sales for fiscal year 2012 compared to $104.6 million, or 10.3% of net sales for fiscal year 2011. The $7.0 million increase in SG&A expenses for fiscal year 2012 compared to fiscal year 2011 includes the following increases: $5.8 million related to ERP integration costs, $3.5 million in salary expense for merit increases and certain additional headcount, $1.7 million in acquisition related fees, $1.1 million primarily related to an information technology infrastructure upgrade, $1.0 million related to travel and $0.5 million in selling expenses. These increases were partially offset by a $6.9 million decrease in incentive compensation in fiscal year 2012 compared to fiscal year 2011.

*Restructuring charges:*

During fiscal year 2012, we incurred $14.3 million in restructuring charges compared to $7.2 million in restructuring charges in fiscal year 2011. The restructuring charges in fiscal year 2012 included termination benefits of $6.1 million related to facility closures in Italy that is expected to occur during fiscal year 2013 and $4.5 million to participate in a plan to save labor costs whereby a company may temporarily "lay off" employees while the government continues to pay their wages for a certain period of time. These charges are a continuation of our efforts to restructure manufacturing operations within Europe, primarily within Film and Electrolytic. Construction has commenced on a new manufacturing facility in Pontecchio, Italy, that will allow for the closure and consolidation of multiple manufacturing operations located in Italy. In addition, we incurred $1.7 million in personnel reduction costs primarily due to headcount reductions in the Mexican operations of Tantalum. In addition to these personnel reduction costs, we incurred manufacturing relocation costs of $1.9 million for relocation of equipment to China and Mexico.

The restructuring charges in fiscal year 2011 included $6.0 million in charges for the relocation of equipment to Mexico and China as well as relocation of the European distribution center, and

$1.2 million for reductions in workforce. The $1.2 million in personnel reduction costs related to the following: headcount reductions in Italy, $0.8 million; the closure of our Nantong, China plant expected to be completed in the third quarter of fiscal year 2013, $0.6 million; and $1.5 million related to the Company's initiative to reduce overhead within the Company as a whole and headcount reductions in Mexico. These personnel reduction charges were offset by a $1.7 million reversal of prior expenses primarily associated with the Cassia Integrazione Guadagni Straordinaria ("CIGS") plan as it was determined that only 107 employees were expected to participate in the program through October 2011. The agreements with the labor unions allowed the Company to place up to 260 workers, on a rotation basis, on the CIGS plan to save labor costs. CIGS is a temporary plan to save labor costs whereby a company may temporarily "lay off" employees while the government continues to pay their wages for a maximum of 36 months for the program. The employees who are in CIGS are not working, but are still employed by the Company. Only employees that are not classified as management or executive level personnel can participate in the CIGS program. Upon termination of the plan, the affected employees return to work.

*Research and development:*

Research and development expenses were $29.4 million, or 3.0% of net sales for fiscal year 2012, compared to $25.9 million, or 2.5% of net sales for fiscal year 2011. The 13.8% increase resulted from increased research and development activities to ensure that products are available to support KEMET's growth and to meet customers' needs. The growth in spending also reflects KEMET's increased focus on specialty product development which requires an increase in sampling, tooling, and testing.

*Write down of long-lived assets:*

During fiscal year 2012, we incurred impairment charges of $15.8 million related to Tantalum. Due to customer demands for lower ESR capacitors we evaluated the costs we would need to incur in order to modify a production line in Evora, Portugal to enable it to produce lower ESR capacitors. Based on this evaluation, we have idled equipment with a net carrying value of $15.8 million and plan to dispose of the equipment. The impairment amount of $15.8 million was the carrying amount of the equipment less the estimated scrap value net of disposal costs. The impairment charge is recorded on the Consolidated Statements of Operations line item "Write down of long-lived assets" in fiscal year 2012.

*Operating income:*

Operating income for fiscal year 2012 was $37.8 million compared to $129.3 million in the prior fiscal year. The decrease was primarily due to the $56.5 million decrease in gross margin in fiscal year 2012 as compared to fiscal year 2011 and we incurred a $15.8 million charge for the write down of long-lived assets located in our Portugal plant in fiscal year 2012. Additionally, when comparing fiscal year 2012 to fiscal year 2011, restructuring charges were $7.1 million higher, SG&A increased $7.0 million and research and development expenses increased $3.6 million. Also, during fiscal year 2011 a $1.3 million gain on disposal of assets was realized primarily related to the sale of an idle facility in the U.S. compared to a $0.3 million loss on sales and disposals of assets in fiscal year 2012.

*Other (income) expense, net:*

Other (income) expense, net was a net expense of $29.4 million in fiscal year 2012 compared to a net expense of $63.5 million in fiscal year 2011, a decrease of $34.1 million. The improvement is attributable to a $38.2 million non-cash loss recognized on the early extinguishment of debt in fiscal year 2011 compared to none in fiscal year 2012. Also, there was a $1.6 million decrease in interest expense in fiscal year 2012 as compared to fiscal year 2011. Offsetting these improvements was a $0.9 million increase in the loss on foreign currency translation in fiscal year 2012 as compared to a $2.9 million gain on foreign currency translation in fiscal year 2011. Additionally, a net gain of $2.0 million was recognized in fiscal year 2011 when we granted a supplier of tantalum powder, wire and related materials, a non-exclusive license, with a right to sublicense, concerning certain patents and patent applications.

*Income taxes:*

The effective income tax rate for fiscal year 2012 was 20.7%, resulting in an income tax expense of $1.8 million. This compares to an effective income tax rate of 4.1% for fiscal year 2011 that resulted in an income tax expense of $2.7 million. The fiscal year 2012 income tax expense is comprised of an income tax expense resulting from operations in certain foreign jurisdictions totaling $3.0 million and income tax benefits of $1.2 million primarily from an interest refund on prior U.S. federal tax payments. The $3.0 million income tax expense from foreign operations includes a $1.2 million expense related to uncertain tax positions in two foreign tax jurisdictions. No U.S. federal income tax benefit is recognized for the U.S. taxable loss for fiscal year 2012 due to a valuation allowance provided for U.S. net operating losses.

**Segment Review:**

The following table sets forth the operating income (loss) for each of our business segments for the fiscal years 2012 and 2011. The table also sets forth each of the segments' net sales as a percentage of total net sales, the net income (loss) components as a percentage of total net sales (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2012 | | March 31, 2011 | |
| | Amount | % to Total Sales | Amount | % to Total Sales |
| **Net sales** | | | | |
| Tantalum | $ 416,995 | 42.3% | $ 486,595 | 47.8% |
| Ceramic | 213,767 | 21.7% | 210,509 | 20.7% |
| Film and Electrolytic | 354,071 | 36.0% | 321,384 | 31.5% |
| Total | $ 984,833 | 100.0% | $ 1,018,488 | 100.0% |
| **Gross margin** | | | | |
| Tantalum | $ 85,875 | | $ 147,298 | |
| Ceramic | 68,763 | | 67,864 | |
| Film and Electrolytic | 54,525 | | 50,480 | |
| Total | 209,163 | 21.2% | 265,642 | 26.1% |
| **SG&A expenses** | | | | |
| Tantalum | 46,426 | | 45,275 | |
| Ceramic | 23,346 | | 23,845 | |
| Film and Electrolytic | 41,792 | | 35,487 | |
| Total | 111,564 | 11.3% | 104,607 | 10.3% |
| **R&D expenses** | | | | |
| Tantalum | 14,036 | | 12,678 | |
| Ceramic | 6,795 | | 6,362 | |
| Film and Electrolytic | 8,609 | | 6,824 | |
| Total | 29,440 | 3.0% | 25,864 | 2.5% |
| **Restructuring charges** | | | | |
| Tantalum | 950 | | 864 | |
| Ceramic | 211 | | 444 | |
| Film and Electrolytic | 13,093 | | 5,863 | |
| Total | 14,254 | 1.4% | 7,171 | 0.7% |
| **Write down of long-lived assets** | | | | |
| Tantalum | 15,786 | 1.6% | — | — |
| **(Gain) loss on sales and disposals of assets** | | | | |
| Tantalum | 269 | | 25 | |
| Ceramic | 69 | | (1,578) | |
| Film and Electrolytic | (20) | | 292 | |
| Total | 318 | — | (1,261) | (0.1)% |
| **Operating income (loss)** | | | | |
| Tantalum | 8,408 | | 88,456 | |
| Ceramic | 38,342 | | 38,791 | |
| Film and Electrolytic | (8,949) | | 2,014 | |
| Total | 37,801 | 3.8% | 129,261 | 12.7% |
| **Other (income) expense, net** | 29,357 | 3.0% | 63,513 | 6.2% |
| **Income before income taxes** | 8,444 | 0.9% | 65,748 | 6.5% |
| **Income tax expense** | 1,752 | 0.2% | 2,704 | 0.3% |
| **Net income** | $ 6,692 | 0.7% | $ 63,044 | 6.2% |

## Tantalum

The table sets forth Net sales, Gross margin, Gross margin as a percentage of net sales, Operating income and Operating income as a percentage of net sales for Tantalum for the fiscal years 2012 and 2011 (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2012 | | March 31, 2011 | |
| | Amount | % to Net Sales | Amount | % to Net Sales |
| Net sales | $ 416,995 | | $ 486,595 | |
| Gross margin | 85,875 | 20.6% | 147,298 | 30.3% |
| Operating income | 8,408 | 2.0% | 88,456 | 18.2% |

*Net sales*—Net sales decreased $69.6 million or 14.3% during fiscal year 2012, as compared to fiscal year 2011. Unit sales volume for fiscal year 2012 decreased 30.4% as compared to fiscal year 2011. Average selling prices increased 23.1% in fiscal year 2012 as compared to fiscal year 2011 primarily related to increases realized in tantalum raw material cost. The average selling price increase was primarily attributable to a favorable shift in product line mix. The decrease in revenue was primarily driven by a decrease in distributor unit sales volumes across all regions as shown in the following table:

| | Unit Sales Volumes as a % of Total Unit Sales | | Change in Units Sold |
|---|---|---|---|
| | 2012 | 2011 | |
| Americas | 17.9% | 20.6% | (39.6)% |
| EMEA | 30.8% | 27.8% | (22.8)% |
| APAC | 51.3% | 51.6% | (30.7)% |

*Gross margin*—Gross margin decreased $61.4 million during fiscal year 2012 as compared to fiscal year 2011. Gross margin as a percentage of Tantalum net sales decreased to 20.6% in fiscal year 2012 as compared to 30.3% in fiscal year 2011. Despite our continued efforts to reduce costs through process engineering improvements and to pass raw material cost increases on to our customers, we were unable to completely offset the increase in raw material costs which resulted in a decrease in gross margin as a percentage of Tantalum net sales. In addition, Blue Powder contributed an operating loss of $1.7 million as it has been running well below capacity. Blue Powder is planned to be running near capacity at the end of the first quarter of fiscal year 2013.

*Operating income*—Operating income for fiscal year 2012 was $8.4 million as compared to an operating income of $88.5 million for fiscal year 2011. The decline is attributable to the decrease in gross margin of $61.4 million when comparing the gross margin for fiscal year 2012 to fiscal year 2011 and a $15.8 million write down of long-lived assets that was recorded in fiscal year 2012 as compared to no write down in fiscal year 2011. This decrease was also attributable to an increase in research and development expenses of $1.4 million, an increase in SG&A expenses of $1.2 million, a $0.2 million increase on the loss on sales and disposals of assets and an increase in restructuring charges of $0.1 million during fiscal year 2012 as compared to fiscal year 2011.

## Ceramic

The table sets forth Net sales, Gross margin, Gross margin as a percentage of net sales, Operating income and Operating income as a percentage of net sales for Ceramic for the fiscal years 2012 and 2011 (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2012 | | March 31, 2011 | |
| | Amount | % to Net Sales | Amount | % to Net Sales |
| Net sales | $ 213,767 | | $ 210,509 | |
| Gross margin | 68,763 | 32.2% | 67,864 | 32.2% |
| Operating income | 38,342 | 17.9% | 38,791 | 18.4% |

*Net sales*—Net sales increased $3.3 million or 1.5% in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily attributable to a favorable shift in product line mix toward specialty products. The improvement in product line mix was partially offset by a decline in unit sales volume. Unit sales volume decreased 3.3% during fiscal year 2012 as compared to fiscal year 2011 due to declining market demand in Asia and Europe.

*Gross margin*—Gross margin increased $0.9 million during fiscal year 2012 as compared to fiscal year 2011. The increase in gross margin is due to favorable product line mix shifts which were partially offset by increases in costs and decreases in unit sales volume. Gross margin as a percentage of Ceramic net sales remained flat at 32.2% in both fiscal years 2012 and 2011.

*Operating income*—Operating income declined to $38.3 million in fiscal year 2012 from $38.8 million during fiscal year 2011. The $0.5 million decrease in operating income was comprised of a $0.4 million increase in research and development expenses in fiscal year 2012 compared to fiscal year 2011 and a $0.1 million loss on sale of assets in fiscal year 2012 compared to a gain of $1.6 million in fiscal year 2011. These were offset by a $0.9 million increase in gross margin, a $0.5 million decrease in SG&A expense, and a $0.2 million decrease in restructuring charges when comparing fiscal year 2012 to fiscal year 2011.

## Film and Electrolytic

The table sets forth Net sales, Gross margin, Gross margin as a percentage of net sales, Operating income (loss) and Operating income (loss) as a percentage of net sales for Film and Electrolytic for the fiscal years 2012 and 2011 (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2012 | | March 31, 2011 | |
| | Amount | % to Net Sales | Amount | % to Net Sales |
| Net sales | $ 354,071 | | $ 321,384 | |
| Gross margin | 54,525 | 15.4% | 50,480 | 15.7% |
| Operating income (loss) | (8,949) | (2.5)% | 2,014 | 0.6% |

*Net sales*—Net sales increased by $32.7 million or 10.2% in fiscal year 2012, as compared to fiscal year 2011. Capacitor average selling prices increased 23.8% at comparable exchange rates for fiscal year 2012 as compared to fiscal year 2011 due to a favorable shift in product line mix as well as certain product line price increases. Offsetting the increase in average selling prices, capacitor unit sales volume for fiscal year 2012 decreased 25.6% compared to fiscal year 2011. Capacitor sales were favorably impacted by a $11.6 million gain related to foreign exchange. The Film and Electrolytic machinery division increased net sales by $28.8 million in fiscal year 2012 compared fiscal year 2011.

The improvement in the Film and Electrolytic machinery division net sales is primarily due to an increase in unit sales volume as well as a $5.4 million benefit related to foreign exchange. The etched foil manufacturing operation acquired in June 2011 contributed $17.6 million of net sales.

*Gross margin*—Gross margin increased $4.0 million in fiscal year 2012 as compared to fiscal year 2011. The improvement in gross margin was primarily driven by the Film and Electrolytic machinery division's increase in net sales, higher average selling prices for capacitors and a favorable shift in product line mix. These improvements were offset by $2.0 million in plant start-up costs incurred in fiscal year 2012 compared to none in fiscal year 2011 and a decrease in capacitor unit sales volume.

*Operating income (loss)*—Operating loss was $8.9 million in fiscal year 2012, as compared to $2.0 million of operating income in fiscal year 2011. The decrease in operating income of $11.0 million was attributable primarily to a $7.2 million increase in restructuring charges, a $6.3 million increase in SG&A expenses and a $1.8 million increase in research and development expenses in fiscal year 2012 as compared to fiscal year 2011. These expense increases were partly offset by a $4.0 million increase in gross margin in fiscal year 2012 compared to fiscal year 2011 and no loss on sales and disposals of assets in fiscal year 2012 compared to a loss of $0.3 million in fiscal year 2011.

**Comparison of Fiscal Year 2011 to Fiscal Year 2010**

**Overview:**

*Net sales:*

Net sales for fiscal year 2011 were $1,018.5 million, which represents a 38.3% increase from fiscal year 2010 net sales of $736.3 million. Tantalum, Ceramic and Film and Electrolytic sales increased by $142.8 million, $39.4 million and $100.0 million, respectively. Unit sales volume for fiscal year 2011 increased 12.6% as compared to fiscal year 2010. Unit sales volume and revenue were positively affected by the global economic recovery which resulted in an increase in demand for capacitors. Average selling prices increased 22.8% for fiscal year 2011 as compared to fiscal year 2010 primarily due to a positive region mix shift to the Americas and EMEA and we increased prices to offset the increase in raw material prices. Improving economic conditions led to higher sales in the first three quarters of fiscal year 2011.

In fiscal years 2011 and 2010, net sales by region were as follows (dollars in millions):

| | Fiscal Year 2011 | | | Fiscal Year 2010 | |
|---|---|---|---|---|---|
| | Net Sales | % of Total | | Net Sales | % of Total |
| Americas | $ 254.1 | 25% | Americas | $ 180.1 | 24% |
| APAC | 381.7 | 37% | APAC | 285.0 | 39% |
| EMEA | 382.7 | 38% | EMEA | 271.2 | 37% |
| | $ 1,018.5 | | | $ 736.3 | |

In fiscal years 2011 and 2010, the percentages of net sales by channel to total net sales were as follows:

| | Fiscal Year 2011 | Fiscal Year 2010 |
|---|---|---|
| Distributors | 50% | 48% |
| EMS | 14% | 15% |
| OEM | 36% | 37% |
| | 100% | 100% |

*Gross margin:*

Gross margin for the fiscal year ended March 31, 2011 increased to 26.1% of net sales from 16.9% of net sales in the prior fiscal year. Several factors contributed to the increase in gross margin percentage in fiscal year 2011. The primary contributor to the higher gross margin was the increase in unit sales volume and overall average selling prices. During the remainder of this restructuring effort, we expect to spend between $28 million to $33 million, primarily in our Film and Electrolytic Business Group. We anticipate that benefits from the restructuring efforts will continue to grow during fiscal years 2013 and 2014.

*Selling, general and administrative expenses ("SG&A"):*

SG&A expenses were $104.6 million, or 10.3% of net sales for fiscal year 2011 compared to $86.1 million, or 11.7% of net sales for fiscal year 2010. The $18.5 million increase in SG&A expenses for fiscal year 2011 compared to fiscal year 2010 includes the following increases: $8.0 million in selling expenses consistent with the increase in sales, $5.1 million related to incentive accruals, $2.6 million related to marketing expenses, $1.9 million related to ERP integration costs and $1.5 million in debt and stock registration related fees. These higher expenses were offset by a decrease in expenses associated with the cancellation of an incentive plan of $0.9 million which was incurred in the second quarter of fiscal year 2010 and a $1.8 million decrease in depreciation in fiscal year 2011 compared to fiscal year 2010.

*Restructuring charges:*

During fiscal year 2011, we incurred $7.2 million in restructuring charges compared to $9.2 million in restructuring charges in fiscal year 2010. The restructuring charges in fiscal year 2011 included $6.0 million in charges for the relocation of equipment to Mexico and China as well as relocation of the European distribution center, and $1.2 million for reductions in workforce. The $1.2 million in personnel reduction costs related to the following: headcount reductions in Italy, $0.8 million; the closure of our Nantong, China plant, $0.6 million; and $1.5 million related to the Company's initiative to reduce overhead within the Company as a whole and headcount reductions in Mexico. These personnel reduction charges were offset by a $1.7 million reversal of prior expenses primarily associated with the CIGS plan as it was determined that only 107 employees are expected to participate in the program through October 2012. The agreements with the labor unions allowed the Company to place up to 260 workers, on a rotation basis, on the CIGS plan to save labor costs. During fiscal year 2010, we recognized charges of $9.2 million for reductions in workforce primarily associated with a headcount reduction of 32 employees in Portugal, a headcount reduction of 57 employees in Finland, and a headcount reduction of 85 employees in Italy. There were also headcount reductions at the executive level related to our initiative to reduce overhead within the Company as a whole. In addition to the headcount reduction in Portugal, management incurred charges related to the relocation of equipment from Portugal to Mexico. Machinery not used for production in Portugal and not relocated to Mexico was disposed of and as such the Company recorded an impairment charge of $0.7 million to write down the equipment to scrap value. Overall, we incurred charges of $1.6 million related to the relocation of equipment to Mexico from Portugal and various other locations.

*Research and development:*

Research and development expenses were $25.9 million, or 2.5% of net sales for fiscal year 2011, compared to $22.1 million, or 3.0% of net sales for fiscal year 2010. The 17.2% increase resulted from increased activities to ensure that products are available to support KEMET's growth and to meet customers' needs. The growth in spending also reflects KEMET's increased focus on specialty product development which requires an increase in sampling, tooling, and testing.

*Operating income:*

Operating income for fiscal year 2011 was $129.3 million compared to $7.7 million in the prior fiscal year. Increased average selling prices and volume led to a gross margin increase of $140.9 million in fiscal year 2011 as compared to fiscal year 2010. Additionally, in fiscal year 2011 compared to fiscal year 2010, restructuring charges were $2.0 million lower, gain on disposal of assets improved $0.2 million and write down of long lived assets improved $0.7 million. These favorable items were offset by a $22.3 million increase in operating expenses in fiscal year 2011 compared to fiscal year 2010.

*Other (income) expense, net:*

Other (income) expense, net was $63.5 million in fiscal year 2011 compared to $72.1 million in fiscal year 2010, a decrease of $8.6 million. The improvement was primarily attributable to the Platinum Warrant no longer being marked to market in fiscal year 2011 compared to a non-cash $81.1 million charge related to the increase in value of the Platinum Warrant in fiscal year 2010. In addition, we granted a supplier of tantalum powder and wire and related materials, a non-exclusive license, with a right to sublicense, concerning certain patents and patent applications which resulted in a net gain of $2.0 million in fiscal year 2011. Also, there was a gain on foreign currency translation of $(2.9) million in fiscal year 2011 as compared to a $4.1 million loss on foreign currency translation in fiscal year 2010, primarily due to the change in the value of the Euro compared to the dollar. These items were offset by a $38.2 million non-cash loss recognized on the early extinguishment of debt in fiscal year 2011 compared to a $38.9 million non-cash gain recognized on the early extinguishment of debt in fiscal year 2010. Also offsetting the favorable items was a $4.1 million increase in net interest expense in fiscal year 2011 compared with fiscal year 2010 primarily related to the restructuring of our debt to the 10.5% Senior Notes.

*Income taxes:*

The effective income tax rate for fiscal year 2011 was 4.1%, resulting in an income tax expense of $2.7 million. This compares to an effective income tax rate of (7.8)% for fiscal year 2010 that resulted in an income tax expense of $5.0 million. The fiscal year 2011 income tax expense is primarily comprised of an income tax expense resulting from operations in certain foreign jurisdictions totaling $2.5 million and state income tax expense of $0.2 million. The $2.5 million income tax expense from foreign operations includes a $4.4 million benefit from a net decrease in the valuation allowance reserve of certain foreign subsidiaries. No federal income tax expense is recognized for the U.S. taxable income for fiscal year 2011 due to the utilization of a portion of the federal net operating loss carryforward resulting in a partial release of the valuation allowance.

**Segment Review:**

The following table sets forth the operating income (loss) for each of our business segments for the fiscal years 2011 and 2010. The table also sets forth each of the segments' net sales as a percentage of total net sales, the net income (loss) components as a percentage of total net sales (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | | March 31, 2010 | |
| | Amount | % to Total Sales | Amount | % to Total Sales |
| **Net sales** | | | | |
| Tantalum | $ 486,595 | 47.8% | $ 343,797 | 46.7% |
| Ceramic | 210,509 | 20.7% | 171,153 | 23.2% |
| Film and Electrolytic | 321,384 | 31.6% | 221,385 | 30.1% |
| Total | $ 1,018,488 | 100.0% | $ 736,335 | 100.0% |
| **Gross margin** | | | | |
| Tantalum | $ 147,298 | | $ 77,882 | |
| Ceramic | 67,864 | | 50,490 | |
| Film and Electrolytic | 50,480 | | (3,675) | |
| Total | 265,642 | 26.1% | 124,697 | 16.9% |
| **SG&A expenses** | | | | |
| Tantalum | 45,275 | | 36,948 | |
| Ceramic | 23,845 | | 19,223 | |
| Film and Electrolytic | 35,487 | | 29,914 | |
| Total | 104,607 | 10.3% | 86,085 | 11.7% |
| **R&D expenses** | | | | |
| Tantalum | 12,678 | | 11,139 | |
| Ceramic | 6,362 | | 6,167 | |
| Film and Electrolytic | 6,824 | | 4,758 | |
| Total | 25,864 | 2.5% | 22,064 | 3.0% |
| **Restructuring charges** | | | | |
| Tantalum | 864 | | 1,941 | |
| Ceramic | 444 | | 543 | |
| Film and Electrolytic | 5,863 | | 6,714 | |
| Total | 7,171 | 0.7% | 9,198 | 1.2% |
| **Write down of long-lived assets** | | | | |
| Tantalum | — | — | 656 | — |
| **(Gain) loss on sales and disposals of assets** | | | | |
| Tantalum | 25 | | (1,226) | |
| Ceramic | (1,578) | | 183 | |
| Film and Electrolytic | 292 | | 40 | |
| Total | (1,261) | (0.1)% | (1,003) | (0.1)% |
| **Operating income (loss)** | | | | |
| Tantalum | 88,456 | | 28,424 | |
| Ceramic | 38,791 | | 24,374 | |
| Film and Electrolytic | 2,014 | | (45,101) | |
| Total | 129,261 | 12.7% | 7,697 | 1.0% |
| **Other (income) expense, net** | 63,513 | 6.2% | 72,108 | 9.8% |
| **Income (loss) before income taxes** | 65,748 | 6.5% | (64,411) | (8.7)% |
| **Income tax expense** | 2,704 | 0.3% | 5,036 | 0.7% |
| **Net income (loss)** | $ 63,044 | 6.2% | $ (69,447) | (9.4)% |

**Tantalum**

The table sets forth Net sales, Gross margin, Gross margin as a percentage of net sales, Operating income and Operating income as a percentage of net sales for Tantalum for the fiscal years 2011 and 2010 (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | | March 31, 2010 | |
| | Amount | % to Net Sales | Amount | % to Net Sales |
| Net sales | $ 486,595 | | $ 343,797 | |
| Gross margin | 147,298 | 30.3% | 77,882 | 22.7% |
| Operating income | 88,456 | 18.2% | 28,424 | 8.3% |

*Net sales*—Net sales increased $142.8 million or 41.5% during fiscal year 2011, as compared to fiscal year 2010. Unit sales volume for fiscal year 2011 increased 11.5% as compared to fiscal year 2010. Average selling prices increased 26.9% in fiscal year 2011 as compared to fiscal year 2010. The increase in revenue was primarily driven by an increase in regional unit sales volumes in the Americas and EMEA as shown in the following table:

| | Unit Sales Volumes as a % of Total Unit Sales | | |
|---|---|---|---|
| | Fiscal Year 2011 | Fiscal Year 2010 | Change in Units Sold |
| Americas | 20.6% | 16.4% | 40.0% |
| EMEA | 27.8% | 25.4% | 21.8% |
| APAC | 51.6% | 58.1% | (1.1)% |

*Gross margin*—Gross margin increased $69.4 million during fiscal year 2011 as compared to fiscal year 2010. The primary contributors to the higher gross margin percentage were the increase in unit sales volume and average selling prices.

*Operating income*—Operating income for fiscal year 2011 was $88.5 million as compared to an operating income of $28.4 million for fiscal year 2010. Operating income was favorably impacted by a $69.4 million increase in gross margin, a $1.1 million decrease in restructuring costs, and a $0.7 million reduction in the write down of long-lived assets in fiscal year 2011 compared to fiscal year 2010. These improvements were offset by a $9.9 million increase in operating expenses in fiscal year 2011 compared to fiscal year 2010 as well as a decrease of $1.3 million primarily related to the receipt of $1.5 million in fiscal year 2011 that was held in escrow related to the fiscal year 2010 sale of wet tantalum capacitors.

### Ceramic

The table sets forth Net sales, Gross margin, Gross margin as a percentage of net sales, Operating income and Operating income as a percentage of net sales for Ceramic for the fiscal years 2011 and 2010 (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | | March 31, 2010 | |
| | Amount | % to Net Sales | Amount | % to Net Sales |
| Net sales | $ 210,509 | | $ 171,153 | |
| Gross margin | 67,864 | 32.2% | 50,490 | 29.5% |
| Operating income | 38,791 | 18.4% | 24,374 | 14.2% |

*Net sales*—Net sales increased $39.4 million or 23.0% during fiscal year 2011, as compared to fiscal year 2010. The increase was primarily attributable to higher unit sales volumes and average selling prices. Unit sales volume increased 12.2% during fiscal year 2011, as compared to fiscal year 2010 due to strong market demand across all regions. Average selling prices increased 9.2% due primarily to region mix improvements over fiscal year 2010. The increase in revenue was primarily driven by an increase in regional unit sales volume in EMEA and Americas as shown in the following table:

| | Unit Sales Volumes as a % of Total Unit Sales | | |
|---|---|---|---|
| | Fiscal Year 2011 | Fiscal Year 2010 | Change in Units Sold |
| Americas | 32.1% | 33.1% | 8.6% |
| EMEA | 34.3% | 27.3% | 41.2% |
| APAC | 33.5% | 39.6% | (5.2)% |

*Gross margin*—Gross margin increased $17.4 million during fiscal year 2011 as compared to fiscal year 2010. The improvement in gross margin can be attributed primarily to higher unit sales volume and higher average selling prices.

*Operating income*—Operating income improved to $38.8 million in fiscal year 2011 from $24.4 million during fiscal year 2010. The $14.4 million increase in operating income was attributable to the $17.4 million increase in gross margin as well as the gain on sales and disposals of assets of $1.6 million related to the sale of an idle U.S. facility in fiscal year 2011 compared to the $0.2 million loss on sales and disposals of assets in fiscal year 2010. These improvements were offset by a $4.8 million increase in operating expenses during fiscal year 2011 as compared to fiscal year 2010.

### Film and Electrolytic

The table sets forth Net sales, Gross margin, Gross margin as a percentage of net sales, Operating income (loss) and Operating income (loss) as a percentage of net sales for Film and Electrolytic for the fiscal years 2011 and 2010 (amounts in thousands, except percentages):

| | For the Fiscal Years Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | | March 31, 2010 | |
| | Amount | % to Net Sales | Amount | % to Net Sales |
| Net sales | $ 321,384 | | $ 221,385 | |
| Gross margin | 50,480 | 15.7% | (3,675) | (1.7)% |
| Operating income (loss) | 2,014 | 0.6% | (45,101) | (20.4)% |

*Net sales*—Net sales increased by $100.0 million or 45.2% in fiscal year 2011, as compared to fiscal year 2010. Unit sales volume for the fiscal year 2011 increased 27.6% as compared to fiscal year 2010. Average selling prices increased 13.8% for fiscal year 2011 as compared to fiscal year 2010. The net sales increase relates to an increase in the automotive and industrial customer base across all regions, particularly by EMEA and APAC. Our increase in average selling prices was partially attributed to our effort to expand into alternative and energy saving products.

*Gross margin*—Gross margin increased $54.2 million during fiscal year 2011 as compared to fiscal year 2010. The increase was due to both improved average selling prices across all regions and product lines and increased unit sales volume. The manufacturing restructuring plan is ongoing with benefits expected beginning in fiscal year 2012.

*Operating income (loss)*—Operating income was $2.0 million in fiscal year 2011, compared to a $45.1 million operating loss in fiscal year 2010. The improvement in operating income of $47.1 million was attributable primarily to the $54.2 million improvement in gross margin as well as the $0.9 million decrease in restructuring charges. These increases were offset by a $7.6 million increase in operating expenses and a $0.3 million increase in loss on sales and disposals of assets.

*Outlook*

Looking out to the first quarter of fiscal year 2013, we anticipate an increase in net sales in a range of 3% to 5% and an improvement in gross margin in a range of 2% to 4% when compared to the fourth quarter of fiscal year 2012.

**Liquidity and Capital Resources**

Our liquidity needs arise from working capital requirements, acquisitions, capital expenditures, principal and interest payments on debt, and costs associated with the implementation of our restructuring plan. Historically, these cash needs have been met by cash flows from operations, borrowings under credit agreements and existing cash and cash equivalents balances.

*Issuance of 10.5% Senior Notes*

On May 5, 2010, we completed the issuance of our 10.5% Senior Notes with an aggregate principal amount of $230.0 million which resulted in net proceeds to the Company of $222.2 million. The Company used a portion of the proceeds to repay all of its outstanding indebtedness under the Company's credit facility with K Financing, LLC, the Company's €60 million credit facility and €35 million credit facility with UniCredit Corporate Banking S.p.A. ("UniCredit") and the Company's term loan with a subsidiary of Vishay Intertechnology, Inc. ("Vishay") and used a portion of the remaining proceeds to fund a previously announced tender offer to purchase $40.5 million in aggregate principal amount of the Company's 2.25% Convertible Senior Notes (the "Convertible Notes") and to pay costs incurred in connection with the issuance, the tender offer and the foregoing repayments.

The 10.5% Senior Notes were issued pursuant to a 10.5% Senior Notes Indenture, dated as of May 5, 2010, by and among us, our domestic restricted subsidiaries (the "Guarantors") and Wilmington Trust Company, as trustee (the "Trustee"). The 10.5% Senior Notes will mature on May 1, 2018, and bear interest at a stated rate of 10.5% per annum, payable semi-annually in cash in arrears on May 1 and November 1 of each year, beginning on November 1, 2010. The 10.5% Senior Notes are our senior obligations and are guaranteed by each of the Guarantors and secured by a first priority lien on 51% of the capital stock of certain of our foreign restricted subsidiaries.

The terms of the 10.5% Senior Notes Indenture, among other things, limit our ability and the ability of our restricted subsidiaries to (i) incur additional indebtedness or issue certain preferred stock; (ii) pay dividends on, or make distributions in respect of, our capital stock or repurchase our capital stock; (iii) make certain investments or other restricted payments; (iv) sell certain assets; (v) create liens or use assets as security in other transactions; (vi) enter into sale and leaseback transactions; (vii) merge, consolidate or transfer or dispose of substantially all assets; (viii) engage in certain transactions with affiliates; and (ix) designate subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important limitations and exceptions that are described in the 10.5% Senior Notes Indenture.

The 10.5% Senior Notes are redeemable, in whole or in part, at any time on or after May 1, 2014, at the redemption prices specified in the 10.5% Senior Notes Indenture. At any time prior to May 1, 2013, we may redeem up to 35% of the aggregate principal amount of the 10.5% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 110.5% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to May 1, 2014, we may redeem the 10.5% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 10.5% Senior Notes so redeemed, plus a "make whole" premium and together with accrued and unpaid interest, if any, to the redemption date.

Upon the occurrence of a change of control triggering event specified in the 10.5% Senior Notes Indenture, we must offer to purchase the 10.5% Senior Notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The 10.5% Senior Notes Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the 10.5% Senior Notes Indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. The 10.5% Senior Notes Indenture also provides for events of default with respect to the collateral, which include default in the performance of (or repudiation, disaffirmation or judgment of unenforceability or assertion of unenforceability) by us or a Guarantor with respect to the provision of security documents under the 10.5% Senior Notes Indenture. These events of default are subject to a number of important qualifications, limitations and exceptions that are described in the 10.5% Senior Notes Indenture. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding 10.5% Senior Notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the 10.5% Senior Notes to be due and payable.

On April 3, 2012, we completed the sale of $15.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee.

On March 27, 2012, we completed the sale of $110.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee. Upon the completion of these transactions, we had $355.0 million aggregate principal amount of the 10.5% Senior Notes due 2018 outstanding.

*Revolving Line of Credit*

On September 30, 2010, KEMET Electronics Corporation ("KEC") and KEMET Electronics Marketing (S) Pte Ltd. ("KEMET Singapore") (each a "Borrower" and, collectively, the "Borrowers") entered into a Loan and Security Agreement (the "Loan and Security Agreement"), with Bank of America, N.A, as the administrative agent and the initial lender. The Loan and Security Agreement provides a $50 million revolving line of credit, which is bifurcated into a U.S. facility (for which KEC is the Borrower) and a Singapore facility (for which KEMET Singapore is the Borrower). The size of the U.S. facility and the Singapore facility can fluctuate as long as the Singapore facility does not exceed $30 million and the total facility does not exceed $50 million. A portion of the U.S. facility and the Singapore facility can be used to issue letters of credit. The Loan and Security Agreement expires on September 30, 2014.

Revolving loans may be used to pay fees and transaction expenses associated with the closing of the credit facilities, to pay obligations outstanding under the Loan and Security Agreement and for working capital and other lawful corporate purposes of KEC and KEMET Singapore. Borrowings under the U.S. and Singapore facilities are subject to a borrowing base. The borrowing base consists of:

- in the case of the U.S. facility, (A) 85% of KEC's accounts receivable that satisfy certain eligibility criteria plus (B) the lesser of $4 million and 40% of the net book value of inventory of KEC that satisfy certain eligibility criteria plus (C) the lesser of $6 million and 80% of the net orderly liquidation percentage of the appraised value of equipment that satisfies certain eligibility criteria less (D) certain reserves, including certain reserves imposed by the administrative agent in its permitted discretion; and
- in the case of the Singapore facility, (A) 85% of KEMET Singapore's accounts receivable that satisfy certain eligibility criteria less (B) certain reserves, including certain reserves imposed by the administrative agent in its permitted discretion.

Interest is payable on borrowings monthly at a rate equal to the London Interbank Offer Rate ("LIBOR") or the base rate, plus an applicable margin, as selected by the Borrower. Depending upon the fixed charge coverage ratio of KEMET Corporation and its subsidiaries on a consolidated basis as of the latest test date, the applicable margin under the U.S. facility varies between 3.00% and 3.50% for LIBOR advances and 2.00% and 2.50% for base rate advances, and under the Singapore facility varies between 3.25% and 3.75% for LIBOR advances and 2.25% and 2.75% for base rate advances.

The base rate is subject to a floor that is 100 basis points above LIBOR.

An unused line fee is payable monthly in an amount equal to 0.75% per annum of the average daily unused portion of the facilities during any month; provided, that such percentage rate is reduced to (a) 0.50% per annum for any month in which the average daily balance of the facilities is greater than 33.3% of the total revolving commitment and less than 66.6% of the total revolving commitment, and (b) 0.375% per annum for any month in which the average daily balance of the facilities is greater than or equal to 66.6% of the total revolving commitment. A customary fee is also payable to the administrative agent on a quarterly basis.

KEC's ability to draw funds under the U.S. facility and KEMET Singapore's ability to draw funds under the Singapore facility are conditioned upon, among other matters:

- the absence of the existence of a Material Adverse Effect (as defined in the Loan and Security Agreement);
- the absence of the existence of a default or an event of default under the Loan and Security Agreement; and
- the representations and warranties made by KEC and KEMET Singapore in the Loan and Security Agreement continuing to be correct in all material respects.

The parent corporation of KEC—KEMET Corporation—and the Guarantors guarantee the U.S. facility obligations and the U.S. facility obligations are secured by a lien on substantially all of the assets of KEC and the Guarantors (other than assets that secure the 10.5% Senior Notes). The collection accounts of the Borrowers and Guarantors are subject to a daily sweep into a concentration account and the concentration account will become subject to full cash dominion in favor of the administrative agent (i) upon an event of default, (ii) if for five consecutive business days, aggregate availability of all facilities has been less than the greater of (A) 15% of the aggregate revolver commitments at such time and (B) $7.5 million, or (iii) if for five consecutive business days, availability of the U.S. facility has been less than $3.75 million (each such event, a "Cash Dominion Trigger Event").

KEC and the Guarantors guarantee the Singapore facility obligations. In addition to the assets that secure the U.S. facility, the Singapore obligations are also secured by a pledge of 100% of the stock of KEMET Singapore and a security interest in substantially all of KEMET Singapore's assets. As required by the Loan and Security Agreement, KEMET Singapore's bank accounts were transferred over to Bank of America and upon a Cash Dominion Trigger Event (as defined in the Loan and Security Agreement) will become subject to full cash dominion in favor of the administrative agent.

A fixed charge coverage ratio of at least 1.1:1.0 must be maintained as of the last day of each fiscal quarter ending immediately prior to or during any period in which any of the following occurs and is continuing until none of the following occurs for a period of at least forty-five consecutive days: (i) an event of default, (ii) aggregate availability of all facilities has been less than the greater of (A) 15% of the aggregate revolver commitments at such time and (B) $7.5 million, or (iii) availability of the U.S. facility has been less than $3.75 million. The fixed charge coverage ratio tests the EBITDA and fixed charges of KEMET Corporation and its subsidiaries on a consolidated basis.

In addition, the Loan and Security Agreement includes various covenants that, subject to exceptions, limit the ability of KEMET Corporation and its direct and indirect subsidiaries to, among other things: incur additional indebtedness; create liens on assets; make capital expenditures; engage in mergers, consolidations, liquidations and dissolutions; sell assets (including pursuant to sale leaseback transactions); pay dividends and distributions on or repurchase capital stock; make investments (including acquisitions), loans, or advances; prepay certain junior indebtedness; engage in certain transactions with affiliates; enter into restrictive agreements; amend material agreements governing certain junior indebtedness; and change its lines of business.

The Loan and Security Agreement includes certain customary representations and warranties, affirmative covenants and events of default, which are set forth in more detail in the Loan and Security Agreement.

As of March 31, 2012, there were no borrowings against the Loan and Security Agreement.

*Short Term Liquidity*

Cash and cash equivalents totaled $210.5 million as of March 31, 2012, an increase of $58.5 million as compared to $152.1 million as of March 31, 2011. Our net working capital (current assets less current liabilities) as of March 31, 2012 was $398.6 million compared to $316.6 million of net working capital as of March 31, 2011. Cash and cash equivalents held by our foreign subsidiaries totaled $24.4 million and $26.3 million at March 31, 2012 and March 31, 2011, respectively. Our operating income outside the U.S. is deemed to be permanently reinvested in foreign jurisdictions. As a result, we currently do not intend nor foresee a need to repatriate cash and cash equivalents held by foreign subsidiaries. If these funds are needed in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. Based on our current operating plans we believe that cash generated from operations, domestic cash and cash equivalents and cash from the revolving line of credit will continue to be sufficient to cover our operating requirements for the next twelve months, including $35.9 million of interest payments, expected capital expenditures in the range of $50 million to $60 million, deferred acquisition payments of $66.4 million, and $2.0 million in debt principal payments.

Our cash and cash equivalents increased by $58.5 million for the year ended March 31, 2012, and $72.9 million for the year ended March 31, 2011 and $40.0 million for the year ended March 31, 2010 as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net cash provided by operating activities | $ 80,730 | $ 113,968 | $ 54,620 |
| Net cash used in investing activities | (91,853) | (29,564) | (11,421) |
| Net cash provided by (used in) financing activities | 70,292 | (13,338) | (2,912) |
| Effects of foreign currency fluctuations on cash | (699) | 1,786 | (292) |
| Net increase in cash and cash equivalents | $ 58,470 | $ 72,852 | $ 39,995 |

*Fiscal Year 2012 compared to Fiscal Year 2011*

*Operations:*

Cash provided by operating activities decreased to $80.7 million in the fiscal year 2012 compared to $114.0 million in fiscal year 2011. This decrease was primarily a result of a $84.8 million decrease in cash flows related to operations (net income adjusted for the change in: loss on early extinguishment of debt, write down of long-lived assets, depreciation and amortization, deferred income taxes, net gain/loss on sales and disposals of assets, amortization of debt discounts and debt issuance costs, stock-based compensation, pension and other post-retirement benefits and other non-cash changes to net income) for fiscal year 2012 compared to fiscal year 2011.

In addition, we used $32.5 million by decreasing our operating liabilities (primarily accounts payable) in fiscal year 2012 as compared to generating $32.4 million by increasing operating liabilities in fiscal year 2011. Offsetting these increases in the use of cash in fiscal year 2012, we generated $47.3 million due to a decrease in accounts receivable and $5.4 million by decreasing inventories. In fiscal year 2011, we used $48.8 million due to increases in inventories. Raw material inventories increased $14.0 million in fiscal year 2011 primarily due to price increases in Tantalum raw materials as well as an increase in the volume of raw materials. The increase in raw material quantities was driven by increased sales levels and accelerated purchases of raw materials that were expected to increase in price. Work in process and finished goods increased $37.5 million in fiscal year 2011 as a result of the increase in sales and demand for our products, and an increase in raw material prices. Also in fiscal year 2011, we used $15.4 million related to an increase in accounts receivable due to increasing sales.

*Investing*

Cash used in investing activities increased $62.3 million in fiscal year 2012 compared to fiscal year 2011. Cash used for acquisitions in fiscal year 2012 totaled $42.6 million for the acquisitions of Blue Powder and KEMET Foil. Capital expenditures increased $14.3 million in fiscal year 2012 compared to fiscal year 2011, the primary increase related to vertical integration efforts and new products to meet customer expectations. In fiscal year 2011, we received $5.4 million in proceeds from the sale of assets compared to $0.1 million of proceeds from the sale of assets during fiscal year 2012.

*Financing*

Cash provided by financing activities increased $83.6 million in fiscal year 2012 as compared to fiscal year 2011. In fiscal year 2012, proceeds from the issuance of debt resulted from the private placement of $110.0 million in aggregate principal amount of our 10.5% Senior Notes. Related to the issuance of 10.5% Senior Notes, we paid $2.3 million in debt issuance costs. Also in fiscal year 2012, we used $43.7 million for payments on both long-term and short-term debt, primarily related to the retirement of the 2.25% Convertible Senior Notes (the "Convertible Notes"). In fiscal year 2011, proceeds from the issuance of debt resulted from the private placement of $230.0 million in aggregate principal amount of our 10.5% Senior Notes due 2018. The proceeds of $182.5 million were used to repay all of the outstanding indebtedness under our credit facilities with K Financing, LLC, our EUR 60 million credit facility and EUR 35 million credit facility with UniCredit and our term loan with Vishay. We used $38.1 million to retire $40.5 million in aggregate principal amount of our Convertible Notes and $6.6 million to pay costs incurred in connection with the private placement, the tender offer and the foregoing repayments. We made a principal payment related to UniCredit Facility A on April 1, 2010 for EUR 7.7 million ($9.9 million).

**Commitments**

At March 31, 2012, we had contractual obligations in the form of non-cancelable operating leases and debt, including interest payments (see Note 2, "Debt" to our consolidated financial statements), European social security, pension benefits, other post-retirement benefits, inventory purchase obligations, fixed asset purchase obligations, acquisition related obligations, and construction obligations as follows (amounts in thousands):

| Contractual obligations(1) | Total | Year 1 | Years 2 - 3 | Years 4 - 5 | More than 5 years |
|---|---|---|---|---|---|
| Debt obligations | $ 343,792 | $ 1,951 | $ 1,841 | $ — | $ 340,000 |
| Interest obligations | 218,571 | 35,934 | 71,820 | 71,811 | 39,006 |
| Acquisition related obligations | 58,000 | 16,703 | 31,297 | 10,000 | — |
| Construction obligations | 26,753 | 19,322 | 7,431 | — | — |
| European social security | 1,453 | 1,453 | — | — | — |
| Employee separation liability | 17,877 | 668 | 2,671 | 534 | 14,004 |
| Pension and other post-retirement benefits(2) | 24,696 | 2,484 | 4,065 | 4,656 | 13,491 |
| Operating lease obligations | 26,546 | 9,941 | 11,361 | 3,757 | 1,487 |
| Purchase commitments | 17,754 | 17,004 | 750 | — | — |
| | $ 735,442 | $ 105,460 | $ 131,236 | $ 90,758 | $ 407,988 |

(1) The table above does not include payments under the pending investment in NT.

(2) Reflects expected benefit payments through 2021.

***Non-GAAP Financial Measures***

To complement our consolidated statements of operations and cash flows, we use non-GAAP financial measures of Adjusted operating income, Adjusted net income and Adjusted EBITDA. We believe that Adjusted operating income , Adjusted net income and Adjusted EBITDA are complements to U.S. GAAP amounts and such measures are useful to investors. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity.

Adjusted operating income is calculated as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Operating income | $ 37,801 | $ 129,261 | $ 7,697 |
| *Adjustments:* | | | |
| Write down of long-lived assets | 15,786 | — | 656 |
| Restructuring charges | 14,254 | 7,171 | 9,198 |
| ERP integration costs | 7,707 | 1,915 | — |
| Plant start-up costs | 3,574 | — | — |
| Stock-based compensation | 3,075 | 1,783 | 1,865 |
| Acquisitions related fees | 1,476 | — | — |
| (Gain) loss on sales and disposals of assets | 318 | (1,261) | (1,003) |
| Registration related fees | 281 | 1,531 | — |
| Inventory write downs | — | 2,991 | — |
| Cancellation of incentive plan | — | — | 1,161 |
| Write off of capitalized advisor fees | — | — | 413 |
| Adjusted operating income | $ 84,272 | $ 143,391 | $ 19,987 |

Adjusted net income is calculated as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |
| *Adjustments:* | | | |
| Write down of long-lived assets | 15,786 | — | 656 |
| Restructuring charges | 14,254 | 7,171 | 9,198 |
| Share-based compensation | 3,075 | 1,783 | 1,865 |
| ERP integration costs | 7,707 | 1,915 | — |
| Amortization included in interest expense | 3,599 | 4,930 | 13,392 |
| Plant start-up costs | 3,574 | — | — |
| Acquisition related fees | 1,476 | — | — |
| Net foreign exchange (gain) loss | 919 | (2,888) | 4,106 |
| (Gain) loss on sales and disposals of assets | 318 | (1,261) | (1,003) |
| Registration related fees | 281 | 1,531 | — |
| (Gain) loss on early extinguishment of debt | — | 38,248 | (38,921) |
| Inventory write downs | — | 2,991 | — |
| Gain on licensing of patents | — | (2,000) | — |
| Increase in value of warrant | — | — | 81,088 |
| Cancellation of incentive plan | — | — | 1,161 |
| Write off of capitalized advisor fees | — | — | 413 |
| Income tax effect of non-GAAP adjustments* | (3,203) | (1,256) | 65 |
| Adjusted net income | $ 54,478 | $ 114,208 | $ 2,573 |

* Includes the income tax affect of law changes related to the utilization of net operating loss carryforwards.

Adjusted EBITDA is calculated as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |
| *Adjustments:* | | | |
| Income tax expense | 1,752 | 2,704 | 5,036 |
| Interest expense, net | 28,392 | 29,957 | 25,820 |
| Depreciation and amortization | 44,124 | 52,932 | 52,644 |
| Write down of long-lived assets | 15,786 | — | 656 |
| Restructuring charges | 14,254 | 7,171 | 9,198 |
| ERP integration costs | 7,707 | 1,915 | — |
| Plant start-up costs | 3,574 | — | — |
| Stock-based compensation | 3,075 | 1,783 | 1,865 |
| Acquisition related fees | 1,476 | — | — |
| Net foreign exchange (gain) loss | 919 | (2,888) | 4,106 |
| (Gain) loss on sales and disposals of assets | 318 | (1,261) | (1,003) |
| Registration related fees | 281 | 1,531 | — |
| (Gain) loss on early extinguishment of debt | — | 38,248 | (38,921) |
| Inventory write downs | — | 2,991 | — |
| Gain on licensing of patents | — | (2,000) | — |
| Increase in value of warrant | — | — | 81,088 |
| Adjusted EBITDA | $ 128,350 | $ 196,127 | $ 71,042 |

Adjusted operating income represents operating income , excluding adjustments which are outlined in the quantitative reconciliation provided above. We use Adjusted operating income to facilitate our analysis and understanding of our business operations and believe that Adjusted operating income is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company. Adjusted operating income should not be considered as an alternative to operating income or any other performance measure derived in accordance with U.S. GAAP.

Adjusted net income represents net income (loss), excluding adjustments which are more specifically outlined in the quantitative reconciliation provided above. We use Adjusted net income to evaluate the Company's operating performance and believe that Adjusted net income is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company. Adjusted net income should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP.

Adjusted EBITDA represents net income (loss) before income tax expense, interest expense, net, and depreciation and amortization, adjusted to exclude write down of long-lived assets, restructuring charges, ERP integration costs, plant start-up costs, stock-based compensation expense, acquisition related fees, net foreign exchange gain/loss, gain/loss on sales and disposals of assets, registration related fees, gain/loss on the early extinguishment of debt, inventory write downs, gain on licensing of patents and increase in value of warrant. We present Adjusted EBITDA as a supplemental measure of our performance and ability to service debt. We also present Adjusted EBITDA because we believe such measure is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We believe Adjusted EBITDA is an appropriate supplemental measure of debt service capacity because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation and amortization are non-cash charges. The other items excluded from Adjusted EBITDA are excluded in order to better reflect our continuing operations.

In evaluating Adjusted EBITDA, one should be aware that in the future we may incur expenses similar to the adjustments noted above. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these types of adjustments. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our Adjusted EBITDA measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
- it does not reflect changes in, or cash requirements for, our working capital needs;
- it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our Adjusted EBITDA measure does not reflect any cash requirements for such replacements;
- it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;
- it does not reflect the impact of earnings or charges resulting from matters we consider not be indicative of our ongoing operations;
- it does not reflect limitations on or costs related to transferring earnings from our subsidiaries to us; and
- other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

**Recent Accounting Pronouncements**

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, Presentation of Comprehensive Income. ASU 2011-05 revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in Accounting Standards Codification ("ASC") 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income. ASU 2011-12 defers the requirement in ASU 2011-05 that companies present reclassification adjustments for each component of AOCI in both OCI and net income on the face of the financial statements. ASU 2011-12 requires companies to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclosed in the notes to the financial statements. ASU 2011-12 also defers the requirement to report reclassification adjustments in interim periods and requires companies to present only total comprehensive income in either a single continuous statement or two consecutive statements in interim periods. ASU 2011-05 and ASU 2011-12 will be effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011. The Company elected to early adopt this ASU as of March 31, 2012.

In September 2011, the FASB issued ASU 2011-08, Guidance on Testing Goodwill for Impairment. ASU 2011-08 gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 will be effective for fiscal and interim reporting periods within those years beginning after December 15, 2011. The adoption of this accounting standard will not have a material effect on the Company's consolidated financial statements.

There are currently no other accounting standards that have been issued that will have a significant impact on the Company's financial position, results of operations or cash flows upon adoption.

**Effect of Inflation**

Inflation generally affects us by increasing the cost of labor, equipment, and raw materials. We do not believe that inflation has had any material effect on our business over the past three fiscal years except for the following discussion in Commodity Price Risk.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

**Interest Rate Risk**

We are exposed to interest rate risk through our other borrowing activities, which had an outstanding balance as of March 31, 2012, of $3.8 million. This other debt has a variable interest rate and a 1% change in the interest rate would yield a $0.0 million change in interest expense.

**Foreign Currency Exchange Rate Risk**

Given our international operations and sales, we are exposed to movements in foreign exchange rates. Of these, the most significant are currently the Euro and the Mexican peso. A portion of our sales to our customers and operating costs in Europe are denominated in Euro creating an exposure to foreign currency exchange rates. Also, a portion of our costs in our Mexican operations are denominated in Mexican pesos, creating an exposure to foreign currency exchange rates. Additionally, certain of our non-U.S. subsidiaries make sales denominated in U.S. dollars which expose them to foreign currency transaction gains and losses. Historically, in order to minimize our exposure, we periodically entered into forward foreign exchange contracts in which the future cash flows were hedged against the U.S. dollar. The Company does not presently have in place any forward foreign exchange contracts, but does periodically evaluate the use of such contracts as a means of hedging its foreign exchange exposure.

**Commodity Price Risk**

In fiscal year 2012, we experienced significant raw material price fluctuations in the tantalum supply chain. We began the process of reducing the complexity and uncertainty of the tantalum raw material supply by vertically integrating our supply chain. The acquisition of Blue Powder, along with our ability to source and process conflict free tantalum ore, will allow us to achieve our vertical integration goal. Except for the processing of raw ore into potassium heptafluorotantalate, we now have the ability to manufacture the majority of our tantalum powder requirements.

Palladium is a precious metal used in the manufacture of multilayer ceramic capacitors and is mined primarily in Russia and South Africa. We continue to pursue ways to reduce palladium usage in ceramic capacitors in order to minimize the price risk. The amount of palladium that we require has generally been available in sufficient quantities, however the price of palladium is driven by the market which has shown significant price fluctuations. For instance, in fiscal year 2011 the price of palladium fluctuated between $563 and $833 per troy ounce. Price increases and the possibility of our inability to pass such increases on to our customers could have an adverse effect on profitability.

Silver and aluminum have generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our requirements. An increase in the price of silver and aluminum that we are unable to pass on to our customers, however, could have an adverse effect on our profitability.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to this item is submitted as a separate section of this Form 10-K. See Item 15.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES.

### Disclosure Controls and Procedures

As of March 31, 2012, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

### Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). Internal control over financial reporting is a process, designed by, or under the supervision of, an entity's principal executive and principal financial officers, and effected by an entity's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of the management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of its internal control over financial reporting based on the criteria set forth in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, as of March 31, 2012, the Company's management concluded that its internal control over financial reporting was effective. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2012 excluded KEMET Foil Manufacturing, LLC ("KEMET Foil"), which was acquired by the Company on June 13, 2011 and KEMET Blue Powder Corporation ("Blue Powder") which was acquired on February 21, 2012. KEMET Foil constituted 1.7% and 4.0% of total and net assets, respectively, as of March 31, 2012 and 1.8% of Net sales for the year ended March 31, 2012. Blue Powder constituted 8.4% and 22.4% of total and net assets, respectively, as of March 31, 2012 and 0.1% of Net sales for the year ended March 31, 2012. KEMET Foil and Blue Powder incurred net losses of $0.9 million and $1.7 million, respectively, for the year ended March 31, 2012. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

Ernst & Young LLP, our independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting, which is on page 76 of this annual report on Form 10-K.

**(d) Changes in Internal Control over Financial Reporting**

We are in the process of implementing Oracle EBS on a worldwide basis. This software implementation project has resulted in changes in our business processes and related internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Management will continue to monitor, evaluate and update the related processes and internal controls as necessary during the post implementation period to ensure adequate internal control over financial reporting.

Other than the change described above, there was no change in the Company's internal control over financial reporting during the fiscal quarter ended March 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION.**

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Other than the information under "Executive Officers" and "Other Key Employees" under Part I, Item 4A, the other information required by Item 10 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders meeting to be held on July 26, 2012 under the headings "Nominees for Board of Directors," "Continuing Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Information about the Board of Directors."

### ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on July 26, 2012 under the headings "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Outstanding Equity Awards at Fiscal Year-End Table," "Options Exercises and Stock Vested Table," "Pension Benefits Table," "Nonqualified Deferred Compensation Table," "Potential Payments Upon Termination or Change in Control Table," "Director Compensation Table," "Report of the Compensation Committee," and "Compensation Committee Interlocks and Insider Participation."

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on July 26, 2012 under the heading "Security Ownership", and from "Equity Compensation Plan Disclosure" in Item 5 hereof.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on July 26, 2012 under the headings "Review, Approval or Ratification of Transactions with Related Persons" and "Information about the Board of Directors."

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on July 26, 2012 under the heading "Audit and Non-Audit Fees."

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) (1) Financial Statements

The following financial statements are filed as a part of this report:

(a) (2) Financial Statement Schedules

Financial statement schedules are omitted because they are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

(a) (3) List of Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC:

2.1 Stock Purchase Agreement, dated as of February 2, 2012, by and among KEMET Corporation, Niotan Incorporated and Niotan Investment Holdings LLC (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated February 2, 2012)

2.2 Stock Purchase Agreement, dated as of March 12, 2012, by and among KEMET Electronics Corporation, NEC Corporation and NEC TOKIN Corporation (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 12, 2012)

3.1 Second Restated Certificate of Incorporation of the Company, as amended to date (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

3.2 Amended and Restated By-laws of KEMET Corporation, effective June 5, 2008 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 3, 2008)

4.1 Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Company's registration statement on Form S-3, filed with the SEC on October 21, 2010 (File No. 333-170073))

4.2 Registration Rights Agreement, dated as of November 1, 2006, by and among the Company, Credit Suisse Securities (USA) LLC, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 [Reg. No. 333-140943] filed on February 28, 2007)

4.3 Indenture, dated as of November 1, 2006, by and among the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 [Reg. No. 333-140943] filed on February 28, 2007)

4.4 Form of 2.25% Convertible Senior Note due 2026 (included in Exhibit 4.3)

4.5 Indenture, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 5, 2010)

4.6 Registration Rights Agreement, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated May 5, 2010)

4.7 Supplemental Indenture, dated as of August 10, 2011, among KEMET Foil Manufacturing LLC (f/k/a Cornell Dubilier Foil, LLC), KEMET Corporation, the other Guarantors named therein and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

4.8 Registration Rights Agreement, dated March 27, 2012, among KEMET Corporation, the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., as initial purchasers (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 22, 2012)

4.9 Registration Rights Agreement, dated April 3, 2012, among KEMET Corporation, the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., as initial purchasers (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 29, 2012)

4.10 Supplemental Indenture, dated April 17, 2012, among KEMET Corporation, the guarantors named therein and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated April 17, 2012)

10.1 Registration Agreement, dated as of December 21, 1990, by and among the Company and each of the investors and executives listed on the schedule of investors and executives attached thereto (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])

10.2 Form of Amendment No. 1 to Registration Agreement, dated as of April 28, 1994 (incorporated by reference to Exhibit 10.3.1 to the Company's Registration Statement on Form S-1 [Reg. No. 33-61898])

10.3 Services Agreement, dated as of December 21, 1990, as amended as of March 30, 1992, by and between the Company and KEMET Electronics Corporation (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])

10.4 Form of KEMET Electronics Corporation Distributor Agreement (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])

10.5 Form of KEMET Electronics Corporation Standard Order Acknowledgment, Quotation, and Volume Purchase Agreement (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])

10.6 Form of KEMET Electronics Corporation Product Warranty (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])

10.7 Amendment No. 1 to Stock Purchase and Sale Agreement, dated as of December 21, 1990. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit to the Agreement upon Request by the SEC (incorporated by reference to Exhibit 10.20.1 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])

10.8 Form of Deferred Compensation Plan for Key Managers effective as of January 1, 1995 (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended March 31, 1995)*

10.9 1995 Executive Stock Option Plan by and between the Company and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)*

10.10 Executive Bonus Plan by and between the Company and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)*

10.11 Amendment No. 2 to Services Agreement by and between the Company and KEMET Electronics Corporation (incorporated by reference to Exhibit 10.4.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)

10.12 Amendment No. 3 to Services Agreement dated as of January 1, 1996, by and between the Company and KEMET Electronics Corporation (incorporated by reference to Exhibit 10.4.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)

10.13 Amendment No. 4 to Services Agreement dated as of March 1, 1996, by and between the Company and KEMET Electronics Corporation (incorporated by reference to Exhibit 10.4.3 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)

10.14 1992 Key Employee Stock Option Plan (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009)*

10.15 Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000)*

10.16 1992 Executive Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 [Reg. No. 33-48056])*

10.17 2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 [Reg. No. 333-123308])*

10.18 Purchase Agreement, dated as of November 1, 2006, by and among the Company, Credit Suisse Securities (USA) LLC, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.01 to the Company's Registration Statement on Form S-3 [Reg. No. 333-140943] filed on February 28, 2007)

10.19 Amendment to the Compensation Plan of the Chief Executive Officer and other executive officers effective May 3, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated May 9, 2006)*

10.20 Amendment to the Compensation Plan of the Chief Executive Officer and other executive officers effective July 19, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated July 25, 2006)*

10.21 Amendment to the Compensation Plan of Chief Executive Officer and other executive officers effective March 28, 2007 (incorporated by reference to the Company's Current Report on Form 8-K dated April 3, 2007)*

10.22 Amendment to the Compensation Plan of the Chief Executive Officer and other executive officers effective May 8, 2007 (incorporated by reference to the Company's Current Report on Form 8-K dated May 14, 2007)*

10.23 Amendment to the Compensation Plan of the Chief Executive Officer and other executive officers effective May 16, 2007 (incorporated by reference to the Company's Current Report on Form 8-K dated May 23, 2007)*

10.24 Amendment to the Compensation Plan of the Chief Executive Officer and other executive officers dated May 5, 2008 (incorporated by reference to the Company's Current Report on Form 8-K dated May 5, 2008)*

10.25 Loan Agreement by Certified Private Agreement dated September 29, 2008 between UniCredit Corporate Banking S.p.A. and KEMET Corporation (English translation) (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 21, 2008)

10.26 Mortgage Deed dated September 29, 2008 between UniCredit Corporate Banking S.p.A. and Arcotronics Industries S.r.l. (English translation) (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 21, 2008)

10.27 Addendum dated April 3, 2009, to Mortgage Deed dated September 29, 2008 between UniCredit Corporate Banking S.p.A. and Arcotronics Industries S.r.l. (English translation) (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009)

10.28 Deed of Pledge of Stocks dated October 21, 2008 among UniCredit Corporate Banking S.p.A., KEMET Electronics Corporation and Arcotronics Italia S.p.A. (English translation) (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated October 21, 2008)

10.29 Deed of Pledge of Shares dated October 21, 2008 among UniCredit Corporate Banking S.p.A., Arcotronics Italia S.p.A. and Arcotronics Industries S.r.l. (English translation) (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K dated October 21, 2008)

10.30 Deed of Assignment of Credit for Guaranty Purposes dated October 21, 2008 among UniCredit Corporate Banking S.p.A., KEMET Corporation, KEMET Electronics Corporation, Arcotronics Italia S.p.A., Arcotronics Industries S.r.l., Arcotronics Hightech S.r.l. and Arcotronics Technologies S.r.l. (English translation) (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated October 21, 2008)

10.31 Letter of Extension Agreement dated April 3, 2009 to Credit Line Granted by UniCredit Corporate Banking S.p.A. to KEMET Corporation dated October, 2007 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009)

10.32 Loan Agreement, dated as of September 15, 2008 between KEMET Electronics Corporation and Vishay Intertechnology, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report Form 10-Q for the quarter ended September 30, 2008)

10.33 Pledge and Security Agreement, dated as of September 15, 2008 made by KEMET Electronics Corporation in favor of Vishay Intertechnology, Inc. (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008)

10.34 Asset Purchase Agreement, dated as of September 15, 2008, by and between KEMET Electronics Corporation and Siliconix Technology C.V. (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008)*

10.35 Summary of Non-Employee Director Compensation*

10.36 Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 22, 2009)*

10.37 Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (incorporated by reference to Exhibit (b)(1) filed with the Company's Amendment No. 3 to Schedule TO, filed on June 8, 2009)

10.38 Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (incorporated by reference to Exhibit (b)(2) filed with the Company's Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009)

10.39 Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 6, 2009)

10.40 Amendment Agreement to the Credit Line Agreement entered into on October 3, 2007 by and between UniCredit Corporate Banking S.p.A. and the Company, dated April 30, 2009 (incorporated by reference to Exhibit (d)(12) filed with the Company's Schedule TO, filed on June 15, 2009)

10.41 Amendment to the Credit Line Agreement entered into on October 3, 2007 as amended on April 30, 2009 and May 25, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated May 25, 2009 (incorporated by reference to Exhibit (d)(13) filed with the Company's Schedule TO, filed on June 15, 2009)

10.42 Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009 (incorporated by reference to Exhibit (d)(14) filed with the Company's Schedule TO, filed on June 15, 2009)

10.43 Commitment Letter to the Company by UniCredit Corporate Banking S.p.A., dated April 30, 2009 (incorporated by reference to Exhibit (d)(15) filed with the Company's Schedule TO, filed on June 15, 2009)

10.44 Amendment to the Loan Agreement by Certified Private Agreement entered into September 29, 2008 by and between UniCredit Corporate Banking S.p.A. and the Company, dated April 30, 2009 (English translation) (incorporated by reference to Exhibit (d)(16) filed with the Company's Schedule TO, filed on June 15, 2009)

10.45 Amendment to the Loan Agreement by Certified Private Agreement entered into September 29, 2008 as amended on April 30, 2009 by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009 (English translation) (incorporated by reference to Exhibit (d)(17) filed with the Company's Schedule TO, filed on June 15, 2009)

10.46 Amendment to the Loan Agreement by Certified Private Agreement entered into September 29, 2008 by and between UniCredit Corporate Banking S.p.A. and the Company, dated October 1, 2009 (English translation) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 30, 2009)

10.47 Amendment to the Compensation Plan of the Company's executive officers (incorporated by reference to the Company's Current Report on Form 8-K dated July 29, 2009)*

10.48 Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 30, 2009)

10.49 Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 30, 2009)

10.50 Corporate Advisory Services Agreement, dated June 30, 2009, between the Company and Platinum Equity Advisors, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 30, 2009)

10.51 Purchase Agreement, dated April 21, 2010, by and among the Company, certain subsidiary guarantors named therein and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 21, 2010)

10.52 Employment Agreement between the Company and Per Olof-Loof dated January 27, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 27, 2010)*

10.53 Amendment No. 1 to Employment Agreement between KEMET Corporation and Per Olof-Loof, dated March 28, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 28, 2012)*

10.54 Second Amended and Restated KEMET Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.56 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009)*

10.55 Loan and Security Agreement, dated as of September 30, 2010, by and among KEMET Electronics Corporation, KEMET Electronics Marketing (S) Pte Ltd., and Bank of America, N.A., as agent and Banc of America Securities LLC, as lead arranger and bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 30, 2010)

10.56 KEMET Executive Secured Benefit Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010)*

10.57 KEMET Corporation 2011 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 27, 2011)*

10.58 Form of Change in Control Severance Compensation Agreement entered into with executive officers of the Company*

10.59 Option Agreement, dated as of March 12, 2012, by and among NEC Corporation and KEMET Electronics Corporation (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated March 12, 2012)

10.60 Stockholders' Agreement, dated as of March 12, 2012, by and among KEMET Electronics Corporation, NEC Corporation and NEC TOKIN Corporation (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K dated March 12, 2012)

10.61 Form of Restricted Stock Unit Grant Agreement for Employees*

10.62 Form of Restricted Stock Unit Grant Agreement for Directors*

10.63 Amendment No. 1 to Loan and Security Agreement, Waiver and Consent, dated as of March 19, 2012, by and among KEMET Electronics Corporation, KEMET Electronics Marketing (S) Pte Ltd., the financial institutions party thereto as lenders and Bank of America, N.A., as agent

21.1 Subsidiaries of KEMET Corporation

23.1 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

23.2 Consent of Paumanok Publications, Inc

31.1 Certification of the Chief Executive Officer Pursuant to Section 302

31.2 Certification of the Chief Financial Officer Pursuant to Section 302

32.1 Certification of the Chief Executive Officer Pursuant to Section 906

32.2 Certification of the Chief Financial Officer Pursuant to Section 906

101 The following financial information from KEMET Corporation's Annual Report on Form 10-K for the year ended March 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at March 31, 2012, and March 31, 2011, (ii) Consolidated Statements of Income for the years ended March 31, 2012, 2011 and 2010, (iii) Consolidated Statements of Comprehensive Income for the years ended March 31, 2012, 2011 and 2010, (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended March 31, 2012, 2011 and 2010, (v) Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2011 and 2010 and (vi) the Notes to Condensed Consolidated Financial Statements, tagged as blocks of text

---

* Exhibit is a management contract or a compensatory plan or arrangement.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of KEMET Corporation

We have audited the accompanying consolidated balance sheets of KEMET Corporation and subsidiaries as of March 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KEMET Corporation and subsidiaries at March 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the three years ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KEMET Corporation's internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

May 18, 2012

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders of KEMET Corporation

We have audited KEMET Corporation and subsidiaries' internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). KEMET Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Managements' Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of KEMET Foil Manufacturing, LLC ("KEMET Foil") and KEMET Blue Powder Corporation ("Blue Powder"), which are included in the 2012 consolidated financial statements of KEMET Corporation and subsidiaries. KEMET Foil constituted 1.7% and 4.0% of total and net assets, respectively, as of March 31, 2012 and 1.8% of Net sales for the year then ended. Blue Powder constituted 8.4% and 22.4% of total and net assets, respectively, as of March 31, 2012 and 0.1% of Net Sales for the year then ended. KEMET Foil and Blue Powder incurred net losses of $0.9 million and $1.7 million, respectively, for the year ended March 31, 2012.

In our opinion, KEMET Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of KEMET Corporation and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2012 of KEMET Corporation and subsidiaries and our report dated May 18, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

May 18, 2012

**KEMET CORPORATION AND SUBSIDIARIES**

**Consolidated Balance Sheets**

**(Amounts in thousands except per share data)**

| | March 31, 2012 | March 31, 2011 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 210,521 | $ 152,051 |
| Accounts receivable, net | 104,950 | 150,370 |
| Inventories, net | 212,234 | 206,440 |
| Prepaid and other current assets | 32,259 | 28,097 |
| Deferred income taxes | 6,370 | 5,301 |
| Total current assets | 566,334 | 542,259 |
| Property, plant and equipment, net | 315,848 | 310,412 |
| Goodwill | 36,676 | — |
| Intangible assets, net | 41,527 | 20,092 |
| Other assets | 15,167 | 11,546 |
| Total assets | $ 975,552 | $ 884,309 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 1,951 | $ 42,101 |
| Accounts payable | 74,404 | 90,997 |
| Accrued expenses | 89,079 | 88,291 |
| Income taxes payable | 2,256 | 4,265 |
| Total current liabilities | 167,690 | 225,654 |
| Long-term debt | 345,380 | 231,215 |
| Other non-current obligations | 101,229 | 59,727 |
| Deferred income taxes | 2,257 | 7,960 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, par value $0.01, authorized 10,000 shares, none issued | — | — |
| Common stock, par value $0.01, authorized 175,000 and 300,000 shares, issued 46,508 and 39,508 shares at March 31, 2012 and 2011, respectively | 465 | 395 |
| Additional paid-in capital | 470,059 | 479,322 |
| Retained deficit | (81,053) | (87,745) |
| Accumulated other comprehensive income | 12,020 | 22,555 |
| Treasury stock, at cost (1,839 and 2,370 shares at March 31, 2012 and 2011, respectively) | (42,495) | (54,774) |
| Total stockholders' equity | 358,996 | 359,753 |
| Total liabilities and stockholders' equity | $ 975,552 | $ 884,309 |

See accompanying notes to consolidated financial statements.

## KEMET CORPORATION AND SUBSIDIARIES

### Consolidated Statements of Operations

### (Amounts in thousands except per share data)

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net sales | $ 984,833 | $ 1,018,488 | $ 736,335 |
| Operating costs and expenses: | | | |
| Cost of sales | 775,670 | 752,846 | 611,638 |
| Selling, general and administrative expenses | 111,564 | 104,607 | 86,085 |
| Research and development | 29,440 | 25,864 | 22,064 |
| Restructuring charges | 14,254 | 7,171 | 9,198 |
| Net (gain) loss on sales and disposals of assets | 318 | (1,261) | (1,003) |
| Write down of long-lived assets | 15,786 | — | 656 |
| Total operating costs and expenses | 947,032 | 889,227 | 728,638 |
| Operating income | 37,801 | 129,261 | 7,697 |
| Other (income) expense: | | | |
| Interest income | (175) | (218) | (188) |
| Interest expense | 28,567 | 30,175 | 26,008 |
| Other (income) expense, net | 965 | (4,692) | 4,121 |
| (Gain) loss on early extinguishment of debt | — | 38,248 | (38,921) |
| Increase in value of warrant | — | — | 81,088 |
| Income (loss) before income taxes | 8,444 | 65,748 | (64,411) |
| Income tax expense | 1,752 | 2,704 | 5,036 |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |
| Net income (loss) per share: | | | |
| Basic | $ 0.15 | $ 2.11 | $ (2.57) |
| Diluted | $ 0.13 | $ 1.22 | $ (2.57) |
| Weighted-average shares outstanding: | | | |
| Basic | 43,285 | 29,847 | 26,971 |
| Diluted | 52,320 | 51,477 | 26,971 |

See accompanying notes to consolidated financial statements.

## KEMET CORPORATION AND SUBSIDIARIES

**Consolidated Statements of Comprehensive Income (Loss)**

**(Amounts in thousands)**

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |
| Other compreshensive income (loss): | | | |
| Foreign currency translation gains (losses) | (8,969) | 12,884 | 1,977 |
| Defined benefit pension plans, net of tax impact | (1,449) | (2,020) | (2,090) |
| Defined benefit post-retirement plan adjustments | (117) | (299) | (560) |
| Other comprehensive income (loss) | (10,535) | 10,565 | (673) |
| Total comprehensive income (loss) | $ (3,843) | $ 73,609 | $ (70,120) |

See accompanying notes to consolidated financial statements.

## KEMET CORPORATION AND SUBSIDIARIES

### Consolidated Statements of Changes in Stockholders' Equity

### (Amounts in thousands)

| | Shares Outstanding | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total Stock-holders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at March 31, 2009 | 26,937 | $ 295 | $ 367,847 | $ (81,342) | $ 12,663 | $ (59,424) | $ 240,039 |
| Net loss | — | — | — | (69,447) | — | — | (69,447) |
| Other comprehensive loss | — | — | — | — | (673) | — | (673) |
| Issuance of warrant | — | — | 112,488 | — | — | — | 112,488 |
| Vesting of restricted stock | 108 | — | (2,495) | — | — | 2,495 | — |
| Stock-based compensation expense | — | — | 1,865 | — | — | — | 1,865 |
| Balance at March 31, 2010 | 27,045 | 295 | 479,705 | (150,789) | 11,990 | (56,929) | 284,272 |
| Net income | — | — | — | 63,044 | — | — | 63,044 |
| Other comprehensive income | — | — | — | — | 10,565 | — | 10,565 |
| Issuance of restricted shares | 47 | — | (1,078) | — | — | 1,078 | — |
| Stock-based compensation expense | — | — | 1,783 | — | — | — | 1,783 |
| Issuance of shares to K Equity, LLC | 10,000 | 100 | (100) | — | — | — | — |
| Exercise of stock options | 46 | — | (988) | — | — | 1,077 | 89 |
| Balance at March 31, 2011 | 37,138 | 395 | 479,322 | (87,745) | 22,555 | (54,774) | 359,753 |
| Net income | — | — | — | 6,692 | — | — | 6,692 |
| Other comprehensive loss | — | — | — | — | (10,535) | — | (10,535) |
| Issuance of restricted shares | 398 | — | (9,483) | — | — | 9,204 | (279) |
| Stock-based compensation expense | — | — | 3,075 | — | — | — | 3,075 |
| Issuance of shares to K Equity, LLC | 7,000 | 70 | (70) | — | — | — | — |
| Exercise of stock options | 133 | — | (2,785) | — | — | 3,075 | 290 |
| Balance at March 31, 2012 | 44,669 | $ 465 | $ 470,059 | $ (81,053) | $ 12,020 | $ (42,495) | $ 358,996 |

See accompanying notes to consolidated financial statements.

## KEMET CORPORATION AND SUBSIDIARIES

### Consolidated Statements of Cash Flows

### (Amounts in thousands)

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Sources (uses) of cash and cash equivalents | | | |
| Operating activities: | | | |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 44,124 | 52,932 | 52,644 |
| Amortization of debt discount and debt issuance costs | 3,599 | 4,930 | 13,392 |
| Net (gain) loss on sales and disposals of assets | 318 | (1,261) | (1,003) |
| Stock-based compensation expense | 3,075 | 1,783 | 1,865 |
| Pension and other post-retirement benefits | (2,991) | (2,319) | (2,716) |
| Deferred income taxes | (4,554) | (3,403) | 2,051 |
| Write down of long-lived assets | 15,786 | — | 656 |
| (Gain) loss on early extinguishment of debt | — | 38,248 | (38,921) |
| Increase in value of warrant | — | — | 81,088 |
| Other, net | 702 | (2,446) | 339 |
| Changes in assets and liabilities: | | | |
| Accounts receivable | 47,298 | (15,423) | (18,236) |
| Other receivables | (3,698) | 957 | (27) |
| Inventories | 5,375 | (48,817) | 7,168 |
| Prepaid expenses and other current assets | (2,484) | (6,647) | (5,647) |
| Accounts payable | (22,052) | 9,567 | 26,605 |
| Accrued income taxes | (1,893) | 4,315 | 421 |
| Other operating liabilities | (8,567) | 18,508 | 4,388 |
| Net cash provided by operating activities | 80,730 | 113,968 | 54,620 |
| Investing activities: | | | |
| Capital expenditures | (49,314) | (34,989) | (12,921) |
| Acquisitions, net of cash received | (42,613) | — | — |
| Proceeds from sales of assets | 74 | 5,425 | 1,500 |
| Net cash used in investing activities | (91,853) | (29,564) | (11,421) |
| Financing activities: | | | |
| Proceeds from issuance of debt | 116,050 | 227,525 | 58,949 |
| Payment of long-term debt | (40,581) | (230,413) | (54,525) |
| Net (payments) borrowings under other credit facilities | (3,154) | (2,479) | 475 |
| Debt issuance costs | (2,313) | (7,853) | (4,206) |
| Proceeds from exercise of stock options | 290 | 89 | — |
| Debt extinguishment costs | — | (207) | (3,605) |
| Net cash provided by (used in) financing activities | 70,292 | (13,338) | (2,912) |
| Net increase in cash and cash equivalents | 59,169 | 71,066 | 40,287 |
| Effect of foreign currency fluctuations on cash | (699) | 1,786 | (292) |
| Cash and cash equivalents at beginning of fiscal year | 152,051 | 79,199 | 39,204 |
| Cash and cash equivalents at end of fiscal year | $ 210,521 | $ 152,051 | $ 79,199 |
| Supplemental Cash Flow Statement Information: | | | |
| Interest paid, net of capitalized interest | $ 25,342 | $ 17,304 | $ 16,107 |
| Income taxes paid | 7,078 | 2,408 | 3,910 |

See accompanying notes to consolidated financial statements.

## Note 1: Organization and Significant Accounting Policies

*Nature of Business and Organization*

KEMET Corporation which together with its subsidiaries is referred to herein as "KEMET" or the "Company" is a leading manufacturer of tantalum capacitors, multilayer ceramic capacitors, film capacitors, electrolytic capacitors, paper capacitors and solid aluminum capacitors. The Company is headquartered in Simpsonville, South Carolina, which is part of the greater Greenville metropolitan area, and has manufacturing plants and distribution centers located in the United States, Mexico, Europe and Asia. Additionally, the Company has wholly-owned foreign subsidiaries which primarily provide sales support for KEMET's products in foreign markets.

KEMET is organized into three business groups: the Tantalum Business Group ("Tantalum"), the Ceramic Business Group ("Ceramic") and the Film and Electrolytic Business Group ("Film and Electrolytic"). Each business group is responsible for the operations of certain manufacturing sites as well as all related research and development efforts. Sales, marketing and corporate functions are shared by each of the business groups and the costs of which are generally allocated to the business groups based on the business groups' respective budgeted net sales.

*Basis of Presentation*

Certain amounts for fiscal years 2011 and 2010 have been reclassified to conform to the fiscal year 2012 presentation.

*Principles of Consolidation*

The accompanying consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

*Cash Equivalents*

Cash equivalents of $26.2 million and $51.2 million at March 31, 2012 and 2011, respectively, consist of money market accounts with an original term of three months or less. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

*Restricted Cash*

A guarantee was issued by a European bank on behalf of the Company in August 2006 in conjunction with the establishment of a Value-Added Tax ("VAT") registration in The Netherlands.

The bank guarantee is in the amount of €1.5 million ($2.0 million). An interest-bearing deposit was placed with a European bank for €1.7 million ($2.2 million). The deposit is in KEMET's name and KEMET receives all interest earned by this deposit. However, the deposit is pledged to the European bank, and the bank can use the money should a valid claim be made. The bank guarantee will remain valid until it is discharged by the beneficiary.

**Note 1: Organization and Significant Accounting Policies (Continued)**

*Inventories*

Inventories are stated at the lower of cost or market. The carrying value of inventory is reviewed and adjusted based on slow moving and obsolete items, historical shipments, customer forecasts and backlog and technology developments. Inventory costs include material, labor and manufacturing overhead and are determined by the "first-in, first-out" ("FIFO") method. The Company has consigned inventory at certain customer locations totaling $9.5 million and $7.6 million at March 31, 2012 and 2011, respectively.

*Property and Equipment*

Property and equipment are carried at cost. Depreciation is calculated principally using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the respective leases. Maintenance costs are expensed; expenditures for renewals and improvements are generally capitalized. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed and any gain or loss is recognized. A long-lived asset classified as held for sale is initially measured and reported at the lower of its carrying amount or fair value less cost to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until the long-lived asset is disposed of. Depreciation expense was $42.1 million, $50.6 million and $50.0 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are regularly performed to determine whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. If it is determined that the book value of a long-lived asset is not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the long-lived asset over its fair value. The fair value is calculated as the discounted cash flows of the underlying assets. The Company has to make certain assumptions as to the future cash flows to be generated by the underlying assets. Those assumptions include the amount of volume increases, average selling price decreases, anticipated cost reductions, and the estimated remaining useful life of the equipment. Future changes in assumptions may negatively impact future valuations. Fair market value is based on the undiscounted cash flows that the assets will generate over their remaining useful lives or other valuation techniques. In future tests for recoverability, adverse changes in undiscounted cash flow assumptions could result in an impairment of certain long-lived assets that would require a non-cash charge to the Consolidated Statements of Operations and may have a material effect on the Company's financial condition and operating results. The Company recorded $15.8 million and $0.7 million in impairment charges for fiscal years 2012 and 2010, respectively.

*Goodwill*

Goodwill and other intangible assets with indefinite useful lives are not amortized but are subject to annual impairment tests during the first quarter of each fiscal year and when otherwise warranted. The Company is organized into three business groups: Tantalum, Ceramic, and Film and Electrolytic.

**Note 1: Organization and Significant Accounting Policies (Continued)**

The Company evaluates its goodwill and intangible assets with indefinite useful lives on a reporting unit basis. This requires the Company to estimate the fair value of the reporting units based on the future net cash flows expected to be generated. The impairment test involves a comparison of the fair value of each reporting unit, with the corresponding carrying amounts. If the reporting unit's carrying amount exceeds its fair value, then an indication exists that the reporting unit's goodwill and intangible asset with indefinite useful lives may be impaired. The impairment to be recognized is measured by the amount by which the carrying value of the reporting unit's goodwill being measured exceeds its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the sum of the amounts assigned to identified net assets. As a result, the implied fair value of goodwill is generally the residual amount that results from subtracting the value of net assets including all tangible assets and identified intangible assets from the fair value of the reporting unit's fair value. The Company determined the fair value of its reporting units using an income-based, discounted cash flow ("DCF") analysis, and market-based approaches (Guideline Publicly Traded Company Method and Guideline Transaction Method) which examine transactions in the marketplace involving the sale of the stocks of similar publicly owned companies, or the sale of entire companies engaged in operations similar to KEMET. In addition to the above described reporting unit valuation techniques, the Company's goodwill and intangible asset with indefinite useful lives impairment assessment also considers the Company's aggregate fair value based upon the value of the Company's outstanding shares of common stock.

The impairment review of goodwill and intangible assets with indefinite useful lives are highly subjective and involve the use of significant estimates and assumptions in order to calculate the impairment charges. Estimates of business enterprise fair value use discounted cash flow and other fair value appraisal models and involve making assumptions for future sales trends, market conditions, growth rates, cost reduction initiatives and cash flows for the next several years. Future changes in assumptions may negatively impact future valuations.

*Deferred Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

*Stock-based Compensation*

Stock-based compensation for stock options is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of the Company's stock, the risk-free interest rate, the estimated life of the equity-based award, the closing market price of the Company's stock on the grant date and the exercise price. The estimates utilized in the Black-Scholes calculation involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only

**Note 1: Organization and Significant Accounting Policies (Continued)**

recognize expense for those options expected to vest. Stock-based compensation cost for restricted stock is measured based on the closing fair market value of the Company's common stock on the date of grant. The Company recognizes stock-based compensation cost for arrangements with cliff vesting as expense ratably on a straight-line basis over the requisite service period. The Company recognizes stock-based compensation cost for arrangements with graded vesting as expense on an accelerated basis over the requisite service period.

*Concentrations of Credit and Other Risks*

The Company sells to customers globally. Credit evaluations of its customers' financial condition are performed periodically, and the Company generally does not require collateral from its customers. TTI, Inc., an electronics distributor, accounted for $125.6 million, $133.5 million and $86.5 million of the Company's net sales in fiscal years 2012, 2011 and 2010, respectively. There were no customers' accounts receivable balances exceeding 10% of gross accounts receivable at March 31, 2012 or March 31, 2011.

The Company, as well as the industry, utilizes electronics distributors for a large percentage of its sales. Electronics distributors are an effective means to distribute the products to the end-users. For fiscal years ended March 31, 2012, 2011, and 2010, net sales to electronics distributors accounted for 42%, 50%, and 48%, respectively, of the Company's total net sales.

*Foreign Subsidiaries*

Financial statements of certain of the Company's foreign subsidiaries are prepared using the U.S. dollar as their functional currency. Translation of these foreign operations, as well as gains and losses from non-U.S. dollar foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are reported in the Consolidated Statements of Operations.

Translation of other foreign operations to U.S. dollars occurs using the current exchange rate for balance sheet accounts and an average exchange rate for results of operations. Such translation gains or losses are recognized as a component of equity in accumulated other comprehensive income ("AOCI").

*Comprehensive Income (Loss)*

Comprehensive income (loss) consists of net income (losses), currency forward contract gains (losses), currency translation gains (losses), unrealized investment gains (losses) from available-for-sale securities, defined benefit plan adjustments including those adjustments which result from changes in net prior service credit and actuarial gains (losses), and is presented in the Consolidated Statements of Comprehensive Income (Loss).

**Note 1: Organization and Significant Accounting Policies (Continued)**

The following summary sets forth the components of accumulated other comprehensive income (loss) contained in the stockholders' equity section of the Consolidated Balance Sheets (amounts in thousands):

| | Foreign Currency Translation Gains (Losses) | Defined Benefit Post-retirement Plan Adjustments | Defined Benefit Pension Plans | Net Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|
| Balance at March 31, 2010 | $ 14,192 | $ 2,411 | $ (4,613) | $ 11,990 |
| Fiscal year 2011 activity(1) | 12,884 | (299) | (2,020) | 10,565 |
| Balance at March 31, 2011 | 27,076 | 2,112 | (6,633) | 22,555 |
| Fiscal year 2012 activity(2) | (8,969) | (117) | (1,449) | (10,535) |
| Balance at March 31, 2012 | $ 18,107 | $ 1,955 | $ (8,082) | $ 12,020 |

(1) Activity within the defined benefit pension plans is net of a tax benefit of $1.0 million.

(2) Activity within the defined benefit pension plans is net of a tax benefit of $0.8 million.

*Warrant Liability*

Concurrent with the consummation of the tender offer as discussed in Note 2, "Debt", the Company issued K Financing, LLC ("K Financing") a warrant (the "Platinum Warrant") to purchase up to 26,848,484 shares of the Company's common stock, subject to certain adjustments, representing approximately 49.9% of the Company's outstanding common stock at the time of issuance on a post-exercise basis. The Platinum Warrant was subsequently transferred to K Equity, LLC ("K Equity"). The Platinum Warrant was exercisable at a purchase price of $1.50 per share, subject to an adjustment which reduced the exercise price to a floor of $1.05 per share based on a sliding scale once the aggregate borrowings under the Platinum Line of Credit Loan (as defined below) and the Platinum Working Capital Loan (as defined below) exceeded $12.5 million, at any time prior to the tenth anniversary of the Platinum Warrant's date of issuance. The floor exercise price was reached on September 29, 2009 when the aggregate borrowings under the Platinum Line of Credit Loan and the Platinum Working Capital Loan reached $20.0 million. The Platinum Warrant may be exercised in exchange for cash, by means of net settlement of a corresponding portion of amounts owed by the Company under the Revised Amended and Restated Platinum Credit Facility, by cashless exercise to the extent of appreciation in the value of the Company's common stock above the exercise price of the Platinum Warrant, or by combination of the preceding alternatives.

Warrants may be classified as assets or liabilities (derivative accounting), temporary equity, or permanent equity, depending on the terms of the specific warrant agreement. The Platinum Warrant issued to K Financing under the Platinum Credit Facility (as defined below) was reviewed as of June 30, 2009, the date of issuance, to determine whether it met the definition of a derivative. The Company's evaluation of the Platinum Warrant as of the date of issuance concluded that it was not indexed to the Company's stock since the strike price was not fixed and as such was treated as a freestanding derivative liability. On September 29, 2009, the Company borrowed $10.0 million from the Platinum Working Capital Loan for general corporate purposes. As a result of this additional borrowing, the strike price of the Platinum Warrant was fixed at $1.05 per share as of September 29, 2009 and the Company assessed

**Note 1: Organization and Significant Accounting Policies (Continued)**

whether the Platinum Warrant still met the definition of a derivative. The Company's evaluation of the Platinum Warrant as of September 29, 2009, concluded that the Platinum Warrant is indexed to the Company's own stock and should be classified as a component of equity. The Company valued the Platinum Warrant immediately prior to the strike price becoming fixed and recorded a mark-to-market adjustment of $81.1 million through earnings. Subsequent to the strike price becoming fixed, the Company reclassified the warrant liability of $112.5 million into the line item "Additional paid-in capital" on the Consolidated Balance Sheets and the Platinum Warrant is no longer marked-to-market.

The Company estimated the fair value of the Platinum Warrant using the Black-Scholes option pricing model using the following assumptions:

| | September 30, 2009 |
|---|---|
| Expected life | 9.75 years |
| Expected volatility | 66.0% |
| Risk-free interest rate | 3.5% |
| Dividends | — |

On December 20, 2010, K Equity sold a portion of the Platinum Warrant equal to 10,893,608 shares which was exercised on a net exercise basis and the resulting 10,000,000 shares of which were sold by underwriters in an offering at a closing price of $12.80. On May 31, 2011, K Equity sold a portion of the Platinum Warrant equal to 7,524,995 shares which was exercised on a net exercise basis and the resulting 7,000,000 shares of which were sold by underwriters in an offering at a closing price of $14.60, leaving a remainder of 8,429,881 shares subject to the Platinum Warrant.

*Fair Value Measurement*

The Company utilizes three levels of inputs to measure the fair value of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's consolidated financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The first two inputs are considered observable and the last is considered unobservable. The levels of inputs are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

**Note 1: Organization and Significant Accounting Policies (Continued)**

Assets measured at fair value on a recurring basis as of March 31, 2012 and 2011 are as follows (amounts in thousands):

| | Carrying Value March 31, 2012 | Fair Value March 31, 2012 | Fair Value Measurement Using | | | Carrying Value March 31, 2011 | Fair Value March 31, 2011 | Fair Value Measurement Using | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Level 1 | Level 2(2) | Level 3 | | | Level 1 | Level 2(2) | Level 3 |
| **Assets:** | | | | | | | | | | |
| Money markets(1) | $ 26,215 | $ 26,215 | $ 26,215 | $ — | $ — | $ 51,157 | $ 51,157 | $ 51,157 | $ — | $ — |
| Long-term debt | 347,331 | 362,086 | 358,700 | 3,386 | — | 273,316 | 307,543 | 301,379 | 6,164 | — |

(1) Included in the line item "Cash and cash equivalents" on the Consolidated Balance Sheets.

(2) The valuation approach used to calculate fair value was a discounted cash flow for each respective debt facility.

*Revenue Recognition*

The Company recognizes revenue only when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. Net sales is presented net of any taxes collected from customers and remitted to government entities.

A portion of sales is related to products designed to meet customer specific requirements. These products typically have stricter tolerances making them useful to the specific customer requesting the product and to customers with similar or less stringent requirements. Products with customer specific requirements are tested and approved by the customer before the Company mass produces and ships the product. The Company recognizes revenue at shipment as the sales terms for products produced with customer specific requirements do not contain a final customer acceptance provision or other provisions that are unique and would otherwise allow the customer different acceptance rights.

A portion of sales is made to distributors under agreements allowing certain rights of return and price protection on unsold merchandise held by distributors. The Company's distributor policy includes inventory price protection and "ship-from-stock and debit" ("SFSD") programs common in the industry.

The SFSD program provides a mechanism for the distributor to meet a competitive price after obtaining authorization from the local Company sales office. This program allows the distributor to ship its higher-priced inventory and debit the Company for the difference between KEMET's list price and the lower authorized price for that specific transaction. The Company establishes reserves for its SFSD program based primarily on historical SFSD activity and on the actual inventory levels of certain distributor customers. The actual inventory levels at these distributors comprise approximately 80% of the total global distributor inventory related to customers who participate in the SFSD Program.

Substantially all of the Company's distributors have the right to return to KEMET a certain portion of the purchased inventory, which, in general, will not exceed 6% of their purchases from the previous fiscal quarter. KEMET estimates future returns based on historical patterns of the distributors and records an allowance on the Consolidated Balance Sheets. The Company also offers volume based rebates.

**Note 1: Organization and Significant Accounting Policies (Continued)**

The establishment of sales allowances is recognized as a component of the line item "Net sales" on the Consolidated Statements of Operations, while the associated reserves are included in the line item "Accounts receivable, net" on the Consolidated Balance Sheets.

The Company provides a limited warranty to its customers that the products meet certain specifications. The warranty period is generally limited to one year, and the Company's liability under the warranty is generally limited to a replacement of the product or refund of the purchase price of the product. Warranty costs were less than 1% of net sales for the fiscal years ended March 31, 2012, 2011 and 2010. The Company recognizes warranty costs when losses are both probable and reasonably estimable.

*Allowance for Doubtful Accounts*

The Company evaluates the collectability of trade receivables through the analysis of customer accounts. When the Company becomes aware that a specific customer has filed for bankruptcy, has begun closing or liquidation proceedings, has become insolvent or is in financial distress, the Company records a specific allowance for the doubtful account to reduce the related receivable to the amount the Company believes is collectible. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be adjusted. Accounts are written off after all means of collection, including legal action, have been exhausted.

*Shipping and Handling Costs*

The Company's shipping and handling costs are reflected in the line item "Cost of sales" on the Consolidated Statements of Operations. Shipping and handling costs were $22.8 million, $24.8 million, and $21.1 million in the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

*Income (Loss) per Share*

Basic income (loss) per share is computed using the weighted-average number of shares outstanding. Diluted income (loss) per share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to the Platinum Warrant, outstanding options to purchase common stock and for any put options issued by the Company, if such effects are dilutive.

*Environmental Cost*

The Company recognizes liabilities for environmental remediation when it is probable that a liability has been incurred and can be reasonably estimated. The Company determines its liability on a site-by-site basis, and it is not discounted or reduced for anticipated recoveries from insurance carriers. In the event of anticipated insurance recoveries, such amounts would be presented on a gross basis in other current or non-current assets, as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of

**Note 1: Organization and Significant Accounting Policies (Continued)**

contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include impairment of property and equipment, intangibles and goodwill; valuation allowances for accounts receivables, price protection and customers' returns, and deferred income taxes; and assets and obligations related to employee benefits. Actual results could differ from these estimates and assumptions.

*Impact of Recently Issued Accounting Standards*

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, Presentation of Comprehensive Income. ASU 2011-05 revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in Accounting Standards Codification ("ASC") 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income. ASU 2011-12 defers the requirement in ASU 2011-05 that companies present reclassification adjustments for each component of AOCI in both OCI and net income on the face of the financial statements. ASU 2011-12 requires companies to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclosed in the notes to the financial statements. ASU 2011-12 also defers the requirement to report reclassification adjustments in interim periods and requires companies to present only total comprehensive income in either a single continuous statement or two consecutive statements in interim periods. ASU 2011-05 and ASU 2011-12 will be effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011. The Company elected to early adopt this ASU as of March 31, 2012.

In September 2011, the FASB issued ASU 2011-08, Guidance on Testing Goodwill for Impairment. ASU 2011-08 gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 will be effective for fiscal and interim reporting periods within those years beginning after December 15, 2011. The adoption of this accounting standard will not have a material effect on the Company's consolidated financial statements.

There are currently no other accounting standards that have been issued that will have a significant impact on the Company's financial position, results of operations or cash flows upon adoption.

## Note 2: Debt

A summary of debt is as follows (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2012 | 2011 |
| 10.5% Senior Notes, net of premium of $3,539 and discount of $2,792 as of March 31, 2012 and March 31, 2011, respectively | $ 343,539 | $ 227,208 |
| Convertible Debt, net of discount of $7,861 as of March 31, 2011 | — | 39,012 |
| Other | 3,792 | 7,096 |
| Total debt | 347,331 | 273,316 |
| Current maturities | (1,951) | (42,101) |
| Total long-term debt | $ 345,380 | $ 231,215 |

The line item "Interest expense" on the Consolidated Statements of Operations for the fiscal years 2012, 2011and 2010, respectively, is as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Contractual interest expense | $ 24,967 | $ 25,110 | $ 12,616 |
| Amortization of debt issuance costs | 1,081 | 1,137 | 2,788 |
| Amortization of debt discount | 2,519 | 3,928 | 10,604 |
| Total interest expense | $ 28,567 | $ 30,175 | $ 26,008 |

### *10.5% Senior Notes*

On May 5, 2010, the Company issued 10.5% Senior Notes with an aggregate principal amount of $230.0 million which resulted in net proceeds to the Company of $222.2 million. The Company used a portion of the proceeds to repay all of its outstanding indebtedness under the Company's credit facility with K Financing, LLC, the Company's €60 million credit facility and €35 million credit facility with UniCredit Corporate Banking S.p.A. ("UniCredit") and the Company's term loan with a subsidiary of Vishay Intertechnology, Inc. ("Vishay") and used a portion of the remaining proceeds to fund a previously announced tender offer to purchase $40.5 million in aggregate principal amount of the Company's 2.25% Convertible Senior Notes (the "Convertible Notes") and to pay costs incurred in connection with the issuance, the tender offer and the foregoing repayments.

The 10.5% Senior Notes were issued pursuant to an Indenture (the "10.5% Senior Notes Indenture"), dated as of May 5, 2010, by and among the Company, Guarantors and Wilmington Trust Company, as trustee (the "Trustee"). The 10.5% Senior Notes will mature on May 1, 2018, and bear interest at a stated rate of 10.5% per annum, payable semi-annually in cash in arrears on May 1 and November 1 of each year, beginning on November 1, 2010. The 10.5% Senior Notes are senior obligations of the Company and will be guaranteed by each of the Guarantors and secured by a first priority lien on 51% of the capital stock of certain of the Company's foreign restricted subsidiaries.

**Note 2: Debt (Continued)**

The terms of the 10.5% Senior Notes Indenture, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness or issue certain preferred stock; (ii) pay dividends on, or make distributions in respect of, their capital stock or repurchase their capital stock; (iii) make certain investments or other restricted payments; (iv) sell certain assets; (v) create liens or use assets as security in other transactions; (vi) enter into sale and leaseback transactions; (vii) merge, consolidate or transfer or dispose of substantially all of their assets; (viii) engage in certain transactions with affiliates; and (ix) designate their subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important limitations and exceptions that are described in the 10.5% Senior Notes Indenture.

The 10.5% Senior Notes are redeemable, in whole or in part, at any time on or after May 1, 2014, at the redemption prices specified in the 10.5% Senior Notes Indenture. At any time prior to May 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 10.5% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 110.5% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to May 1, 2014, the Company may redeem the 10.5% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 10.5% Senior Notes so redeemed, plus a "make whole" premium and together with accrued and unpaid interest, if any, to the redemption date.

Upon the occurrence of a change of control triggering event specified in the 10.5% Senior Notes Indenture, the Company must offer to purchase the 10.5% Senior Notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The 10.5% Senior Notes Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the 10.5% Senior Notes Indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. The 10.5% Senior Notes Indenture also provides for events of default with respect to the collateral, which include default in the performance of (or repudiation, disaffirmation or judgment of unenforceability or assertion of unenforceability) by the Company or a Guarantor with respect to the provision of security documents under the 10.5% Senior Notes Indenture. These events of default are subject to a number of important qualifications, limitations and exceptions that are described in the 10.5% Senior Notes Indenture. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding 10.5% Senior Notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the 10.5% Senior Notes to be due and payable.

On March 27, 2012, the Company completed the sale of $110.0 million aggregate principal amount of its 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The issuance resulted in a debt premium of $6.1 million which will be amortized over the term of the 10.5% Senior Notes. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee. The Company incurred $2.3 million in costs related to the execution of the offering.

In total, debt issuance costs related to the 10.5% Senior Notes, net of amortization, were $8.8 million and $6.6 million as of March 31, 2012 and March 31, 2011, respectively; these costs will be amortized over the term of the 10.5% Senior Notes. The Company had interest payable related to the

**Note 2: Debt (Continued)**

10.5% Senior Notes included in the line item "Accrued expenses" on its Consolidated Balance Sheets of $14.7 million at March 31, 2012. The effective interest rate for the year ended March 31, 2012 and 2011 was 10.6% for the Senior Notes.

*Convertible Notes*

In November 2006, the Company sold and issued its Convertible Notes which are unsecured obligations and rank equally with the Company's existing and future unsubordinated and unsecured obligations and are junior to any of the Company's future secured obligations to the extent of the value of the collateral securing such obligations. In connection with the issuance and sale of the Convertible Notes, the Company entered into an indenture (the "Convertible Notes Indenture") dated as of November 1, 2006, with Wilmington Trust Company, as trustee.

The Convertible Notes bore interest at a rate of 2.25% per annum, payable in cash semi-annually in arrears on each May 15 and November 15. The Convertible Notes were convertible into (i) cash in an amount equal to the lesser of the principal amount of the Convertible Notes and the conversion value of the Convertible Notes on the conversion date and (ii) cash or shares of the Company's common stock ("Common Stock") or a combination of cash and shares of the Common Stock, at the Company's option, to the extent the conversion value at that time exceeds the principal amount of the Convertible Notes, at any time prior to the close of business on the business day immediately preceding the maturity date of the Convertible Notes, unless the Company has redeemed or purchased the Convertible Notes, subject to certain conditions. The conversion rate was 34.364 shares of common stock per $1,000 principal amount of the Convertible Notes, which represents a conversion price of approximately $29.1 per share, subject to adjustments.

The terms of the Convertible Notes were governed by the Convertible Notes Indenture. The Convertible Notes were to mature on November 15, 2026 unless earlier redeemed, repurchased or converted. The Company was entitled to redeem the Convertible Notes for cash, either in whole or in part, anytime after November 20, 2011 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest, including additional interest, if any, up to but not including the date of redemption. In addition, holders of the Convertible Notes had the right to require the Company to repurchase for cash all or a portion of their Convertible Notes on November 15, 2011, 2016 and 2021, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, if any, in each case, up to but not including, the date of repurchase.

On June 26, 2009, $93.9 million in aggregate principal amount of the Convertible Notes were validly tendered (representing 53.7% of the outstanding Convertible Notes). As a result of the retrospective adoption effective April 1, 2009 of new guidance within ASC 470-20, "*Debt With Conversion and Other Options*", the carrying value of the aggregate principal value of the tendered Convertible Notes was $81.0 million. Holders of the Convertible Notes received $400 for each $1,000 principal amount of Convertible Notes purchased in the tender offer, plus accrued and unpaid interest up to, but not including, the date of payment for the Convertible Notes accepted for payment. As a result of the consummated tender offer, on June 30, 2009, the Company used the $37.8 million Platinum Term Loan under the Revised Amended and Restated Platinum Credit Facility to extinguish the tendered Convertible Notes. The extinguishment of these Convertible Notes resulted in a $38.9

**Note 2: Debt (Continued)**

million net gain ($1.44 per basic share) included in the line item "(Gain) loss on early extinguishment of debt" on the Consolidated Statements of Operations for the fiscal year ended March 31, 2010.

The calculation of the gain is as follows (amounts in thousands):

| | |
|---|---|
| Reacquisition price: | |
| Cash paid | $ 37,568 |
| Add: tender offer fees | 3,605 |
| | 41,173 |
| Extinguished debt: | |
| Carrying amount of debt | 80,987 |
| Unamortized debt cost | (893) |
| | 80,094 |
| Net gain: | $ 38,921 |

On May 17, 2010, $40.5 million in aggregate principal amount of the Convertible Notes was extinguished. The extinguishment resulted in a further $1.6 million loss on extinguishment of debt. The calculation of the loss is as follows (amounts in thousands):

| | |
|---|---|
| Reacquisition price: | |
| Cash paid | $ 37,867 |
| Tender offer fees | 207 |
| | 38,074 |
| Extinguished debt: | |
| Carrying amount of debt | 36,770 |
| Unamortized debt cost | (248) |
| | 36,522 |
| Net loss | $ (1,552) |

On November 15, 2011, holders of the Convertible Notes exercised their right to require the Company to repurchase their Convertible Notes, as such, $36.5 million of Convertible Notes were extinguished at 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest.

The estimated fair value of the Convertible Notes, based on quoted market prices as of March 31, 2011 was approximately $40 million. The Company had interest payable related to the Convertible Notes included in the line item "Accrued expenses" on its Consolidated Balance Sheets of $0.3 million at March 31, 2011.

**Note 2: Debt (Continued)**

***Revolving Line of Credit***

On September 30, 2010, KEMET Electronics Corporation ("KEC") and KEMET Electronics Marketing (S) Pte Ltd. ("KEMET Singapore") (each a "Borrower" and, collectively, the "Borrowers") entered into a Loan and Security Agreement (the "Loan and Security Agreement"), with Bank of America, N.A, as the administrative agent and the initial lender. The Loan and Security Agreement provides a $50 million revolving line of credit, which is bifurcated into a U.S. facility (for which KEC is the Borrower) and a Singapore facility (for which KEMET Singapore is the Borrower). The size of the U.S. facility and Singapore facility can fluctuate as long as the Singapore facility does not exceed $30 million and the total facility does not exceed $50 million. A portion of the U.S. facility and the Singapore facility can be used to issue letters of credit. The Loan and Security Agreement expire on September 30, 2014.

Borrowings under the U.S. and Singapore facilities are subject to a borrowing base. The borrowing base consists of:

- in the case of the U.S. facility, (A) 85% of KEC's accounts receivable that satisfy certain eligibility criteria plus (B) the lesser of $4 million and 40% of the net book value of inventory of KEC that satisfy certain eligibility criteria plus (C) the lesser of $6 million and 80% of the net orderly liquidation percentage of the appraised value of equipment that satisfies certain eligibility criteria less (D) certain reserves, including certain reserves imposed by the administrative agent in its permitted discretion; and
- in the case of the Singapore facility, (A) 85% of KEMET Singapore's accounts receivable that satisfy certain eligibility criteria less (B) certain reserves, including certain reserves imposed by the administrative agent in its permitted discretion.

Interest is payable on borrowings monthly at a rate equal to the London Interbank Offer Rate ("LIBOR") or the base rate, plus an applicable margin, as selected by the Borrower. Depending upon the fixed charge coverage ratio of KEMET Corporation and its subsidiaries on a consolidated basis as of the latest test date, the applicable margin under the U.S. facility varies between 3.00% and 3.50% for LIBOR advances and 2.00% and 2.50% for base rate advances, and under the Singapore facility varies between 3.25% and 3.75% for LIBOR advances and 2.25% and 2.75% for base rate advances.

The base rate is subject to a floor that is 100 basis points above LIBOR.

An unused line fee is payable monthly in an amount equal to 0.75% per annum of the average daily unused portion of the facilities during any month; provided, that such percentage rate is reduced to (a) 0.50% per annum for any month in which the average daily balance of the facilities is greater than 33.3% of the total revolving commitment and less than 66.6% of the total revolving commitment, and (b) 0.375% per annum for any month in which the average daily balance of the facilities is greater than or equal to 66.6% of the total revolving commitment. A customary fee is also payable to the administrative agent on a quarterly basis.

KEC's ability to draw funds under the U.S. facility and KEMET Singapore's ability to draw funds under the Singapore facility are conditioned upon, among other matters:

- the absence of the existence of a Material Adverse Effect (as defined in the Loan and Security Agreement);

**Note 2: Debt (Continued)**

- the absence of the existence of a default or an event of default under the Loan and Security Agreement; and
- the representations and warranties made by KEC and KEMET Singapore in the Loan and Security Agreement continuing to be correct in all material respects.

KEMET Corporation and the Guarantors guarantee the U.S. facility obligations and the U.S. facility obligations are secured by a lien on substantially all of the assets of KEC and the Guarantors (other than assets that secure the 10.5% Senior Notes due 2018). The collection accounts of the Borrowers and Guarantors are subject to a daily sweep into a concentration account and the concentration account will become subject to full cash dominion in favor of the administrative agent (i) upon an event of default, (ii) if for five consecutive business days, aggregate availability of all facilities has been less than the greater of (A) 15% of the aggregate revolver commitments at such time and (B) $7.5 million, or (iii) if for five consecutive business days, availability of the U.S. facility has been less than $3.75 million (each such event, a "Cash Dominion Trigger Event").

KEC and the Guarantors guarantee the Singapore facility obligations. In addition to the assets that secure the U.S. facility, the Singapore obligations are also secured by a pledge of 100% of the stock of KEMET Singapore and a security interest in substantially all of KEMET Singapore's assets. KEMET Singapore's bank accounts are maintained at Bank of America and upon a Cash Dominion Trigger Event will become subject to full cash dominion in favor of the administrative agent.

A fixed charge coverage ratio of at least 1.1:1.0 must be maintained as at the last day of each fiscal quarter ending immediately prior to or during any period in which any of the following occurs and is continuing until none of the following occurs for a period of at least forty-five consecutive days: (i) an event of default, (ii) aggregate availability of all facilities has been less than the greater of (A) 15% of the aggregate revolver commitments at such time and (B) $7.5 million, or (iii) availability of the U.S. facility has been less than $3.75 million. The fixed charge coverage ratio tests the EBITDA and fixed charges of KEMET Corporation and its subsidiaries on a consolidated basis.

In addition, the Loan and Security Agreement includes various covenants that, subject to exceptions, limit the ability of KEMET Corporation and its direct and indirect subsidiaries to, among other things: incur additional indebtedness; create liens on assets; make capital expenditures; engage in mergers, consolidations, liquidations and dissolutions; sell assets (including pursuant to sale leaseback transactions); pay dividends and distributions on or repurchase capital stock; make investments (including acquisitions), loans, or advances; prepay certain junior indebtedness; engage in certain transactions with affiliates; enter into restrictive agreements; amend material agreements governing certain junior indebtedness; and change its lines of business. The Loan and Security Agreement includes certain customary representations and warranties, affirmative covenants and events of default, which are set forth in more detail in the Loan and Security Agreement.

Debt issuance costs related to the Loan and Security Agreement, net of amortization, were $0.9 million and $1.3 million as of March 31, 2012 and March 31, 2011, respectively; these costs will be amortized over the term of the Loan and Security Agreement. There were no borrowings against the revolving line of credit as of March 31, 2012 and March 31, 2011.

**Note 2: Debt (Continued)**

The following table highlights the Company's annual maturities of debt (amounts in thousands):

| | Annual Maturities of Debt Fiscal Years Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter |
| 10.5% Senior Notes | $ — | $ — | $ — | $ — | $ — | $ 340,000 |
| Other | 1,951 | 1,268 | 573 | — | — | — |
| | $ 1,951 | $ 1,268 | $ 573 | $ — | $ — | $ 340,000 |

**Note 3: Restructuring**

In the second quarter of fiscal year 2010, the Company initiated the first phase of a plan to restructure the Film and Electrolytic Business Group ("Film and Electrolytic") and to reduce overhead within the Company as a whole. The restructuring plan includes implementing programs to make the Company more competitive, removing excess capacity, moving production to lower cost locations and eliminating unnecessary costs throughout the Company.

A summary of the expenses aggregated on the Consolidated Statements of Operations line item "Restructuring charges" in the fiscal years ended March 31, 2012, 2011 and 2010, is as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Manufacturing relocation costs | $ 1,920 | $ 5,974 | $ 1,559 |
| Personnel reduction costs | 12,334 | 1,197 | 7,639 |
| Restructuring charges | $ 14,254 | $ 7,171 | $ 9,198 |

*Fiscal Year Ended March 31, 2012*

Restructuring charges in fiscal year 2012 are primarily comprised of termination benefits of $6.1 million related to facility closures in Italy that will commence during fiscal year 2013 and charges of $4.5 million were incurred by the Company to participate in a plan to save labor costs whereby a company may temporarily "lay off" employees while the government continues to pay their wages for a certain period of time. The program is called Cassia Integrazione Guadagni Straordinaria ("CIGS"). The employees who are in CIGS are not working, but are still employed by the Company. Only employees that are not classified as management or executive level personnel can participate in the CIGS program. Upon termination of the plan, the affected employees return to work. These charges are a continuation of the Company's efforts to restructure its manufacturing operations within Europe, primarily within Film and Electrolytic. Construction has commenced on a new manufacturing facility in Pontecchio, Italy, that will allow for the closure and consolidation of multiple manufacturing operations located in Italy. In addition, the Company incurred $1.7 million in personnel reduction costs primarily due to headcount reductions in the Mexican operations of Tantalum. In addition to these personnel reduction costs, the Company incurred manufacturing relocation costs of $1.9 million for the relocation of equipment to China and Mexico.

**Note 3: Restructuring (Continued)**

*Fiscal Year Ended March 31, 2011*

Restructuring charges in the fiscal year ended March 31, 2011 are primarily comprised of manufacturing relocation costs of $6.0 million for relocation of equipment from various plants to Mexico and China as well as relocation of the European distribution center. In addition, the Company incurred $1.2 million in personnel reduction costs related to the following: headcount reductions in Italy, $0.8 million; the closure of our Nantong, China plant expected to be completed in the third quarter of fiscal year 2013, $0.6 million; and $1.5 million related to the Company's initiative to reduce overhead within the Company as a whole and headcount reductions in Mexico. These personnel reduction charges were offset by a $1.7 million reversal of prior expenses primarily associated with the Cassia Integrazione Guadagni Straordinaria ("CIGS") plan (see above for a description of this program) as it was determined that only 107 employees participated in the program.

*Fiscal Year Ended March 31, 2010*

In fiscal year 2010, the Company initiated the first phase of a restructuring plan to restructure Film and Electrolytic and to reduce overhead within the Company as a whole. Restructuring expense in fiscal year 2010 relates to this new plan and is primarily comprised of a headcount reduction of 57 employees in Finland, a headcount reduction of 32 employees in Portugal and a headcount reduction of 85 employees in Italy. There were also several headcount reductions at the executive level related to the Company's initiative to reduce overhead within the Company as a whole. In addition to the headcount reduction in Portugal, the Company incurred charges related to the relocation of equipment from Portugal to Mexico. Machinery not used for production in Portugal and not relocated to Mexico was disposed of and as such the Company recorded an impairment charge of $0.7 million to write down the equipment to scrap value. Overall, the Company incurred charges of $1.6 million related to the relocation of equipment to Mexico from Portugal and various other locations. The restructuring plan includes implementing programs to make the Company more competitive, removing excess capacity, moving production to lower cost locations, and eliminating unnecessary costs throughout the Company. Restructuring charges of $9.2 million were incurred in fiscal year 2010. Restructuring payments in the fiscal year ended March 31, 2010 primarily related to a plan that was initiated in the second quarter of fiscal year 2009 to reduce the workforce in Film and Electrolytic and to negotiate agreements with the labor unions representing employees at the Company's facilities in Italy. Restructuring expenses related to this plan were incurred in fiscal year 2009. The agreements with the labor unions allowed the Company to place up to 260 workers, on a rotation basis, on the CIGS plan to save labor costs. Total expenses incurred in fiscal year 2010 related to this plan were $5.2 million.

**Note 3: Restructuring (Continued)**

A reconciliation of the beginning and ending liability balances for restructuring charges included in the line items "Accrued expenses" and "Other non-current obligations" on the Consolidated Balance Sheets were as follows (amounts in thousands):

| | Personnel Reductions | Manufacturing Relocations |
|---|---|---|
| Balance at March 31, 2009 | $ 7,893 | $ — |
| Costs charged to expense | 7,639 | 1,559 |
| Costs paid or settled | (7,343) | (1,559) |
| Change in foreign exchange | 209 | — |
| Balance at March 31, 2010 | 8,398 | — |
| Costs charged to expense | 1,197 | 5,974 |
| Costs paid or settled | (7,936) | (5,974) |
| Change in foreign exchange | 168 | — |
| Balance at March 31, 2011 | 1,827 | — |
| Costs charged to expense | 12,334 | 1,920 |
| Costs paid or settled | (2,592) | (1,920) |
| Change in foreign exchange | (95) | — |
| Balance at March 31, 2012 | $ 11,474 | $ — |

**Note 4: Impairment Charges**

During fiscal years 2012 and 2010, the Company incurred impairment charges totaling $15.8 million and $0.7 million, respectively.

During fiscal year 2012, the Company incurred impairment charges totaling $15.8 million ($0.36 per basic share and $0.30 per diluted share) related to its Tantalum Business Group ("Tantalum"). Due to customer demands for lower Equivalent Series Resistance ("ESR") capacitors, the Company evaluated the costs it would need to incur in order to modify the product line in Evora, Portugal to enable it to produce capacitors with lower ESR. Based on this evaluation, the Company has idled equipment with a net carrying value of $15.8 million and plans to dispose of the equipment. The impairment amount of $15.8 million was the carrying amount of the equipment, less the scrap value net of disposal costs.

In fiscal year 2010, the Company initiated the first phase of a restructuring plan to reduce costs in Film and Electrolytic. Machinery not used for production in Portugal and not relocated to Mexico was disposed of and as such the Company recorded an impairment charge of $0.7 million to write down the equipment to scrap value.

**Note 5: Acquisitions**

*Fiscal Year 2012 Acquisitions*

*Cornell Dubilier Foil, LLC*

On June 13, 2011, the Company completed its acquisition of Cornell Dubilier Foil, LLC (whose name was subsequently changed to KEMET Foil Manufacturing, LLC ("KEMET Foil")), a Tennessee based manufacturer of etched foils utilized as a core component in the manufacture of aluminum electrolytic capacitors. The purchase price was $15 million plus a $0.5 million working capital adjustment, of which $11.6 million (net of cash received) was paid at closing and $1.0 million is to be paid on each of the first three anniversaries of the closing date. The Company recorded goodwill of $1.1 million and amortizable intangibles of $1.6 million. The allocation of the purchase price to specific assets and liabilities was based on the relative fair value of all assets and liabilities. Factors contributing to the purchase price which resulted in the goodwill (which is tax deductible) include the trained workforce. Pro forma results are not presented because the acquisition was not material to the consolidated financial statements. KEMET Foil is included within Film and Electrolytic.

The total discounted purchase price for KEMET Foil was $15.3 million and is comprised of (amounts in millions):

| | |
|---|---|
| Cash at closing | $ 12.0 |
| Deferred payments (discounted) | 2.8 |
| Working capital adjustment | 0.5 |
| | $ 15.3 |

The purchase price was determined through arms-length negotiations between representatives of the Company and Cornell Dubilier Marketing, Inc.

The following table presents the final allocations of the aggregate purchase price based on the assets and liabilities estimated fair values (amounts in millions):

| | Fair Value |
|---|---|
| Cash | $ 0.4 |
| Accounts receivable | 2.6 |
| Inventories | 3.4 |
| Other current assets | 0.1 |
| Property, plant and equipment | 9.5 |
| Goodwill | 1.1 |
| Intangible assets | 1.6 |
| Current liabilities | (3.4) |
| Total net assets acquired | $ 15.3 |

*Niotan Incorporated*

On February 21, 2012, KEMET acquired all of the outstanding shares of Niotan Incorporated, whose name was subsequently changed to KEMET Blue Powder Corporation ("Blue Powder"), a leading manufacturer of tantalum powders, from an affiliate of Denham Capital Management LP. Blue

**Note 5: Acquisitions (Continued)**

Powder has its headquarters and principal operating location in Carson City, Nevada. KEMET paid an initial purchase price of $30.5 million (net of cash received) at the closing of the transaction. Additional deferred payments of $45 million are payable over a thirty-month period after the closing and a working capital adjustment of $0.4 million which was paid in April 2012. KEMET will also be required to make quarterly royalty payments for tantalum powder produced by Blue Powder, in an aggregate amount equal to $10 million by December 31, 2014. The Company determined that the royalty payments should be treated as part of the consideration for Blue Powder instead of a separate transaction as it is paid to the selling shareholder who is not continuing with Blue Powder, was based solely on the negotiation process and now KEMET owns the technology. The Company recorded goodwill of $35.6 million and amortizable intangibles of $22.4 million. The allocation of the purchase price to specific assets and liabilities was based on the relative fair value of all assets and liabilities. Factors contributing to the purchase price which resulted in the goodwill (which is not tax deductible) include: market recognition of world class quality of Niotan's tantalum powder, the Company's cost savings due to vertical integration and it provides a constant and reliable supply of tantalum powder. Pro forma results are not presented because the acquisition was not material to the consolidated financial statements. Blue Powder is included within Tantalum.

The total discounted purchase price for Blue Powder was $82.0 million which includes (amounts in millions):

| | |
|---|---|
| Cash at closing | $ 30.7 |
| Deferred payments (discounted) | 41.9 |
| Royalty payments (discounted) | 9.0 |
| Working capital adjustment | 0.4 |
| | $ 82.0 |

The purchase price was determined through arms-length negotiations between representatives of the Company and Denham Capital Management LP.

The following table presents the preliminary allocations of the aggregate purchase price based on the assets and liabilities estimated fair values (amounts in millions):

| | Fair Value |
|---|---|
| Cash | $ 0.2 |
| Accounts receivable | 0.5 |
| Prepaid expenses | 0.2 |
| Inventories | 7.3 |
| Property, plant and equipment | 15.1 |
| Goodwill | 35.6 |
| Intangible assets | 22.4 |
| Deferred income taxes | 0.3 |
| Other noncurrent assets | 1.3 |
| Current liabilities | (0.9) |
| Total net assets acquired | $ 82.0 |

**Note 5: Acquisitions (Continued)**

The allocation of the purchase price is preliminary as the Company is still evaluating the inventory valuation and tax attributes of the transaction.

The following table presents the amounts assigned to intangible assets (amounts in millions except useful life data):

| | Fair Value | Useful Life (years) |
|---|---|---|
| Developed technology | $ 22.3 | 18 |
| Software | 0.1 | 4 |
| | $ 22.4 | |

The useful life for developed technology is 18 years which is based on the history of the underlying chemical processes and an estimate of the future. The Company also considered that the technology was completed approximately 4 years ago and considered functional obsolescence. The useful life for software is based upon its completion in 2011 and taking into consideration functional obsolescence.

**Note 6: Goodwill and Intangible Assets**

The following table highlights the Company's Goodwill and other intangible assets (amounts in thousands):

| | March 31, 2012 | | March 31, 2011 | |
|---|---|---|---|---|
| | Carrying Amount | Accumulated Amortization | Carrying Amount | Accumulated Amortization |
| ***Indefinite Lived Intangible Assets:*** | | | | |
| Goodwill | $ 36,676 | $ — | $ — | $ — |
| Trademarks | 7,644 | — | 7,644 | — |
| Unamortized intangible assets | 44,320 | — | 7,644 | — |
| ***Amortized Intangibles:*** | | | | |
| Customer relationships, patents and other (3 - 18 years) | 43,813 | 9,930 | 20,910 | 8,462 |
| | $ 88,133 | $ 9,930 | $ 28,554 | $ 8,462 |

For fiscal years ended March 31, 2012, 2011 and 2010 amortization related to intangibles was $2.0 million, $2.3 million and $2.6 million, respectively. The weighted average useful life of amortized intangibles was 16 years and 13 years in the fiscal years ended March 31, 2012 and 2011, respectively. Estimated amortization of intangible assets for the next five fiscal years and thereafter is $2.3 million, $2.2 million, $2.2 million, $2.2 million, $2.2 million and $22.8 million.

In the first quarter of fiscal year 2012, the Company completed its impairment test on the intangible assets with indefinite useful life and concluded that no impairment existed.

**Note 6: Goodwill and Intangible Assets (Continued)**

The changes in the carrying amount of goodwill for the year ended March 31, 2012 are as follows (amounts in thousands):

| | Fiscal Year 2012 |
|---|---|
| Balance at March 31, 2011 | $ — |
| Acquisitions | 36,676 |
| Balance at March 31, 2012 | $ 36,676 |

**Note 7: Asset Sales**

During the second quarter of fiscal year 2011, the Company sold a building and related equipment for net proceeds of $3.4 million resulting in a net gain of $1.6 million which is recognized as a component of the line item "Net (gain) loss on sales and disposals of assets" on the Consolidated Statements of Operations.

In the ordinary course of business, the Company may incur losses due to the obsolescence and disposal of fixed assets. The net losses incurred in the ordinary course of business totaled $0.3 million, $0.3 million and $0.5 million in fiscal years 2012, 2011 and 2010, respectively and are included in the line item "Net (gain) loss on sales and disposals of assets" in the Consolidated Statements of Operations.

**Note 8: Segment and Geographic Information**

The Company is organized into three business groups: Tantalum, Ceramic, and Film and Electrolytic based primarily on products lines. Each business group is responsible for the operations of certain manufacturing sites as well as all related research and development efforts. The sales and marketing functions are shared by each of the business groups and the costs of which are allocated to the business groups based on the business groups' respective budgeted net sales. In addition, all corporate costs are allocated to the business groups based on their respective budgeted net sales.

*Tantalum*

Tantalum operates in seven manufacturing sites in Portugal, Mexico, China and the United States and maintains a product innovation center in the United States. This business group produces tantalum and aluminum polymer capacitors and produces tantalum powder used in the production of tantalum capacitors. Tantalum products are sold in all regions of the world.

*Ceramic*

Ceramic operates in two manufacturing locations in Mexico and a finishing plant in China and maintains a product innovation center in the United States. This business group produces ceramic capacitors. Ceramic products are sold in all regions of the world.

*Film and Electrolytic*

Film and Electrolytic operates fourteen manufacturing sites throughout Europe, Asia, Mexico and the United States and maintains a product innovation center in Sweden. This business group produces film, paper, and electrolytic capacitors. Film and Electrolytic products are sold in all regions in the world.

**Note 8: Segment and Geographic Information (Continued)**

The following tables summarize information about each segment's net sales, operating income (loss), depreciation and amortization, capitalized expenditures and total assets (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Net sales:** | | | |
| Tantalum | $ 416,995 | $ 486,595 | $ 343,797 |
| Ceramic | 213,767 | 210,509 | 171,153 |
| Film and Electrolytic | 354,071 | 321,384 | 221,385 |
| | $ 984,833 | $ 1,018,488 | $ 736,335 |
| **Operating income (loss)(1)(2)(3):** | | | |
| Tantalum | $ 8,408 | $ 88,456 | $ 28,424 |
| Ceramic | 38,342 | 38,791 | 24,374 |
| Film and Electrolytic | (8,949) | 2,014 | (45,101) |
| | $ 37,801 | $ 129,261 | $ 7,697 |
| **Depreciation and amortization:** | | | |
| Tantalum | $ 23,423 | $ 31,215 | $ 29,938 |
| Ceramic | 7,243 | 8,627 | 9,012 |
| Film and Electrolytic | 13,458 | 13,090 | 13,694 |
| | $ 44,124 | $ 52,932 | $ 52,644 |
| **Capital expenditures:** | | | |
| Tantalum | $ 10,722 | $ 11,264 | $ 6,572 |
| Ceramic | 14,124 | 5,760 | 2,603 |
| Film and Electrolytic | 24,468 | 17,965 | 3,746 |
| | $ 49,314 | $ 34,989 | $ 12,921 |

(1) Restructuring charges included in Operating income (loss) were as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Total restructuring:** | | | |
| Tantalum | $ 950 | $ 864 | $ 1,941 |
| Ceramic | 211 | 444 | 543 |
| Film and Electrolytic | 13,093 | 5,863 | 6,714 |
| | $ 14,254 | $ 7,171 | $ 9,198 |

**Note 8: Segment and Geographic Information (Continued)**

(2) Impairment charges and write downs included in Operating income (loss) were as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Write down of long-lived assets:** | | | |
| Tantalum | $ 15,786 | $ — | $ 656 |

(3) (Gain) loss on sales and disposals of assets included in Operating income (loss) were as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **(Gain) loss on sales and disposals of assets:** | | | |
| Tantalum | $ 269 | $ 25 | $ (1,226) |
| Ceramic | 69 | (1,578) | 183 |
| Film and Electrolytic | (20) | 292 | 40 |
| | $ 318 | $ (1,261) | $ (1,003) |

| | March 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Total assets:** | | |
| Tantalum | $ 511,193 | $ 435,311 |
| Ceramic | 201,971 | 179,639 |
| Film and Electrolytic | 262,388 | 269,359 |
| | $ 975,552 | $ 884,309 |

**Note 8: Segment and Geographic Information (Continued)**

The following highlights net sales by geographic location (amounts in thousands):

| | Fiscal Years Ended March 31,(1) | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States | $ 237,472 | $ 240,775 | $ 167,638 |
| Hong Kong | 147,054 | 171,129 | 128,292 |
| Germany | 143,119 | 131,107 | 106,807 |
| Europe(2)(3) | 119,552 | 136,552 | 89,737 |
| China | 104,524 | 114,879 | 71,963 |
| United Kingdom | 39,512 | 34,321 | 19,485 |
| Singapore | 33,633 | 37,118 | 29,045 |
| Italy | 32,512 | 39,525 | 25,155 |
| Asia Pacific(2)(3) | 31,061 | 37,443 | 41,551 |
| Netherlands | 19,455 | 20,426 | 12,902 |
| Malaysia | 18,345 | 21,138 | 14,194 |
| Finland | 18,010 | 20,796 | 17,084 |
| Other countries(2) | 40,584 | 13,279 | 12,482 |
| | $ 984,833 | $ 1,018,488 | $ 736,335 |

(1) Revenues are attributed to countries or regions based on the location of the customer. The Company sold $125.3 million, $133.3 million and $86.5 million in fiscal years 2012, 2011 and 2010, respectively, to one customer, TTI, Inc. Tantalum sales to TTI, Inc. were $68.0 million, $81.3 million and $46.7 million in fiscal years 2012, 2011 and 2010, respectively. Ceramic sales to TTI, Inc. were $44.3 million, $44.2 million and $36.5 million in fiscal years 2012, 2011 and 2010, respectively. Film and Electrolytic sales to TTI, Inc. were $13.0 million, $7.8 million and $3.3 million in fiscal years 2012, 2011 and 2010, respectively.

(2) No country included in this caption exceeded 2% of consolidated net sales for fiscal years 2012, 2011 and 2010.

(3) Excluding the specific countries listed in this table.

**Note 8: Segment and Geographic Information (Continued)**

The following geographic information includes Property, plant and equipment, Goodwill, Intangible assets, net, based on physical location (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2012 | 2011 |
| United States | $ 146,876 | $ 57,625 |
| Mexico | 65,255 | 64,993 |
| Italy | 58,976 | 61,719 |
| China | 40,415 | 42,928 |
| Portugal | 35,971 | 60,459 |
| Indonesia | 7,979 | 7,974 |
| Finland | 7,904 | 8,860 |
| Macedonia | 7,757 | — |
| United Kingdom | 7,393 | 8,300 |
| Other | 15,525 | 17,646 |
| | $ 394,051 | $ 330,504 |

**Note 9: Pension and Other Post-retirement Benefit Plans**

The Company sponsors defined benefit pension plans which include seven in Europe, one in Singapore and two in Mexico. The Company funds the pension liabilities in accordance with laws and regulations applicable to those plans.

The Company has two post-retirement benefit plans: health care and life insurance benefits for certain retired United States employees who reached retirement age while working for the Company. The health care plan is contributory, with participants' contributions adjusted annually. The life

**Note 9: Pension and Other Post-retirement Benefit Plans (Continued)**

insurance plan is non-contributory. A summary of the changes in benefit obligations and plan assets is as follows (amounts in thousands):

| | Pension | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **Change in Benefit Obligation** | | | | |
| Benefit obligation at beginning of the year | $ 44,402 | $ 36,775 | $ 1,339 | $ 1,395 |
| Service cost | 1,310 | 1,060 | — | — |
| Interest cost | 2,111 | 1,836 | 44 | 62 |
| Plan participants' contributions | 84 | 66 | 517 | 557 |
| Actuarial (gain) loss | 2,852 | 3,550 | (206) | (7) |
| Foreign currency exchange rate change | (1,352) | 3,030 | — | — |
| Gross benefits paid | (1,515) | (1,436) | (637) | (668) |
| Plan amendments and other | — | 270 | — | — |
| Curtailments and settlements | — | (749) | — | — |
| Benefit obligation at end of year | $ 47,892 | $ 44,402 | $ 1,057 | $ 1,339 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | $ 15,919 | $ 12,866 | $ — | $ — |
| Actual return on plan assets | 719 | 1,308 | — | — |
| Foreign currency exchange rate changes | 48 | 1,521 | — | — |
| Employer contributions | 1,901 | 1,841 | 120 | 111 |
| Settlements | — | (247) | — | — |
| Plan participants' contributions | 84 | 66 | 517 | 557 |
| Gross benefits paid | (1,515) | (1,436) | (637) | (668) |
| Fair value of plan assets at end of year | $ 17,156 | $ 15,919 | $ — | $ — |
| **Funded status at end of year** | | | | |
| Fair value of plan assets | $ 17,156 | $ 15,919 | $ — | $ — |
| Benefit obligations | (47,892) | (44,402) | (1,057) | (1,339) |
| Amount recognized at end of year | $ (30,736) | $ (28,483) | $ (1,057) | $ (1,339) |

The Company expects to contribute $2.8 million to the pension plans in fiscal year 2013, which includes direct contributions to be made for funded plans and benefit payments to be made for unfunded plans.

The Company does not prefund its post-retirement health care and life insurance benefit plans. As a result, the Company is annually responsible for the payment of benefits as incurred by the plans. The

**Note 9: Pension and Other Post-retirement Benefit Plans (Continued)**

Company anticipates making payments of $119 thousand during fiscal year 2013. Amounts recognized in the Consolidated Balance Sheets consist of the following (amounts in thousands):

| | Pension | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Current liability | $ (1,183) | $ (3,313) | $ (117) | $ (147) |
| Noncurrent liability | (29,553) | (25,170) | (940) | (1,192) |
| Amount recognized, end of year | $ (30,736) | $ (28,483) | $ (1,057) | $ (1,339) |

Amounts recognized in Accumulated other comprehensive income (loss) consist of the following (amounts in thousands):

| | Pension | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Net actuarial loss (gain) | $ 10,889 | $ 8,655 | $ (1,993) | $ (2,111) |
| Prior service cost | 137 | 162 | — | — |
| Accumulated other comprehensive income (loss) | $ 11,026 | $ 8,817 | $ (1,993) | $ (2,111) |

The tax effect on the above balances was $2.8 million and $1.5 million as of March 31, 2012 and 2011, respectively.

Components of benefit costs (credit) consist of the following (amounts in thousands):

| | Pension | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Net service cost | $ 1,310 | $ 1,060 | $ 977 | $ — | $ — | $ — |
| Interest cost | 2,111 | 1,836 | 1,725 | 44 | 62 | 77 |
| Expected return on plan assets | (712) | (677) | (586) | — | — | — |
| Amortization: | | | | | | |
| Actuarial (gain) loss | 392 | 126 | (541) | (323) | (306) | (388) |
| Prior service cost | 25 | 22 | 21 | — | — | — |
| Recurring activity | 3,126 | 2,367 | 1,596 | (279) | (244) | (311) |
| One time curtailment expense | — | 291 | — | — | — | — |
| Net periodic benefit cost (credit) | $ 3,126 | $ 2,658 | $ 1,596 | $ (279) | $ (244) | $ (311) |

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit costs in fiscal year 2013 are actuarial losses of $0.5 million, and prior service costs of $24 thousand.

**Note 9: Pension and Other Post-retirement Benefit Plans (Continued)**

The asset allocation for the Company's defined benefit pension plans at March 31, 2012 and the target allocation for 2012, by asset category, are as follows:

| Asset Category | Target Allocation (%) | Plan Assets at March 31, 2012 (%) |
|---|---|---|
| Insurance(1) | 60 | 56 |
| International equities | 15 | 15 |
| International bonds | 15 | 28 |
| Other | 10 | 1 |
| | 100 | 100 |

(1) Primarily comprised of assets held by the defined benefit pension plan in Switzerland. These assets are fully insured and the insurance company guarantees that the defined benefit pension plan is fully funded. These assets are also guaranteed by the government in Switzerland.

The Company's investment strategy for its defined benefit pension plans is to maximize long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation range for each asset class and the fund is managed within those ranges. The plans use a number of investment approaches including insurance products, equity and fixed income funds in which the underlying securities are marketable in order to achieve this target allocation. Certain plans invest solely in insurance products. The Company continuously monitors the performance of the overall pension asset portfolio, asset allocation policies, and the performance of individual pension asset managers and makes adjustments and changes, as required. The Company does not manage any assets internally, does not have any passive investments in index funds, and does not directly utilize futures, options, or other derivative instruments or hedging strategies with regard to the pension plans; however, the investment mandate of some pension asset managers allows the use of the foregoing as components of their portfolio management strategies.

The expected rate of return was determined by modeling the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

**Note 9: Pension and Other Post-retirement Benefit Plans (Continued)**

Other changes in plan assets and benefit obligations recognized in Accumulated other comprehensive income (loss) are as follows (amounts in thousands):

| | Pension | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Current year actuarial (gain) loss | $ 2,845 | $ 2,918 | $ 2,556 | $ (206) | $ (7) | $ 172 |
| Foreign currency exchange rate changes | (218) | 728 | 243 | 323 | 306 | 388 |
| Amortization of actuarial gain (loss) | (392) | (649) | 541 | — | — | — |
| Current year prior service cost | — | 270 | — | — | — | — |
| Amortization of prior service cost | (25) | (292) | (21) | — | — | — |
| Total recognized in other comprehensive income | $ 2,210 | $ 2,975 | $ 3,319 | $ 117 | $ 299 | $ 560 |
| Total recognized in net periodic benefit cost and other comprehensive income (loss) | $ 5,336 | $ 5,633 | $ 4,915 | $ (162) | $ 55 | $ 249 |

Each of these changes has been factored into the following benefit payments schedule for the next ten fiscal years. The Company expects to have benefit payments in the future as follows (amounts in thousands):

| | Expected benefit payments | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 - 2022 |
| Pension benefits | $ 2,365 | $ 1,864 | $ 1,969 | $ 2,055 | $ 2,386 | $ 13,080 |
| Other benefits | 119 | 117 | 115 | 110 | 105 | 411 |
| | $ 2,484 | $ 1,981 | $ 2,084 | $ 2,165 | $ 2,491 | $ 13,491 |

**Note 9: Pension and Other Post-retirement Benefit Plans (Continued)**

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic cost for the pension and post-retirement plan (amounts in thousands except percentages):

| | Pension | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Projected benefit obligation: | | | | |
| Discount rate | 4.2% | 5.0% | 3.5% | 4.4% |
| Rate of compensation increase | 2.9% | 2.9% | — | — |
| Health care cost trend on covered charges | — | — | 7.5% decreasing to ultimate trend of 5% in 2017 | 8.0% decreasing to ultimate trend of 5% in 2016 |
| Net periodic benefit cost: | | | | |
| Discount rate | 5.0% | 5.1% | 4.4% | 4.7% |
| Rate of compensation increase | 2.9% | 2.9% | — | — |
| Expected return on plan assets | 4.4% | 5.1% | — | — |
| Health care cost trend on covered charges | — | — | 7.5% decreasing to ultimate trend of 5% in 2016 | 7.5% decreasing to ultimate trend of 5% in 2016 |
| Sensitivity of retiree welfare results | | | | |
| Effect of a one percentage point increase in assumed health care cost trend: | | | | |
| —On total service and interest costs components | | | $ 1 | $ 2 |
| —On post-retirement benefits obligation | | | 27 | 40 |
| Effect of a one percentage point decrease in assumed health care cost trend: | | | | |
| —On total service and interest costs components | | | (1) | (2) |
| —On post-retirement benefits obligation | | | (25) | (37) |

The measurement date used to determine pension and post-retirement benefits is March 31.

The Company evaluated input from its third-party actuary to determine the appropriate discount rate. The determination of the discount rate is based on various factors such as the rate on bonds, term of the expected payouts, and long-term inflation factors.

**Note 9: Pension and Other Post-retirement Benefit Plans (Continued)**

The following table sets forth by level, within the fair value hierarchy as described in Note 1, the pension plan's assets, required to be carried at fair value on a recurring basis as of March 31, 2012 and March 31, 2011 (amounts in thousands):

| | Fair Value March 31, 2012 | Fair Value Measurement Using | | | Fair Value March 31, 2011 | Fair Value Measurement Using | | |
|---|---|---|---|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 | | Level 1 | Level 2 | Level 3 |
| Cash and cash equivalents | $ — | $ — | $— | $ — | $ — | $ — | $— | $ — |
| Equity securities: | | | | | | | | |
| International equities | 2,520 | 2,520 | — | — | 3,354 | 3,354 | — | — |
| Fixed income securities: | | | | | | | | |
| International bonds | 4,802 | 4,802 | — | — | 3,272 | 3,272 | — | — |
| Insurance contracts | 9,700 | — | — | 9,700 | 9,145 | — | — | 9,145 |
| Other | 134 | 134 | — | — | 148 | 148 | — | — |
| | $ 17,156 | $ 7,456 | $— | $ 9,700 | $ 15,919 | $ 6,774 | $— | $ 9,145 |

The table below sets forth a summary of changes in the fair value of the defined benefit pension plan's Level 3 assets for the fiscal year ended March 31, 2012 (amounts in thousands):

| | Fiscal Year 2012 |
|---|---|
| Balance at March 31, 2011 | $ 9,145 |
| Actual return on plan assets | 158 |
| Employer contributions | 812 |
| Employee contributions | 84 |
| Benefits paid | (573) |
| Foreign currency exchange rate change | 74 |
| Balance at March 31, 2012 | $ 9,700 |

The Company also sponsors a deferred compensation plan for highly compensated employees. The plan is non-qualified and allows certain employees to contribute to the plan. Gains net of the Company matches related to the deferred compensation plan were $26 thousand in fiscal year 2012, $6 thousand in fiscal year 2011, and $0.5 million in fiscal year 2010. Total benefits accrued under this plan were $2.3 million and $2.1 million at March 31, 2012 and March 31, 2011, respectively.

In addition, the Company has a defined contribution retirement plan (the "Savings Plan") in which all United States employees who meet certain eligibility requirements may participate. A participant may direct the Company to contribute amounts, based on a percentage of the participant's compensation, to the Savings Plan through the execution of salary reduction agreements. In addition, the participants may elect to make after-tax contributions. Until January 1, 2009, the Company matched contributions to the Savings Plan up to 6% of the employee's salary. Effective January 1, 2009, the Company temporarily suspended its matching contributions, reducing contributions from 6% to 0%. Effective August 1, 2009, the Company reactivated its U.S. defined contribution retirement plan match. The Company made matching contributions of $2.2 million, $1.7 million and $1.0 million in fiscal years 2012, 2011, and 2010, respectively.

### Note 10: Stock-Based Compensation

The Company's stock-based compensation plans are broad-based, long-term retention programs intended to attract and retain talented employees and align stockholder and employee interests. The major components of stock-based compensation expense are as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Employee stock options | $ 1,330 | $ 566 | $ 665 |
| Restricted stock | 769 | 329 | 39 |
| Long-term incentive plan | 976 | 888 | 1,161 |
| | $ 3,075 | $ 1,783 | $ 1,865 |

For fiscal years 2012, 2011 and 2010, compensation expense associated with all stock-based compensation plans of $2.3 million, $1.6 million and $1.4 million, respectively was recorded in the line item "Selling, general and administrative expense" on the Consolidated Statements of Operations. For fiscal years 2012, 2011 and 2010, compensation expense associated with all stock-based compensation plans of $0.8 million, $0.2 million and $0.5 million, respectively was recorded in the line item "Cost of sales" on the Consolidated Statements of Operations.

### Employee Stock Options

At March 31, 2012, the Company had three option plans with outstanding stock options: the 1992 Key Employee Stock Option Plan, the 1995 Executive Stock Plan, and the 2004 Long-Term Equity Incentive Plan. In addition, the Company had one plan, the 2011 Omnibus Equity Incentive Plan (the "2011 Incentive Plan") that reserved shares of common stock for issuance to executives and key employees. The 2011 Incentive Plan has authorized the grant of up to 4.8 million shares of the Company's common stock, which is comprised of 4.0 million shares under the new plan and 0.8 million shares which remained under the Prior Plans. The 2011 Incentive Plan authorizes the Company to provide equity-based compensation in the form of (1) stock options, including incentive stock options, entitling the optionee to favorable tax treatment under Section 422 of the Code; (2) stock appreciation rights; (3) restricted stock and restricted stock units; (4) other share-based awards; and (5) performance awards. Options issued under these plans vest within one to four years and expire ten years from the grant date. Stock options granted to the Company's Chief Executive Officer on January 27, 2010 vest 50% on June 30, 2014 and 50% on June 30, 2015. Some grants vest on a pro rata basis over a period of 3-4 years, the Company has elected to account for these graded vesting grants on an accelerated basis. If available, the Company issues shares of Common Stock from treasury stock upon exercise of stock options and vesting of restricted stock units. The Company has no plans to purchase additional shares in conjunction with its employee stock option program in the near future.

**Note 10: Stock-Based Compensation (Continued)**

Employee stock option activity for fiscal year 2012 is as follows (amounts in thousands, except exercise price, fair value and contractual life):

| | Options | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at March 31, 2011 | 1,543 | $ 14.54 |
| Granted | 416 | 9.68 |
| Exercised | (133) | 2.19 |
| Forfeited | (8) | 9.49 |
| Expired | (49) | 47.22 |
| Outstanding at March 31, 2012 | 1,769 | 13.43 |
| Exercisable at March 31, 2012 | 1,083 | 16.35 |
| Remaining weighted average contractual life of options exercisable (years) | | 4.9 |

The weighted average grant-date fair value during fiscal years 2012, 2011 and 2010 was $5.78, $5.55 and $1.47, respectively. The total estimated fair value of shares vested during fiscal years 2012, 2011 and 2010 was $0.6 million, $0.2 million and $1.3 million, respectively. The intrinsic value of stock options exercised in fiscal year 2012 was $1.0 million.

The following table sets forth the exercise prices, the number of options outstanding and exercisable and the remaining contractual lives of the Company's stock options as of March 31, 2012 (amounts in thousands except exercise price and contractual life):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices ($) | Number Outstanding at 3/31/12 | Weighted-Average Remaining Contractual Life (years) | Weighted-Average Exercise Price ($) | Number Exercisable at 3/31/12 | Weighted-Average Exercise Price ($) |
| 0.87 to 1.92 | 225 | 7.1 | 1.76 | 225 | 1.76 |
| 1.93 to 7.50 | 278 | 7.5 | 4.34 | 195 | 4.32 |
| 7.51 to 12.12 | 599 | 9.1 | 9.01 | 35 | 8.49 |
| 12.13 to 21.75 | 212 | 4.5 | 19.91 | 173 | 21.00 |
| 21.76 to 23.16 | 191 | 5.2 | 22.70 | 191 | 22.70 |
| 23.17 to 34.11 | 149 | 2.1 | 25.33 | 149 | 25.33 |
| 34.12 to 59.40 | 115 | 1.6 | 38.52 | 115 | 38.52 |
| | 1,769 | 6.5 | 13.43 | 1,083 | 16.35 |

As of March 31, 2012, the intrinsic value related to options outstanding was $3.3 million. Total unrecognized compensation cost, net of estimated forfeitures, related to non-vested options was $3.5 million as of March 31, 2012. This cost is expected to be recognized over a weighted-average period of 1.4 years. At March 31, 2012 and 2011, respectively, the weighted average exercise price of stock options expected to vest was $9.07 and $4.62, respectively.

**Note 10: Stock-Based Compensation (Continued)**

The Company measures the fair value of each employee stock option grant at the date of grant using a Black-Scholes option pricing model. This model requires the input of assumptions regarding a number of complex and subjective variables that will usually have a significant impact on the fair value estimate. The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model to value stock option grants:

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Assumptions: | | | |
| Expected volatility | 83.2% | 85.9% | 64.6% |
| Risk-free interest rate | 0.7% | 1.0% | 3.2% |
| Expected option lives in years | 4.1 | 4.1 | 3.2 |
| Dividend yield | — | — | — |

The expected volatility is based on a historical volatility calculation of the Company's stock price. The risk-free rate is based on the U.S. Treasury yield with a maturity commensurate with the expected term, which was between three years and four years for the fiscal years ended March 31, 2012, 2011 and 2010. The expected term is based on the Company's historical option term which considers the weighted-average vesting, contractual term and vesting schedule. In addition, stock-based compensation expense is calculated based on the number of awards that are ultimately expected to vest, and therefore has been reduced for estimated forfeitures. The Company's estimate of expected forfeitures is based on the Company's actual historical annual forfeiture rate of 2.5%. The estimated forfeiture rate, which is evaluated each balance sheet date throughout the life of the award, provides a time-based adjustment of forfeited shares. The estimated forfeiture rate is reassessed at each balance sheet date and may change based on new facts and circumstances. The dividend yield is based on a set dividend rate of 0.0% as the Company has not paid and does not anticipate paying dividends.

All options plans provide that options to purchase shares be supported by the Company's authorized but unissued common stock or treasury stock. All restricted stock and performance awards are also supported by the Company's authorized but unissued common stock or treasury stock. The prices of the options granted pursuant to these plans are not less than 100% of the value of the shares on the date of the grant.

**Performance Vesting Stock Options**

During fiscal year 2006, the Company issued 166,667 performance awards with a weighted-average exercise price of $24.15 to the Chief Executive Officer which will entitle him to receive shares of common stock if and when the stock price maintains certain thresholds. These awards are open ended until they vest and will have a ten-year life after vesting or will expire on the third year following retirement, whichever comes first. Effective March 4, 2010, 83,333 of these awards were voluntarily relinquished and no concurrent grant, replacement award or other valuable consideration was provided.

**Note 10: Stock-Based Compensation (Continued)**

Restricted stock activity for fiscal year 2012 is as follows (amounts in thousands except fair value):

| | Shares | Weighted-average Fair Value on Grant Date |
|---|---|---|
| Non-vested restricted stock at March 31, 2011 | 130 | $ 6.34 |
| Granted | 380 | 9.11 |
| Vested | (47) | 9.96 |
| Non-vested restricted stock at March 31, 2012 | 463 | 8.25 |

*Restricted Stock*

The Company grants shares of restricted stock to members of the Board of Directors, the Chief Executive Officer and certain executives. In fiscal year 2012, restricted stock granted to the Board of Directors vests in nine months, restricted stock granted to the Chief Executive Officer vests on June 30, 2017 and restricted stock granted to certain executives vests 25% per year over four years. The contractual term on restricted stock is indefinite. As of March 31, 2012, unrecognized compensation costs related to the unvested restricted stock share based compensation arrangements granted was $3.2 million. The expense is being recognized over the respective vesting periods. As of March 31, 2011, unrecognized compensation costs related to the unvested restricted stock share based compensation arrangements granted was $0.5 million.

**Restricted Stock and Long-Term Incentive Plans ("LTIP")**

*2010/2011 LTIP*

During fiscal year 2010, the Board of Directors approved a new long-term incentive plan ("2010/2011 LTIP") based upon the achievement of an Adjusted EBITDA target for the combined fiscal years 2010 and 2011. The 2010/2011 LTIP provides for an award which up to 15% can be paid out in restricted shares of the Company's common stock.

The 2010/2011 LTIP entitled the participants to receive cash and at the time of the award and at the sole discretion of the compensation committee they may receive up to 15% of the award as shares of KEMET common stock. The Company assessed the likelihood of meeting the Adjusted EBITDA financial metric on a quarterly basis and has recorded an expense of $2.8 million in the fiscal year ended March 31, 2011, based on this assessment. As of March 31, 2011, the Company had accrued $4.5 million based upon this assessment and the related liability is reflected in the line item "Accrued expenses" on the Consolidated Balance Sheets and $0.5 million in the line item "Additional paid-in capital" on the Consolidated Balance Sheets. During the second quarter of fiscal year 2012, the Company paid the cash component of the award and issued 15% of the total award in restricted shares.

*2011/2012 LTIP*

During the first quarter of fiscal year 2011, the Board of Directors of the Company approved a new long-term incentive plan ("2011/2012 LTIP") based upon the achievement of an Adjusted EBITDA target for the two-year period comprised of fiscal years 2011 and 2012. At the time of the award,

**Note 10: Stock-Based Compensation (Continued)**

participants will receive at 25% of the award, in restricted shares of the Company's common stock; and the remainder will be realized in cash. The Company assesses the likelihood of meeting the Adjusted EBITDA financial metric on a quarterly basis and has recorded an expense of $1.1 million in fiscal year 2012, based on this assessment. As of March 31, 2012, the Company has accrued $4.7 million, which is reflected in the line item "Accrued expenses" on the Consolidated Balance Sheets and $1.4 million in the line item "Additional paid-in capital" on the Consolidated Balance Sheets.

*2012/2013 LTIP*

During the first quarter of fiscal year 2012, the Board of Directors of the Company approved the 2012/2013 LTIP, a new long-term incentive plan based upon the achievement of an Adjusted EBITDA target for the two-year period comprised of fiscal years 2012 and 2013. At the time of the award, participants will receive restricted shares of the Company's common stock of up to 100% of the award earned. The Company assesses the likelihood of meeting the Adjusted EBITDA financial metric and concluded that the target would not be achieved. Accordingly, no compensation expense was recorded during fiscal year 2012. The Company will continue to monitor the likelihood of whether the Adjusted EBITDA financial metric will be realized and will adjust compensation expense to match expectations.

In the Operating activities section of the Consolidated Statements of Cash Flows, stock-based compensation expense was treated as an adjustment to net income (loss) for fiscal years 2012, 2011 and 2010.

**Note 11: Income Taxes**

The components of Income (loss) before income taxes consist of (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Domestic (U.S.) | $ (6,568) | $ 27,473 | $ (72,265) |
| Foreign (Outside U.S.) | 15,012 | 38,275 | 7,854 |
| | $ 8,444 | $ 65,748 | $ (64,411) |

**Note 11: Income Taxes (Continued)**

The provision (benefit) for Income tax expense is as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current: | | | |
| Federal | $ (938) | $ — | $ — |
| State and local | 49 | 58 | 627 |
| Foreign | 7,195 | 6,049 | 2,358 |
| | 6,306 | 6,107 | 2,985 |
| Deferred: | | | |
| Federal | 11 | 21 | — |
| State and local | (394) | 99 | 358 |
| Foreign | (4,171) | (3,523) | 1,693 |
| | (4,554) | (3,403) | 2,051 |
| Income tax expense | $ 1,752 | $ 2,704 | $ 5,036 |

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 (%) | 2011 (%) | 2010 (%) |
| Statutory U.S. federal income tax rate | 35.0 | 35.0 | 35.0 |
| Change in tax exposure reserves | 14.9 | (0.2) | (0.1) |
| Change in valuation allowance | 13.2 | (22.9) | 31.5 |
| Taxable foreign source income | 4.6 | 6.8 | (12.1) |
| State income taxes, net of federal taxes | 4.5 | 0.2 | (0.7) |
| Other non-deductible expenses | 3.5 | 1.5 | (0.9) |
| Effect of tax law changes | (4.7) | — | — |
| Income tax settlements | (14.1) | — | — |
| Effect of foreign operations | (36.2) | (16.3) | (2.0) |
| Platinum warrant | — | — | (49.1) |
| Tax credits | — | — | (9.4) |
| Effective income tax rate | 20.7 | 4.1 | (7.8) |

**Note 11: Income Taxes (Continued)**

The components of deferred tax assets and liabilities are as follows (amounts in thousands):

| | March 31, 2012 | March 31, 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carry forwards | $ 135,458 | $ 127,626 |
| Sales allowances and inventory reserves | 12,937 | 10,182 |
| Tax credits | 11,763 | 11,690 |
| Medical and employee benefits | 8,960 | 7,576 |
| Stock options | 3,574 | 3,712 |
| Other | 8,259 | 6,411 |
| Gross deferred tax assets | 180,951 | 167,197 |
| Less valuation allowance | (149,306) | (143,216) |
| Net deferred tax assets | 31,645 | 23,981 |
| Deferred tax liabilities: | | |
| Depreciation and differences in basis | (14,598) | (20,372) |
| Amortization of intangibles and debt discounts | (9,394) | (2,792) |
| Non-amortized intangibles | (2,591) | (2,595) |
| Other | (949) | (881) |
| Gross deferred tax liabilities | (27,532) | (26,640) |
| Net deferred tax asset (liability) | $ 4,113 | $ (2,659) |

The following table presents the annual activities included in the deferred tax valuation allowance:

| | Valuation Allowance for Deferred Tax Assets |
|---|---|
| Balance at March 31, 2009 | $ 195,586 |
| Charge (benefit) to costs and expenses | (28,679) |
| Deductions | 4,690 |
| Balance at March 31, 2010 | 162,217 |
| Charge (benefit) to costs and expenses | (11,623) |
| Deductions | 7,378 |
| Balance at March 31, 2011 | 143,216 |
| Charge (benefit) to costs and expenses | 10,206 |
| Deductions | 4,116 |
| Balance at March 31, 2012 | $ 149,306 |

In fiscal year 2012, the valuation allowance increased $6.1 million primarily as a result of the increase in federal net operating loss carryforwards offset by a decrease in net operating loss carryforwards in certain foreign jurisdictions. In fiscal year 2011, the valuation allowance decreased

**Note 11: Income Taxes (Continued)**

$19.0 million primarily as a result of the decrease in net operating loss carryforwards in the U.S. and in certain foreign jurisdictions. In fiscal year 2010, the valuation allowance decreased $33.4 million primarily as a result of the decrease in net operating loss carryforwards in the U.S. and in certain foreign jurisdictions and from a decrease in foreign tax credits claimed. Deductions in fiscal years 2012, 2011 and 2010 resulted from expiring net operating loss carryforwards and expiring tax credits in certain foreign jurisdictions.

The change in net deferred income tax asset (liability) for the current year is presented below (amounts in thousands):

| | Fiscal Year 2012 |
|---|---|
| Balance at March 31, 2011 | $ (2,659) |
| Deferred income taxes related to operations | 4,554 |
| Deferred income taxes related to purchased subsidiary | 311 |
| Deferred income taxes related to other comprehensive income | 1,256 |
| Foreign currency translation | 651 |
| Balance at March 31, 2012 | $ 4,113 |

As of March 31, 2012 and 2011, the Company's gross deferred tax assets are reduced by a valuation allowance of $149.3 million and $143.2 million, respectively. A full valuation allowance on U.S. deferred tax assets was determined to be necessary based on the existence of significant negative evidence such as a cumulative three-year loss of the U.S. consolidated group. The valuation allowance increased $6.1 million during fiscal year 2012. The valuation allowance increase resulted primarily from additional federal and state net operating loss carryforwards generated during fiscal year 2012 and from the acquired net operating loss carryforwards and other deferred tax assets of Blue Powder which was purchased in fiscal year 2012.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of March 31, 2012. However, the amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of March 31, 2012, the Company had U.S. net operating loss carryforwards for federal and state income tax purposes of $275.3 million and $410.0 million, respectively. These U.S. net operating losses are available to offset future federal and state taxable income, if any, from 2024 through 2032. Foreign subsidiaries in Finland, Italy, Portugal and Sweden had net operating loss carryforwards totaling $87.8 million of which $16.5 million will expire in one year if unused. The net operating losses in Portugal and Finland are available to offset future taxable income through 2015 and 2019,

**Note 11: Income Taxes (Continued)**

respectively. The net operating losses in Italy and Sweden are available indefinitely to offset future taxable income. For the U.S. there is a greater likelihood of not realizing the future tax benefits of these deferred tax assets; and accordingly, the Company has recorded valuation allowances related to the net deferred tax assets in these jurisdictions. For the foreign jurisdictions with net operating loss carryforwards, a valuation allowance has been recorded where the Company does not expect to fully realize the deferred tax assets in the future.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the "Code") and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization. The issuance of the Platinum Warrant may have given rise to an "ownership change" for purposes of Section 382 of the Code. If such an ownership change were deemed to have occurred, the amount of our taxable income that could be offset by the Company's net operating loss carryovers in taxable years after the ownership change would be severely limited. While the Company believes that the issuance of the Platinum Warrant did not result in an ownership change for purposes of Section 382 of the Code, there is no assurance that the Company's view will be unchallenged. Moreover, a future exercise of part or all of the Platinum Warrant may give rise to an ownership change in the future. Blue Powder was acquired which has substantial federal net operating losses that will now be limited due to the ownership change which occurred.

At March 31, 2012, the U.S. consolidated group of companies had the following tax credit carryforwards available (amounts in thousands):

| | Tax Credits | Fiscal Year of Expiration |
|---|---|---|
| U.S. foreign tax credits | $ 8,012 | 2017 |
| U.S. research credits | 171 | 2018 |
| Texas franchise tax credits | 3,579 | 2026 |

The Company conducts business in China through subsidiaries that qualify for a tax holiday. The tax holiday terminated on January 1, 2012 for one subsidiary, and will terminate on January 1, 2013 for two other subsidiaries. For calendar years 2011 and 2010 the statutory tax rate of 25% was reduced to 24% for the one subsidiary. For the other two subsidiaries, for calendar years 2012, 2011 and 2010, the statutory rate of 25% was reduced to 12.5%. For the fiscal year ended March 31, 2012, the Company realized an income tax benefit of $0.1 million from the tax holiday.

At March 31, 2012, unremitted earnings of the subsidiaries outside the United States were deemed to be permanently invested. The Company has $61.3 million of unremitted foreign earnings. There are no current plans to repatriate foreign earnings and no deferred tax liability was recognized with regard to such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

**Note 11: Income Taxes (Continued)**

At March 31, 2012, the Company had $6.3 million of unrecognized tax benefits. A reconciliation of gross unrecognized tax benefits (excluding interest and penalties) is as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Beginning of fiscal year | $ 5,156 | $ 5,010 | $ 5,010 |
| Additions for tax positions of the current year | 433 | 247 | 266 |
| Additions for tax positions of prior years | 820 | 29 | 56 |
| Reductions for tax positions of prior years | (39) | — | — |
| Lapse in statute of limitations | — | (130) | — |
| Settlements | (49) | — | (322) |
| End of fiscal year | $ 6,321 | $ 5,156 | $ 5,010 |

At March 31, 2012, $1.2 million of the $6.3 million of unrecognized income tax benefits would affect the Company's effective income tax rate, if recognized. It is reasonably possible that the total unrecognized tax benefit could decrease by $0.9 million in fiscal year 2013 related to uncertain tax positions in foreign jurisdictions which may settle or close.

The Company files income tax returns in the U.S. and multiple foreign jurisdictions, including various state and local jurisdictions. The U.S. Internal Revenue Service concluded its examinations of the Company's U.S. federal tax returns for all tax years through 2003. Because of net operating losses, the Company's U.S. federal returns for 2003 and later years will remain subject to examination until the losses are utilized. For our more significant foreign locations, we are subject to income tax examinations for the years 2007 and forward in Mexico and Germany, 2008 and forward in Italy and Portugal, and 2009 and forward in China. The Company recognizes potential accrued interest and penalties related to unrecognized income tax benefits within its global operations in income tax expense. The Company had $0.4 million and $0.2 million of accrued interest and penalties respectively at March 31, 2012 and March 31, 2011, which is included as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

**Note 12: Supplemental Balance Sheets and Statements of Operations Detail (amounts in thousands)**

| | March 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Accounts receivable:** | | |
| Trade | $ 122,413 | $ 167,705 |
| Allowance for doubtful accounts | (1,685) | (1,985) |
| Ship-from-stock and debit | (11,988) | (11,773) |
| Returns | (1,662) | (1,449) |
| Rebates | (1,113) | (787) |
| Price protection | (520) | (374) |
| Other | (495) | (967) |
| | $ 104,950 | $ 150,370 |

**Note 12: Supplemental Balance Sheets and Statements of Operations Detail (amounts in thousands) (Continued)**

The Company has agreements with distributors and certain other customers that, under certain conditions, allow for returns of overstocked inventory, provide protection against price reductions initiated by the Company and grant other sales allowances. Allowances for these commitments are included in the Consolidated Balance Sheets as reductions in trade accounts receivable. The Company adjusts sales based on historical experience. The following table presents the annual activities included in the allowance for these commitments:

| | Accounts Receivable Reserves |
|---|---|
| Balance at March 31, 2009 | $ 15,946 |
| Costs charged to expense | 56,394 |
| Write-offs | (58,515) |
| Balance at March 31, 2010 | 13,825 |
| Costs charged to expense | 69,086 |
| Write-offs | (65,576) |
| Balance at March 31, 2011 | 17,335 |
| Costs charged to expense | 71,462 |
| Write-offs | (71,237) |
| Other | (98) |
| Balance at March 31, 2012 | $ 17,462 |

| | March 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Inventories:** | | |
| Raw materials and supplies | $ 86,845 | $ 78,913 |
| Work in process | 72,411 | 78,681 |
| Finished goods | 70,122 | 64,310 |
| | 229,378 | 221,904 |
| Inventory reserves | (17,144) | (15,464) |
| | $ 212,234 | $ 206,440 |

**Note 12: Supplemental Balance Sheets and Statements of Operations Detail (amounts in thousands) (Continued)**

The following table presents the annual activities included in the inventory reserves:

| | Inventory Reserves |
|---|---|
| Balance at March 31, 2009 | $ 15,395 |
| Costs charged to expense | 11,578 |
| Write-offs | (7,207) |
| Other | 152 |
| Balance at March 31, 2010 | 19,918 |
| Costs charged to expense | 9,300 |
| Write-offs | (14,452) |
| Other | 698 |
| Balance at March 31, 2011 | 15,464 |
| Costs charged to expense | 9,941 |
| Write-offs | (8,253) |
| Other | (8) |
| Balance at March 31, 2012 | $ 17,144 |

| | Useful life (years) | March 31, 2012 | March 31, 2011 |
|---|---|---|---|
| **Property, plant and equipment:** | | | |
| Land and land improvements | 20 | $ 29,085 | $ 27,562 |
| Buildings | 20 - 40 | 136,647 | 129,560 |
| Machinery and equipment | 10 | 813,407 | 806,899 |
| Furniture and fixtures | 4 - 10 | 59,645 | 56,741 |
| Construction in progress | | 38,586 | 30,423 |
| Total property and equipment | | 1,077,370 | 1,051,185 |
| Accumulated depreciation | | (761,522) | (740,773) |
| | | $ 315,848 | $ 310,412 |

**Note 12: Supplemental Balance Sheets and Statements of Operations Detail (amounts in thousands) (Continued)**

| | | |
|---|---|---|
| **Accrued expenses:** | | |
| Salaries, wages, and related employee costs | $ 24,409 | $ 37,084 |
| Deferred acquisition payments | 15,622 | — |
| Vacation | 14,393 | 13,602 |
| Interest | 14,843 | 10,535 |
| Restructuring | 3,907 | 1,827 |
| Distribution | 3,790 | 4,550 |
| European social security accrual | 1,453 | 5,343 |
| Pension and post-retirement medical plans | 1,300 | 3,460 |
| Other | 9,362 | 11,890 |
| | $ 89,079 | $ 88,291 |

| | March 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Other non-current obligations:** | | |
| Deferred acquisition payments | $ 37,817 | $ — |
| Pension plans | 29,553 | 25,170 |
| Employee separation liability | 17,877 | 20,989 |
| European social security accrual | — | 2,074 |
| Incentive plan accrual | — | 4,442 |
| Restructuring | 7,567 | — |
| Other | 8,415 | 7,052 |
| | $ 101,229 | $ 59,727 |

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Other (income) expense, net:** | | | |
| Net foreign exchange (gains) losses | $ 919 | $ (2,888) | $ 4,105 |
| Gain on licensing of patents | — | (2,000) | — |
| Other | 46 | 196 | 16 |
| | $ 965 | $ (4,692) | $ 4,121 |

**Note 13: Income/Loss Per Share**

Basic earnings per share calculation is based on the weighted-average number of common shares outstanding. Diluted earnings per share calculation is based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options and Platinum Warrant. The following table presents the basic and

**Note 13: Income/Loss Per Share (Continued)**

diluted weighted-average number of shares of common stock (amounts in thousands, except per share data):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income (loss) | $ 6,692 | $ 63,044 | $ (69,447) |
| Weighted-average common shares outstanding: | | | |
| Basic | 43,285 | 29,847 | 26,971 |
| Assumed conversion of employee stock options | 281 | 312 | — |
| Assumed conversion of Platinum Warrant | 8,754 | 21,318 | — |
| Weighted-average shares outstanding (diluted) | 52,320 | 51,477 | 26,971 |
| Basic income (loss) per share | $ 0.15 | $ 2.11 | $ (2.57) |
| Diluted income (loss) per share | $ 0.13 | $ 1.22 | $ (2.57) |

Common stock equivalents that could potentially dilute net income per basic share in the future, but were not included in the computation of diluted earnings per share because the impact would have been antidilutive, were as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Assumed conversion of employee stock options | 860 | 815 | 1,354 |
| Assumed conversion of Platinum Warrant | — | — | 16,504 |

**Note 14: Common Stock and Stockholders' Equity**

The Board of Directors previously authorized a share buyback program to purchase up to 3.8 million shares of its common stock on the open market. On February 1, 2008, the Company announced that it was reactivating its share buyback program. Under the terms of the approval by its Board, the Company is authorized to repurchase up to 2.0 million shares of its common stock. Through March 31, 2008, the Company purchased 1.2 million shares for $18.2 million. In fiscal year 2009, the Company indefinitely suspended the share buyback program and since that time the Company has not repurchased any shares of the Company's common stock. At March 31, 2012 and 2011, the Company held 1.8 million shares and 2.4 million shares, respectively, of treasury stock at a cost of $42.5 million and $54.8 million, respectively.

At the July 27, 2011 annual meeting of stockholders, an amendment to the Company's Restated Certificate of Incorporation to reduce the number of authorized shares of common stock from 300,000,000 to 175,000,000 was approved. The amendment became effective August 1, 2011 pursuant to a Certificate of Amendment to the Company's Restated Certificate of Incorporation filed with the Delaware Secretary of State.

## Note 15: Commitments and Contingencies

*Equity Investment*

On March 12, 2012, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") to acquire 51% of the common stock (which will represent a 34% economic interest) of NT , a manufacturer of tantalum capacitors, electro-magnetic, electro-mechanical and access devices, (the "Initial Purchase") from NEC Corporation ("NEC") of Japan. Revenue of NT for the fiscal year ended March 31, 2011 was JPY64,770 million or approximately $755 million. The transaction is subject to customary closing conditions, including required regulatory filings. The transaction is expected to close in the second quarter of fiscal year 2013, at which time the Company will pay a purchase price of $50.0 million for new shares of common stock of NT (the "Initial Closing"). Upon the Initial Closing, the Company will account for the pending equity investment using the equity method in a non-consolidated variable interest entity since the Company will not have the power to direct significant activities of NT.

In connection with the Company's entry into the Stock Purchase Agreement, KEMET entered into a Stockholders'Agreement (the "Stockholders' Agreement") with NT and NEC, which provides for restrictions on transfers of NT's capital stock, certain tag-along and first refusal rights on transfer, restrictions on NEC's ability to convert the preferred stock of NT held by it, certain management services to be provided to NT by KEMET Electronics Corporation (or an affiliate of KEMET Electronics Corporation) and certain board representation rights. At the Initial Closing, KEMET will hold four of seven NT director positions. However, NEC will have significant board rights. The Stockholders' Agreement also contemplates a loan from NEC to NT in connection with NT's rebuilding of its operations in Thailand as a result of flooding that occurred in 2011.

Concurrently with entry into the Stock Purchase Agreement and the Stockholders' Agreement, KEMET entered into an Option Agreement (the "Option Agreement") with NEC whereby KEMET may purchase additional shares of NT common stock from NT for a purchase price of $50.0 million resulting in an economic interest of approximately 49% while maintaining ownership of 51% of NT's common stock (the "First Call Option") by providing notice of the First Call Option between the Initial Closing and August 31, 2014. Upon providing such notice, KEMET may also exercise an option to purchase all outstanding capital stock of NT from its stockholders, primarily NEC, for a purchase price based on the greater of six times LTM EBITDA (as defined in the Option Agreement) less the previous payments and certain other adjustments, or the outstanding amount of NT's debt obligation to NEC (the "Second Call Option") by providing notice of the Second Call Option by May 31, 2018. From August 1, 2014 through May 31, 2018, NEC may require us to purchase all outstanding capital stock of NT from its stockholders, primarily NEC. However, NEC may only exercise this right (the "Put Option") from August 1, 2014 through April 1, 2016 if NT achieves certain financial performance. The purchase price for the Put Option will be based on the greater six times LTM EBITDA less previous payments and certain other adjustments, or the outstanding amount of NT's debt obligation to NEC as of the date the Put Option is exercised. The purchase price for the Put Option is reduced by the amount of NT's debt obligation to NEC which KEMET will assume. The determination of the purchase price will be modified in the event there is an unresolved agreement between NEC and us under the Stockholders' Agreement. In the event the Put Option is exercised, NEC will be required to maintain in place the outstanding debt obligation owed by NT to NEC.

The Company's leases are primarily for distribution facilities or sales offices that expire principally between 2013 and 2023. A number of leases require the Company to pay certain executory costs (taxes,

**Note 15: Commitments and Contingencies (Continued)**

insurance, and maintenance) and contain certain renewal and purchase options. Annual rental expenses for operating leases were included in results of operations and were $9.8 million, $10.0 million and $7.3 million in fiscal years 2012, 2011, and 2010, respectively.

Future minimum lease payments over the next five fiscal years and thereafter under non-cancelable operating leases at March 31, 2012, are as follows (amounts in thousands):

| | Fiscal Years Ended March 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
| Minimum lease payments | $ 10,192 | $ 7,476 | $ 4,389 | $ 2,414 | $ 1,364 | $ 1,487 | $ 27,322 |
| Sublease rental income | (251) | (252) | (252) | (21) | — | — | (776) |
| Net minimum lease payments | $ 9,941 | $ 7,224 | $ 4,137 | $ 2,393 | $ 1,364 | $ 1,487 | $ 26,546 |

The Company or its subsidiaries are at any one time parties to a number of lawsuits arising out of their respective operations, including workers' compensation or work place safety cases, some of which involve claims of substantial damages. Although there can be no assurance, based upon information known to the Company, the Company does not believe that any liability which might result from an adverse determination of such lawsuits would have a material adverse effect on the Company's financial condition or results of operations.

**Note 16: Quarterly Results of Operations (Unaudited)**

The following table sets forth certain quarterly information for fiscal years 2012 and 2011. This information, in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustments) necessary to present fairly this information when read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein (amounts in thousands except per share data):

| | Fiscal Year 2012 Quarters Ended | | | |
|---|---|---|---|---|
| | Jun-30 | Sep-30 | Dec-31 | Mar-31 |
| Net sales | $ 289,856 | $ 265,514 | $ 218,795 | $ 210,668 |
| Operating income (loss)(1) | 40,842 | 24,913 | (17,962) | (9,992) |
| Net income (loss) | 31,849 | 14,318 | (27,771) | (11,704) |
| Net income (loss) per share (basic) | $ 0.81 | $ 0.32 | $ (0.62) | $ (0.26) |
| Net income (loss) per share (diluted) | $ 0.61 | $ 0.27 | $ (0.62) | $ (0.26) |

**Note 16: Quarterly Results of Operations (Unaudited) (Continued)**

| | Fiscal Year 2011 Quarters Ended | | | |
|---|---|---|---|---|
| | Jun-30 | Sep-30 | Dec-31 | Mar-31 |
| Net sales | $ 243,794 | $ 248,588 | $ 264,654 | $ 261,452 |
| Operating income(1) | 28,535 | 37,962 | 36,991 | 25,773 |
| Net income (loss) | (20,099) | 34,911 | 27,167 | 21,065 |
| Net income (loss) per share (basic) | $ (0.74) | $ 1.29 | $ 0.96 | $ 0.57 |
| Net income (loss) per share (diluted) | $ (0.74) | $ 0.68 | $ 0.52 | $ 0.40 |

(1) Operating income (loss) as a percentage of net sales fluctuates from quarter to quarter due to a number of factors, including net sales fluctuations, restructuring charges, product mix, the timing and expense of moving product lines to lower-cost locations, the write-down of long lived assets, the net gain/loss on sales and disposals of assets and the relative mix of sales among distributors, original equipment manufacturers, and electronic manufacturing service providers.

**Note 17: Condensed Consolidating Financial Statements**

As discussed in Note 2, "Debt", the Company's 10.5% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis by certain of the Company's 100% owned domestic subsidiaries ("Guarantor Subsidiaries") and secured by a first priority lien on 51% of the capital stock of certain of the Company's foreign restricted subsidiaries ("Non-Guarantor Subsidiaries"). The Company's Guarantor Subsidiaries are not consistent with the Company's business groups or geographic operations; accordingly this basis of presentation is not intended to present the Company's financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting. We are required to present condensed consolidating financial information in order for the subsidiary guarantors of the Company's public debt to be exempt from reporting under the Securities Exchange Act of 1934.

## Note 17: Condensed Consolidating Financial Statements (Continued)

Condensed consolidating financial statements for the Company's Guarantor Subsidiaries and Non-Guarantor Subsidiaries are presented in the following tables (amounts in thousands):

### Consolidating Balance Sheet
### March 31, 2012

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Current assets: | | | | | |
| Cash and cash equivalents | $ 7,933 | $ 178,205 | $ 24,383 | $ — | $ 210,521 |
| Accounts receivable, net | — | 42,706 | 62,244 | — | 104,950 |
| Intercompany receivable | 251,970 | 28,002 | 171,921 | (451,893) | — |
| Inventories, net | — | 121,611 | 90,623 | — | 212,234 |
| Prepaid expenses and other | 306 | 13,537 | 18,416 | — | 32,259 |
| Deferred income taxes | — | 192 | 6,178 | — | 6,370 |
| Total current assets | 260,209 | 384,253 | 373,765 | (451,893) | 566,334 |
| Property and equipment, net | 20 | 114,615 | 201,213 | — | 315,848 |
| Investments in subsidiaries | 454,517 | 435,970 | (4,622) | (885,865) | — |
| Goodwill | — | 36,676 | — | — | 36,676 |
| Intangible assets, net | — | 31,630 | 9,897 | — | 41,527 |
| Other assets | 7,796 | 6,160 | 1,211 | — | 15,167 |
| Long-term intercompany receivable | 79,185 | 62,235 | 1,065 | (142,485) | — |
| Total assets | $ 801,727 | $ 1,071,539 | $ 582,529 | $ (1,480,243) | $ 975,552 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | | |
| Current liabilities: | | | | | |
| Current portion of long-term debt | $ — | $ 25 | $ 1,926 | $ — | $ 1,951 |
| Accounts payable, trade | 460 | 35,206 | 39,490 | (752) | 74,404 |
| Intercompany payable | 34,830 | 315,906 | 122,799 | (473,535) | — |
| Accrued expenses | 30,747 | 23,007 | 35,325 | — | 89,079 |
| Income taxes payable | (2,778) | 3,031 | 2,003 | — | 2,256 |
| Total current liabilities | 63,259 | 377,175 | 201,543 | (474,287) | 167,690 |
| Long-term debt, less current portion | 343,539 | — | 1,841 | — | 345,380 |
| Other non-current obligations | 35,933 | 5,400 | 59,896 | — | 101,229 |
| Deferred income taxes | — | 272 | 1,985 | — | 2,257 |
| Long-term intercompany payable | — | 79,185 | 63,300 | (142,485) | — |
| Stockholders' equity | 358,996 | 609,507 | 253,964 | (863,471) | 358,996 |
| Total liabilities and stockholders' equity | $ 801,727 | $ 1,071,539 | $ 582,529 | $ (1,480,243) | $ 975,552 |

## Note 17: Condensed Consolidating Financial Statements (Continued)

### Consolidating Balance Sheet
### March 31, 2011

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Current assets: | | | | | |
| Cash and cash equivalents | $ 6,417 | $ 119,326 | $ 26,308 | $ — | $ 152,051 |
| Accounts receivable, net | — | 64,380 | 85,990 | — | 150,370 |
| Intercompany receivable | 190,973 | 176,233 | 197,329 | (564,535) | — |
| Inventories, net | — | 113,908 | 92,830 | (298) | 206,440 |
| Prepaid expenses and other | 302 | 11,034 | 16,761 | — | 28,097 |
| Deferred income taxes | (596) | 1,373 | 4,524 | — | 5,301 |
| Total current assets | 197,096 | 486,254 | 423,742 | (564,833) | 542,259 |
| Property and equipment, net | 122 | 82,962 | 227,328 | — | 310,412 |
| Investments in subsidiaries | 347,997 | 333,801 | (5,686) | (676,112) | — |
| Intangible assets, net | — | 8,666 | 11,426 | — | 20,092 |
| Other assets | 6,160 | 4,356 | 1,030 | — | 11,546 |
| Long-term intercompany receivable | 84,231 | 102,324 | — | (186,555) | — |
| Total assets | $ 635,606 | $ 1,018,363 | $ 657,840 | $ (1,427,500) | $ 884,309 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | | |
| Current liabilities: | | | | | |
| Current portion of long-term debt | $ 39,012 | $ — | $ 3,089 | $ — | $ 42,101 |
| Accounts payable, trade | 40 | 32,762 | 58,195 | — | 90,997 |
| Intercompany payable | 732 | 419,043 | 145,058 | (564,833) | — |
| Accrued expenses | 10,837 | 31,330 | 46,124 | — | 88,291 |
| Income taxes payable | (1,380) | 1,434 | 4,211 | — | 4,265 |
| Total current liabilities | 49,241 | 484,569 | 256,677 | (564,833) | 225,654 |
| Long-term debt, less current portion | 227,208 | — | 4,007 | — | 231,215 |
| Other non-current obligations | — | 7,989 | 51,738 | — | 59,727 |
| Deferred income taxes | (596) | 2,169 | 6,387 | — | 7,960 |
| Long-term intercompany payable | — | 84,231 | 102,324 | (186,555) | — |
| Stockholders' equity | 359,753 | 439,405 | 236,707 | (676,112) | 359,753 |
| Total liabilities and stockholders' equity | $ 635,606 | $ 1,018,363 | $ 657,840 | $ (1,427,500) | $ 884,309 |

## Note 17: Condensed Consolidating Financial Statements (Continued)

### Consolidating Statements of Operations
### Fiscal Year Ended March 31, 2012

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Net sales | $ — | $ 938,525 | $ 944,166 | $ (897,858) | $ 984,833 |
| Operating costs and expenses: | | | | | |
| Cost of sales | 799 | 799,659 | 848,822 | (873,610) | 775,670 |
| Selling, general and administrative expenses | 32,846 | 58,767 | 44,813 | (24,862) | 111,564 |
| Research and development | — | 21,283 | 8,157 | — | 29,440 |
| Restructuring charges | — | 2,255 | 11,999 | — | 14,254 |
| Net (gain) loss on sales and disposals of assets | — | 384 | (66) | — | 318 |
| Write down of long-lived assets | — | — | 15,786 | — | 15,786 |
| Total operating costs and expenses | 33,645 | 882,348 | 929,511 | (898,472) | 947,032 |
| Operating income (loss) | (33,645) | 56,177 | 14,655 | 614 | 37,801 |
| Interest income | (12) | (58) | (105) | — | (175) |
| Interest expense | 27,375 | 459 | 733 | — | 28,567 |
| Other (income) expense, net | (59,913) | 62,093 | (986) | (229) | 965 |
| Equity in earnings of subsidiaries | (6,595) | — | — | 6,595 | — |
| Income (loss) before income taxes | 5,500 | (6,317) | 15,013 | (5,752) | 8,444 |
| Income tax expense (benefit) | (1,192) | (80) | 3,024 | — | 1,752 |
| Net income (loss) | $ 6,692 | $ (6,237) | $ 11,989 | $ (5,752) | $ 6,692 |

### Consolidating Statements of Comprehensive Loss
### Fiscal Year Ended March 31, 2012

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Comprehensive loss | $ (5,046) | $ (983) | $ (4,506) | $ — | $ (10,535) |

**Note 17: Condensed Consolidating Financial Statements (Continued)**

**Consolidating Statements of Operations**
**Fiscal Year Ended March 31, 2011**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Net sales | $ — | $ 948,292 | $ 983,594 | $ (913,398) | $ 1,018,488 |
| Operating costs and expenses: | | | | | |
| Cost of sales | — | 738,855 | 889,886 | (875,895) | 752,846 |
| Selling, general and administrative expenses | 36,607 | 64,521 | 38,978 | (35,499) | 104,607 |
| Research and development | — | 19,148 | 6,961 | (245) | 25,864 |
| Restructuring charges | — | 4,378 | 2,793 | — | 7,171 |
| Net (gain) loss on sales and disposals of assets | — | (1,705) | 444 | — | (1,261) |
| Total operating costs and expenses | 36,607 | 825,197 | 939,062 | (911,639) | 889,227 |
| Operating income (loss) | (36,607) | 123,095 | 44,532 | (1,759) | 129,261 |
| Interest income | (20) | (110) | (88) | — | (218) |
| Interest expense | 28,399 | 260 | 1,516 | — | 30,175 |
| Loss on early extinguishment of debt | 38,248 | — | — | — | 38,248 |
| Other (income) expense, net | (30,751) | 25,631 | 331 | 97 | (4,692) |
| Equity in earnings of subsidiaries | (135,521) | — | — | 135,521 | — |
| Income before income taxes | 63,038 | 97,314 | 42,773 | (137,377) | 65,748 |
| Income tax expense (benefit) | (6) | 9 | 2,701 | — | 2,704 |
| Net income | $ 63,044 | $ 97,305 | $ 40,072 | $ (137,377) | $ 63,044 |

**Consolidating Statements of Comprehensive Income (Loss)**
**Fiscal Year Ended March 31, 2011**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Comprehensive income (loss) | $ 11,265 | $ (5,245) | $ 4,545 | $ — | $ 10,565 |

## Note 17: Condensed Consolidating Financial Statements (Continued)

### Consolidating Statements of Operations
### Fiscal Year Ended March 31, 2010

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Net sales | $ — | $ 706,700 | $ 757,587 | $ (727,952) | $ 736,335 |
| Operating costs and expenses: | | | | | |
| Cost of sales | — | 606,361 | 698,823 | (693,546) | 611,638 |
| Selling, general and administrative expenses | 32,339 | 50,047 | 38,368 | (34,669) | 86,085 |
| Research and development | — | 16,820 | 5,244 | — | 22,064 |
| Restructuring charges | — | 1,486 | 7,712 | — | 9,198 |
| Net (gain) loss on sales and disposals of assets | — | 2,717 | (3,720) | — | (1,003) |
| Write down of long-lived assets | — | — | 656 | — | 656 |
| Total operating costs and expenses | 32,339 | 677,431 | 747,083 | (728,215) | 728,638 |
| Operating income (loss) | (32,339) | 29,269 | 10,504 | 263 | 7,697 |
| Interest income | — | (119) | (69) | — | (188) |
| Interest expense | 24,849 | 238 | 921 | — | 26,008 |
| Gain on early extinguishment of debt | (38,921) | — | — | — | (38,921) |
| Increase in value of warrant | 81,088 | — | — | — | 81,088 |
| Other (income) expense, net | (32,196) | 35,893 | 424 | — | 4,121 |
| Equity in earnings of subsidiaries | 1,789 | — | — | (1,789) | — |
| Income (loss) before income taxes | (68,948) | (6,743) | 9,228 | 2,052 | (64,411) |
| Income tax expense | 499 | 485 | 4,052 | — | 5,036 |
| Net income (loss) | $ (69,447) | $ (7,228) | $ 5,176 | $ 2,052 | $ (69,447) |

### Consolidating Statements of Comprehensive Income (Loss)
### Fiscal Year Ended March 31, 2010

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Comprehensive income (loss) | $ — | $ 157 | $ (830) | $ — | $ (673) |

## Note 17: Condensed Consolidating Financial Statements (Continued)

### Consolidating Statements of Cash Flows
### Fiscal Year Ended March 31, 2012

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Sources (uses) of cash and cash equivalents | | | | | |
| Net cash provided by (used in) operating activities | $ (71,930) | $ 124,591 | $ 28,069 | $ — | $ 80,730 |
| Investing activities: | | | | | |
| Capital expenditures | — | (23,099) | (26,215) | — | (49,314) |
| Acquisitions net of cash received | — | (42,613) | — | — | (42,613) |
| Proceeds from sale of assets | — | — | 74 | — | 74 |
| Net cash used in investing activities | — | (65,712) | (26,141) | — | (91,853) |
| Financing activities: | | | | | |
| Proceeds from issuance of debt | 116,050 | — | — | — | 116,050 |
| Payment of long-term debt | (40,581) | — | — | — | (40,581) |
| Net (payments) borrowings under other credit facilities | — | — | (3,154) | — | (3,154) |
| Debt issuance costs | (2,313) | — | — | — | (2,313) |
| Proceeds from exercise of stock options | 290 | — | — | — | 290 |
| Net cash provided by (used in) financing activities | 73,446 | — | (3,154) | — | 70,292 |
| Net increase (decrease) in cash and cash equivalents | 1,516 | 58,879 | (1,226) | — | 59,169 |
| Effect of foreign currency fluctuations on cash | — | — | (699) | — | (699) |
| Cash and cash equivalents at beginning of fiscal year | 6,417 | 119,326 | 26,308 | — | 152,051 |
| Cash and cash equivalents at end of fiscal year | $ 7,933 | $ 178,205 | $ 24,383 | $ — | $ 210,521 |

## Note 17: Condensed Consolidating Financial Statements (Continued)

### Consolidating Statements of Cash Flows
### Fiscal Year Ended March 31, 2011

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Sources (uses) of cash and cash equivalents | | | | | |
| Net cash provided by (used in) operating activities | $ (13,967) | $ 90,445 | $ 37,490 | $ — | $ 113,968 |
| Investing activities: | | | | | |
| Capital expenditures | — | (15,842) | (19,147) | — | (34,989) |
| Proceeds from sale of assets | — | 5,425 | — | — | 5,425 |
| Net cash used in investing activities | — | (10,417) | (19,147) | — | (29,564) |
| Financing activities: | | | | | |
| Proceeds from issuance of debt | 226,976 | — | 549 | — | 227,525 |
| Payments of long-term debt | (210,604) | (15,000) | (4,809) | — | (230,413) |
| Net (payments) borrowings under other credit facilities | — | — | (2,479) | — | (2,479) |
| Debt issuance costs | (7,472) | (381) | — | — | (7,853) |
| Debt extinguishment costs | (207) | — | — | — | (207) |
| Proceeds from exercise of stock options | 89 | — | — | — | 89 |
| Net cash provided by (used in) financing activities | 8,782 | (15,381) | (6,739) | — | (13,338) |
| Net increase (decrease) in cash and cash equivalents | (5,185) | 64,647 | 11,604 | — | 71,066 |
| Effect of foreign currency fluctuations on cash | — | (28) | 1,814 | — | 1,786 |
| Cash and cash equivalents at beginning of fiscal year | 11,602 | 54,707 | 12,890 | — | 79,199 |
| Cash and cash equivalents at end of fiscal year | $ 6,417 | $ 119,326 | $ 26,308 | $ — | $ 152,051 |

**Note 17: Condensed Consolidating Financial Statements (Continued)**

**Consolidating Statements of Cash Flows**
**Fiscal Year Ended March 31, 2010**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Reclassifications and Eliminations | Consolidated |
|---|---|---|---|---|---|
| Sources (uses) of cash and cash equivalents | | | | | |
| Net cash provided by (used in) operating activities | $ (885) | $ 33,746 | $ 21,759 | $ — | $ 54,620 |
| Investing activities: | | | | | |
| Capital expenditures | (56) | (3,200) | (9,665) | — | (12,921) |
| Proceeds from sale of assets | — | 1,500 | — | — | 1,500 |
| Net cash used in investing activities | (56) | (1,700) | (9,665) | — | (11,421) |
| Financing activities: | | | | | |
| Proceeds from issuance of debt | 57,830 | — | 1,119 | — | 58,949 |
| Payments of long-term debt | (49,565) | — | (4,960) | — | (54,525) |
| Net (payments) borrowings under other credit facilities | — | — | 475 | — | 475 |
| Permanent intercompany financing | 12,062 | (12,062) | — | — | — |
| Debt issuance costs | (4,206) | — | — | — | (4,206) |
| Debt extinguishment costs | (3,605) | — | — | — | (3,605) |
| Dividends received (paid) | — | 8,883 | (8,883) | — | — |
| Net cash provided by (used in) financing activities | 12,516 | (3,179) | (12,249) | — | (2,912) |
| Net increase (decrease) in cash and cash equivalents | 11,575 | 28,867 | (155) | — | 40,287 |
| Effect of foreign currency fluctuations on cash | — | (28) | (264) | — | (292) |
| Cash and cash equivalents at beginning of fiscal year | 27 | 25,868 | 13,309 | — | 39,204 |
| Cash and cash equivalents at end of fiscal year | $ 11,602 | $ 54,707 | $ 12,890 | $ — | $ 79,199 |

**Note 18: Subsequent Events**

On April 3, 2012, the Company completed the sale of $15.0 million in aggregate principal amount of 10.5% Senior Notes due 2018 at an issue price of 105.5% of the principal amount plus accrued interest from November 1, 2011. The Senior Notes were issued as additional notes under the indenture, dated May 5, 2010, among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEMET CORPORATION
(Registrant)

Date: May 18, 2012

/s/ WILLIAM M. LOWE, JR.

William M. Lowe, Jr.
*Executive Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: May 18, 2012

/s/ PER-OLOF LOOF

Per-Olof Loof
*Chief Executive Officer and Director*
*(Principal Executive Officer)*

Date: May 18, 2012

/s/ WILLIAM M. LOWE, JR.

William M. Lowe, Jr.
*Executive Vice President and Chief Financial Officer*
*(Principal Accounting and Financial Officer)*

Date: May 18, 2012

/s/ FRANK G. BRANDENBERG

Frank G. Brandenberg
*Chairman and Director*

Date: May 18, 2012

/s/ DR. WILFRIED BACKES

Dr. Wilfried Backes
*Director*

Date:

Gurminder S. Bedi
*Director*

Date: May 18, 2012

/s/ JOSEPH V. BORRUSO

Joseph V. Borruso
*Director*

| | |
|---|---|
| Date: | _______________ <br> J. Jacob Kozubei <br> *Director* |
| Date: May 18, 2012 | /s/ E. ERWIN MADDREY, II <br> E. Erwin Maddrey, II <br> *Director* |
| Date: May 18, 2012 | /s/ ROBERT G. PAUL <br> Robert G. Paul <br> *Director* |
| Date: May 18, 2012 | /s/ JOSEPH D. SWANN <br> Joseph D. Swann <br> *Director* |

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# Board of Directors

**Frank G. Brandenberg**
Chairman
Former Corporate Vice President
& Sector President
Northrop Grumman Corporation

**Dr. Wilfried Backes**
Former Chief Financial Officer
EPCOS AG

**Gurminder S. Bedi**
Former Vice President
Ford Motor Company

**Joseph V. Borruso**
President
AOEM Consultants, LLC
An automotive supplier consulting firm

**Jacob Kotzubei**
Partner
Platinum Equity, LLC
A private equity investment firm

**Per-Olof Lööf**
Chief Executive Officer
KEMET Corporation

**E. Erwin Maddrey, II**
Former President & Chief Executive Officer
Delta Woodside Industries

**Robert G. Paul**
Former President
Base Station Subsystems Unit
Andrew Corporation

**Joseph D. Swann**
Former President
Rockwell Automation Power Systems
Former Senior Vice President
Rockwell Automation

# Leadership Team

**Per-Olof Lööf**
Chief Executive Officer & Director

**William M. Lowe, Jr.**
Executive Vice President
& Chief Financial Officer

**Conrado S. Hinojosa**
Executive Vice President
Tantalum Business Group

**Chuck C. Meeks, Jr.**
Executive Vice President
Ceramic, Film & Electrolytic Business Group

**Robert R. Argüelles**
Senior Vice President
Operational Excellence & Quality

**Marc Kotelon**
Senior Vice President
Global Sales

**Dr. Philip M. Lessner**
Senior Vice President
Chief Technology Officer & Chief Scientist

**R. James Assaf**
Vice President
General Counsel & Secretary

**Susan B. Barkal**
Vice President of Quality
& Chief Compliance Officer

**Dr. John C. Boan**
Vice President
Marketing

**Brian W. Burch**
Vice President &
Chief Information Officer

**Richard T. Curley**
Vice President of Sales
EMEA

**John J. Drabik**
Vice President of Sales
Americas

**Donald Lung**
Vice President of Sales
Asia/Pacific

**Dr. Daniel F. Persico**
Vice President
Special Projects

**John C. Powers**
Vice President
Ceramic Business Group

**Dr. Richard M. Vosburgh**
Vice President &
Chief Human Resources Officer

# Other Key Employees

**Michael W. Boone**
Vice President & Treasurer

**David S. Knox**
Vice President & Corporate Controller

# Key Subsidiaries

**KEMET Electronics Corporation**
Simpsonville, South Carolina, USA

**KEMET Electronics Bulgaria EAD**
Kyustendil, Bulgaria

**KEMET Electronics (Suzhou) Co., Ltd.**
Suzhou, People's Republic of China

**KEMET Electronics Oy**
Espoo, Finland

**KEMET Electronics GmbH**
Landsberg, Germany

**PT. Evox Rifa Indonesia**
Batam, Indonesia

**KEMET Electronics Italia, S.r.l.**
Sasso Marconi, Italy

**KEMET de Mexico, S.A. de C.V.**
Matamoros Tamaulipas, Mexico

**KEMET Electronics Portugal, S.A.**
Evora, Portugal

**KEMET Electronics Marketing (S) Pte Ltd.**
Singapore

**KEMET Electronics AB**
Gränna, Sweden

**KEMET Electronics S.A.**
Geneva, Switzerland

**KEMET Electronics Limited**
Weymouth, United Kingdom

**KEMET Blue Powder Corporation**
Mound House, Nevada, USA

**KEMET Foil Manufacturing, LLC**
Knoxville, Tennessee, USA


Countries and Areas listed below
represent KEMET operations
throughout the world.

**AMERICAS**

Canada
Mexico
USA

**EMEA**

Bulgaria
Finland
France
Germany
Italy
Macedonia
Portugal
Sweden
Switzerland
United Kingdom

**ASIA-PACIFIC**

China
Hong Kong
India
Indonesia
Japan
Malaysia
Singapore
South Korea
Taiwan

# Corporate Profile

KEMET Corporation is *The Capacitance Company*. We offer our customers the broadest selection of capacitor technologies in the industry, including tantalum, ceramic, aluminum, electrolytic, film and paper. Our vision is to be the preferred supplier of capacitance solutions for customers demanding the highest standards of quality, delivery and service.

**Whether designing hand-held devices, automotive systems or the greenest energy technology, companies around the world rely on KEMET.**

## Corporate Offices

KEMET Corporation
2835 KEMET Way
Simpsonville, SC 29681
USA
864.963.6300

KEMET Electronics S.A.
15bis Chemin des Mines
CH-1202 Geneva
Switzerland
41.22.715.0100

KEMET Electronics Marketing (S) Pte Ltd.
1 Scotts Road
#15-07/10 Shaw Centre
S(228208), Singapore

The Capacitance Company
KEMET
CHARGED.